






A record-breaking year.

2023 Annual report

ROGERS



About Rogers.

Ted Rogers started our company with one small loan and one big dream. He believed in the power of communication to inform, inspire and innovate. Driven to honour his father's legacy, he purchased his very first radio station at the age of 27.

From these humble beginnings, we've grown into a world-class media and communications company - a company that's driven to honour our founder's legacy and to bring our customers and our communities the very best products, services and experiences.

After all, connectivity is at the centre of your life and we want you to be connected, at home and on the go. Whether you're watching the final minute of the final game or streaming that once in a lifetime experience… you can count on us to bring you the best.



A message from
Tony

" **We delivered sustained, strong results, led the industry in growth, and regained our leadership position.** "

Dear Shareholders,

2023 was a record-breaking year for Rogers.

We delivered sustained, strong results, led the industry in growth, and regained our leadership position. We closed our historic merger with Shaw and delivered industry-leading innovation for Canadians.

We set a clear plan to be number one in our core businesses and I am pleased with our progress.

This momentum is a testament to the entire Rogers team who have shown relentless focus, disciplined execution, and an unwavering commitment to our customers.

Record-Breaking Results

In 2023, we returned to top- and bottom-line growth and met our 2023 guidance targets. Total service revenue grew by 27% and adjusted EBITDA grew by 34%.

In Wireless, we led the industry with 674,000 postpaid net additions, up 24%. This represents eight straight quarters of growth. It is clear more Canadians are choosing Rogers than any other carrier.

In Cable, we brought more competition to the West and saw market share gains accelerate in the West. Revenue and margins increased significantly, and we delivered adjusted EBITDA growth of 83%, which reflects the merger cost synergies.

In Media, our performance clearly stood out in the industry and reinforced the quality of our assets and the team's execution capability.

And we paid over $1 billion in dividends to our shareholders, delivering positive total shareholder return for the second year in a row.

Overall, the team is firing on all cylinders, and I am pleased with our progress.

Record-Breaking Merger

In 2023, we successfully completed the largest merger in Canadian telecom history. I continue to be very impressed with the quality of the Shaw assets, the Shaw team and the incredible company JR Shaw and his family built.

Together, with Shaw, we have doubled the size of our cable business - this is a scale business - and the power of our scale is starting to show.

From a customer perspective, we introduced Rogers Internet and TV services in Western Canada, and we launched new bundled offers. We rebranded our corporate stores and added residential services to the portfolio of products we offer in our Western Canadian retail locations.

Today, Alberta and BC are our fastest growing markets, and we are gaining healthy market share. We said we would increase competition in the West, and we have.

Record-Breaking Innovation

In 2023, we led the industry with new innovations for Canadians.

We signed exclusive agreements with SpaceX and Lynk Global to bring satellite-to-mobile coverage to rural and remote parts of Canada. We made the country's first satellite-to-mobile phone call and we are on track to introduce satellite services to Canadians this year.

We invested in technology to better predict and detect natural disasters across the country.

We acquired BAI Canada and introduced 5G cell service to all subway riders on the TTC. And we were awarded Canada's best wireless network for the fifth year in a row.

In 2023, we invested a record $4 billion in network and innovation. And we will continue this level of investment in 2024.

"More investment, more innovation. This is our commitment to Canada and to Canadians."

In January 2024, we completed the first network-slicing trial in Canada. This innovation will materially change how our network operates by offering multiple lanes for wireless traffic, including a dedicated lane for first responders.

Looking ahead, we plan to launch our DOCSIS 4.0 Internet roadmap to deliver the next generation of Internet and entertainment services to Canadians.

More investment, more innovation. This is our commitment to Canada and to Canadians.

Industry-Leading Outlook

Our robust outlook for 2024 reflects our clear focus, disciplined execution, and unrelenting ambition to be number one.

It reflects a third year of strong service revenue and EBITDA growth. And it reflects strong free cash flow growth.

As a company, we remain relentlessly focused on being number one in our core businesses. And I am confident we have the right plan and the right team to deliver on this goal.

It truly is an honour to work with Edward, the Board and the Rogers-Shaw team to build on the incredible legacy of Ted Rogers and JR Shaw.

As Ted would say, the best is yet to come.



Tony Staffieri
President and Chief Executive Officer



A message from
Edward

> “ The team achieved these results through clear prioritization, disciplined execution, and a relentless focus on the customer.”

Dear Shareholders,

As a Board, we remain squarely focused on ensuring the long-term growth and success of Rogers.

I am pleased to report that we achieved industry-leading results last year and led the industry on most key metrics for the second year in a row. After years of poor performance, we have reignited our competitive spirit and returned to number one. I would like to congratulate Tony Staffieri, the senior leadership team, and all Rogers employees for these terrific results.

The team achieved these results through clear prioritization, disciplined execution, and a relentless focus on the customer. The team also delivered on our upgraded guidance targets for the year and set industry-leading growth targets for 2024.

The team also closed the Shaw merger, the largest deal in Canadian telecom history. Rogers, together with Shaw, is now a formidable national cable company, bringing more choice, more innovation, and more competition to Canadians.

Investing for the long-term

Rogers’ commitment to Canada dates back more than 60 years, with the legacies of Ted Rogers and JR Shaw, two of Canada’s greatest entrepreneurs.

Both companies have a long history of innovation, entrepreneurship, and investment. Shaw was a leader for over five decades, and we have learnt a great deal from JR, Jim, and Brad Shaw. They have made immense contributions to the community and our country, and we look forward to carrying on this tradition.

Our networks play an integral role in the lives of customers, businesses, and communities. They are the backbone of our digital economy, and they require constant investment.

Over the last decade, Rogers and Shaw combined to invest over $40 billion in our networks. Our 2024 capital plan will see Rogers invest a record

$4 billion to expand 5G services, connect more rural and remote communities, and invest in next generation Internet and home entertainment services.

Investing in Content

Beyond networks, we also invest in Canadian content and sports.

Over the past decade, we have invested $12 billion in Canadian sport. As proud owners of the Toronto Blue Jays, Canada's baseball team, we are committed to fielding a championship team and delivering the best fan experience. We have built a best-in-class training facility and renovated Rogers Centre to offer a truly reimagined fan experience at the ballpark.

In 2023, Sportsnet celebrated its 25th anniversary and remained the number one sports media brand in the country. Together with CityNews, and other programming, we produced over 12,700 hours of unique Canadian programming last year.

This is part of our $6.9 billion investment in Canadian content over the past decade, ranging from producing the best live sports to being Canada's largest funder of Canadian documentaries.

Investing in the community

I firmly believe our country is stronger when our communities are stronger. We proudly make meaningful investments to strengthen our communities – from creating local jobs to making services more accessible to creating opportunities for youth.

It starts with our team who support our customers. After closing the Shaw merger, we repatriated all customer service jobs back to Canada – the only national carrier committed to 100% Canada-based customer service teams.

We also helped bridge the digital divide by expanding our Connected for Success low-cost Internet program to Shaw's cable footprint.

"We are a proud Canadian company, and we are committed to investing in Canada."

And we introduced a new national Connected for Success wireless program to help connect 2.5 million low-income Canadians.

Overall, we drove over $100 million of benefits into Canadian communities through Community Grants, Scholarships, the Jays Care Foundation, and the Shaw Charity Classic.

Paying tribute

Since publishing our last annual report, Phil Lind, a long-standing member of our Board and a close confidante to Ted, passed away. Phil worked at Rogers for 54 years, nearly 40 of them with my father, and helped build Rogers into the communications and media powerhouse it is today.

We are forever grateful for Phil's countless contributions, and will miss his deep devotion, relentless determination, and sage counsel.

In closing, I would like to thank the management team, and all employees, for their hard work and dedication to deliver for our customers, our shareholders, and Canadians.

I would also like to personally thank Brad Shaw, and the entire Shaw family for their support, guidance, and friendship.

As Ted would say, the best is yet to come.



Edward Rogers
Chair of the Board
Rogers Communications Inc.

A record-breaking year.

Record-breaking performance.

01. Delivered record wireless postpaid net additions

02. Delivered industry-leading financial results

03. Achieved 2023 guidance targets

04. Delivered second straight year of positive TSR

05. Delivered eight straight quarters of growth

06. Total service revenue up 30%

Record-breaking merger.

01. Closed Canada's biggest telecom merger

02. Exceeded merger synergy targets

03. Exceeded debt leverage targets

04. Introduced Rogers cable services in the West

05. Delivered industry-leading cable margins

06. Grew market share in the West

Record-breaking innovation.

01. Partnered with SpaceX and Lynk Global on satellite technology

02. Made first satellite-to-mobile call in Canada with Lynk Global

03. Announced world-leading global wildfire detection technology

04. Awarded Canada's best wireless network

05. Launched 5G service on the TTC

06. Announced commitment to 100% Canadian customer service team

Executive
Leadership Team

As at March 5, 2024

1. **Tony Staffieri**
   President & CEO

2. **Navdeep Bains**
   Chief Corporate
   Affairs Officer

3. **Glenn Brandt**
   Chief Financial Officer

4. **Marisa Fabiano**
   Chief Human
   Resources Officer

5. **Phil Hartling**
   President, Wireless

6. **Bret Leech**
   President, Residential

7. **Ron McKenzie**
   Chief Technology and
   Information Officer

8. **Thomas A. Turner**
   President, Business

9. **Terrie Tweddle**
   Chief Brand and
   Communications Officer

10. **Colette Watson**
    President, Rogers
    Sports & Media

11. **Mahes Wickramasinghe**
    President, Group Operations

12. **Marisa Wyse**
    Chief Legal Officer and
    Corporate Secretary

Board of
Directors

As at March 5, 2024

1. **Michael Cooper**

2. **Trevor English**

3. **Ivan Fecan**
   Chair of the Human
   Resources Committee

4. **Robert Gemmell**
   Lead Director
   Chair of the Audit and
   Risk Committee
   Chair of the Corporate
   Governance Committee

5. **Jan Innes**
   Chair of the
   Pension Committee
   Chair of the ESG Committee

6. **Dr. Mohamed Lachemi**

7. **David Robinson**

8. **Edward Rogers**
   Chair of the Finance, Nominating,
   and Executive Committees

9. **Lisa Rogers**

10. **Bradley Shaw**

11. **Tony Staffieri**
    President & CEO

2023 Financial Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2023. This MD&A should be read in conjunction with our 2023 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 5, 2024 and was approved by RCI's Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

Effective this year, we retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See "Review of Consolidated Performance" and "Financial Condition" for more information.

In this MD&A, *first quarter* refers to the three months ended March 31, 2023, *second quarter* refers to the three months ended June 30, 2023, *third quarter* refers to the three months ended September 30, 2023, *fourth quarter* refers to the three months ended December 31, 2023, *this year* refers to the twelve months ended December 31, 2023, and *last year* refers to the twelve months ended December 31, 2022. All results commentary is compared to the equivalent periods in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned by Rogers Communications Inc. or an affiliate. This MD&A also includes trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2024 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, and intentions.

Forward-looking information:
- typically includes words like *could*, *expect*, *may*, *anticipate*, *assume*, *believe*, *intend*, *estimate*, *plan*, *project*, *guidance*, *outlook, target*, and similar expressions;
- includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to

have been reasonable at the time they were applied but may prove to be incorrect; and
- was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
- revenue;
- total service revenue;
- adjusted EBITDA;
- capital expenditures;
- cash income tax payments;
- free cash flow;
- dividend payments;
- the growth of new products and services;
- expected growth in subscribers and the services to which they subscribe;
- the cost of acquiring and retaining subscribers and deployment of new services;
- continued cost reductions and efficiency improvements;
- our debt leverage ratio;
- the benefits expected to result from the Shaw Transaction (as defined below), including corporate, operational, scale, and other synergies, and their anticipated timing;
- the proposed sales of non-core assets; and
- all other statements that are not historical facts.

Specific forward-looking information included in this MD&A includes, but is not limited to, information and statements under "Financial and Operating Guidance" relating to our 2024 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking information.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on a number of estimates, expectations, assumptions, and other factors, including, among others:
- general economic and industry conditions, including the effects of inflation;
- currency exchange rates and interest rates;
- product pricing levels and competitive intensity;
- subscriber growth;
- pricing, usage, and churn rates;
- changes in government regulation;
- technology and network deployment;
- availability of devices;
- timing of new product launches;
- content and equipment costs;
- the integration of acquisitions; and
- industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

- regulatory changes;
- technological changes;
- economic, geopolitical, and other conditions affecting commercial activity;
- unanticipated changes in content or equipment costs;
- changing conditions in the entertainment, information, and/or communications industries;
- sports-related work stoppages or cancellations and labour disputes;
- the integration of acquisitions;
- litigation and tax matters;
- the level of competitive intensity;
- the emergence of new opportunities;
- external threats, such as epidemics, pandemics, and other public health emergencies, natural disasters, the effects of climate change, or cyberattacks, among others;
- anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
- new interpretations and new accounting standards from accounting standards bodies; and
- the other risks outlined in "Risks and Uncertainties Affecting our Business".

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in this MD&A entitled "Regulation in our Industry", "Risk Management", and "Sustainability and Social Impact", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these websites and any other websites and any reports, including our 2023 Annual Report, referenced in this document does not constitute part of this MD&A except to the extent that information is expressly included herein.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

Executive Summary

ABOUT ROGERS

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 26,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We are a strong national company investing in Canada and are committed to embedding sustainable practices in how we do business. We report our results of operations in three reportable segments. See "Understanding Our Business" for more information.

2023 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31		
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg
Consolidated			
Total revenue	19,308	15,396	25
Total service revenue [1]	16,845	13,305	27
Adjusted EBITDA [2]	8,581	6,393	34
Adjusted EBITDA margin [2]	44.4%	41.5%	2.9 pts
Net income	849	1,680	(49)
Adjusted net income [2]	2,406	1,915	26
Basic earnings per share	$ 1.62	$ 3.33	(51)
Adjusted basic earnings per share [2]	$ 4.60	$ 3.79	21
Capital expenditures [3]	3,934	3,075	28
Cash provided by operating activities	5,221	4,493	16
Free cash flow [2]	2,414	1,773	36
Wireless			
Service revenue	7,802	7,131	9
Revenue	10,222	9,197	11
Adjusted EBITDA	4,986	4,469	12
Adjusted EBITDA margin [4]	63.9%	62.7%	1.2 pts
Cable			
Revenue	7,005	4,071	72
Adjusted EBITDA	3,774	2,058	83
Adjusted EBITDA margin	53.9%	50.6%	3.3 pts
Media			
Revenue	2,335	2,277	3
Adjusted EBITDA	77	69	12
Adjusted EBITDA margin	3.3%	3.0%	0.3 pts

[1] As defined. See "Key Performance Indicators".

[2] Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure; adjusted net income is a component of adjusted basic earnings per share. Free cash flow is a capital management measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

[3] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[4] Calculated using Wireless service revenue.

KEY PERFORMANCE INDICATORS

	As at or years ended December 31		
	2023	2022	Chg
Subscriber results (in thousands) [1]			
Wireless postpaid mobile phone net additions [2,3]	**674**	545	129
Wireless prepaid mobile phone net (losses) additions [4]	**(50)**	89	(139)
Wireless mobile phone subscribers [2,3,4]	**11,609**	10,647	962
Retail Internet net additions	**77**	52	25
Retail Internet subscribers [5,6]	**4,162**	2,284	1,878
Video net additions	**15**	32	(17)
Video subscribers [5]	**2,751**	1,525	1,226
Smart Home Monitoring net losses	**(12)**	(12)	–
Smart Home Monitoring subscribers	**89**	101	(12)
Home Phone net losses	**(116)**	(76)	(40)
Home Phone subscribers [5]	**1,629**	836	793
Customer relationships net (losses) additions	**(2)**	6	(8)
Total customer relationships [5,6]	**4,636**	2,590	2,046
Additional Wireless metrics [1]			
Postpaid mobile phone churn (monthly)	**1.11%**	0.90%	0.21 pts
Mobile phone ARPU (monthly) [1,7]	**$ 57.86**	$ 57.89	($ 0.03)
Additional Cable metrics [1]			
ARPA (monthly) [1,7]	**$ 142.58**	$130.12	$ 12.46
Penetration	**46.6%**	53.9%	(7.3 pts)
Ratios			
Capital intensity [1,7]	**20.4%**	20.0%	0.4 pts
Dividend payout ratio of net income [1,7]	**123.2%**	60.1%	63.1 pts
Dividend payout ratio of free cash flow [1,7]	**43.3%**	57.0%	(13.7 pts)
Return on assets [1,7]	**1.2%**	3.0%	(1.8 pts)
Debt leverage ratio [7]	**5.0**	3.3	1.7
Pro forma debt leverage ratio [7]	**4.7**		
Employee-related information			
Total active employees	**26,000**	22,000	4,000

[1] As defined. See "Key Performance Indicators".

[2] Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.

[3] On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of the Shaw Transaction (as defined below), which are not included in net additions, but do appear in the ending total balances. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[4] Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.

[5] On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction (as defined below). The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics. On November 1, 2023, we acquired approximately 22,000 retail Internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of Comwave. None of these subscribers are included in net additions.

[6] Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.

[7] Mobile phone ARPU, ARPA, capital intensity, dividend payout ratio of net income, dividend payout ratio of free cash flow, and return on assets are supplementary financial measures. Debt leverage ratio is a capital management measure. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for an explanation as to the composition of these measures.

FINANCIAL HIGHLIGHTS

REVENUE

Total revenue and total service revenue increased by 25% and 27%, respectively, this year, driven substantially by revenue growth in our Cable and Wireless businesses, including the July 2022 network outage-related credits of $150 million issued to customers last year.

Wireless service revenue increased by 9% this year, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction (as defined in "Shaw Transaction"), and the impact of the July 2022 network outage-related credits. Wireless equipment revenue increased by 17% primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased this year primarily as a result of the Shaw Transaction and the impact of the July 2022 network outage-related credits.

Media revenue increased by 3% this year primarily as a result of higher sports-related revenue, including at the *Toronto Blue Jays*.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased 34% this year and our adjusted EBITDA margin increased by 290 basis points as a result of synergies and other efficiencies, including those recognized through the Shaw Transaction and the network outage-related credits issued to customers last year.

Wireless adjusted EBITDA increased 12% this year, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 63.9%.

Cable adjusted EBITDA increased 83% this year due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 53.9%.

Media adjusted EBITDA increased by $8 million this year primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays payroll costs.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased by 49% this year, primarily as a result of higher depreciation and amortization, higher finance costs, and higher restructuring, acquisition and other costs, primarily associated with the Shaw Transaction and integration-related activities. Adjusted net income increased by 26% this year, primarily as a result of higher adjusted EBITDA.

See "Review of Consolidated Performance" for more information.

CASH FLOW AND AVAILABLE LIQUIDITY

We returned substantial cash to shareholders this year through the payment of $960 million in dividends. In addition, we declared a $0.50 per share dividend on January 31, 2024.

Our cash provided by operating activities increased by 16% this year, primarily a result of higher adjusted EBITDA, as well as the impact of lower income taxes paid, partially offset by higher investment in net operating assets and higher interest paid, related to the Shaw senior note financing (as defined below). Free cash flow increased 36% this year, primarily as a result of higher adjusted EBITDA.

As a result of the Shaw Transaction, our debt leverage ratio was 4.7[1] as at December 31, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio as at December 31, 2023 was 5.0 (2022 – 3.3). See "Financial Condition" for more information.

Our overall weighted average cost of all borrowings was 4.85% as at December 31, 2023 (2022 – 4.50%) and our overall weighted average term to maturity on our debt was 10.4 years as at December 31, 2023 (2022 – 11.8 years).

We ended the year with approximately $5.9 billion of available liquidity[2] (2022 – $4.9 billion), including $4.3 billion (2022 – $4.4 billion) available under our bank and letter of credit facilities, $0.8 billion (2022 – nil) available under our $2.4 billion receivables securitization program, and $0.8 billion (2022 – $0.5 billion) in cash and cash equivalents.

---

[1] Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

[2] Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for total consideration of $20.5 billion, consisting of:

- $19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
- approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (Class B Non-Voting Shares) (based on the opening share price of the Class B Non-Voting Shares on the TSX on April 3, 2023 of $61.33).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, Videotron, and others, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:

- continued access to Shaw's "Go WiFi" hotspots for Freedom Mobile subscribers;
- roaming services on an incidental, non-permanent basis;
- wholesale mobile virtual network operator access services;
- third-party Internet access services; and
- certain backhaul, backbone, and other transport services.

As consideration for the above sale and long-term commercial arrangements, Quebecor paid $2.85 billion as adjusted pursuant to the terms of the divestiture agreement, resulting in net cash received of $2.15 billion after accounting for the Freedom debt assumed by Quebecor.

Rogers and Quebecor also agreed to provide each other with customary transition services as necessary to facilitate (i) the operation of the Freedom and Shaw Mobile businesses for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers were acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023, of which $4.05 billion remained outstanding as at December 31, 2023. As a result, the assumed senior notes now rank equally with RCI's other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, Rogers Communications Canada Inc. (RCCI) provided a guarantee for Shaw's payment obligations under those senior notes.

REGULATORY APPROVAL

On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), each of which is detailed in "Regulation in our Industry".

THE ACQUIRED SHAW BUSINESS

The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products included Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). Subsequent to closing, we stopped selling services under the Shaw Mobile brand to new customers. These services continue to be offered by Rogers to existing Shaw Mobile customers.

Combined, Rogers and Shaw has the scale, assets, and capability to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The Shaw Transaction has accelerated the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either Rogers or Shaw could achieve on their own, by bringing together the expertise and assets of both companies.

As a combined company, we remain committed to making a meaningful impact through investments to improve digital access, help the next generation achieve their highest potential, take action on climate change, keep Canadians safe, and deliver value to our customers and communities.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

The major classes of assets acquired, along with the allocation of fair value to each, consist of property, plant and equipment ($8.0 billion) and intangible assets ($6.0 billion, primarily customer relationships). We have recognized goodwill of $12.2 billion associated with the acquisition. The recognition of these assets has resulted in a material increase to our depreciation and amortization expense that will continue on an ongoing basis. There has also been a material increase in finance costs in relation to the financing incurred to fund the acquisition and acquiring Shaw's long-term debt. See "Review of Consolidated Performance" for more information.

In addition, targeted cost synergies, together with organic service revenue and earnings growth, has resulted, and will continue to result, in an offsetting and material increase to our adjusted EBITDA and net income on an ongoing basis.

Understanding Our Business

Rogers is Canada's leading wireless, cable, and media company.

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See "Capability to Deliver Results" for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS
We are the largest provider of wireless communication services in Canada as at December 31, 2023. We are a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network and we have the largest 5G network in Canada, serving over 2,200 communities as at December 31, 2023. Our postpaid and prepaid wireless services are offered under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:
- mobile high-speed Internet access, including our *Rogers Infinite* unlimited data plans;
- wireless voice and enhanced voice features;
- Express Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
- direct device shipping to the customer's location of choice;
- device financing;
- device protection;
- global voice and data roaming, including *Roam Like Home* and *Fido Roam*;

- wireless home phone;
- advanced wireless solutions for businesses, including wireless private network services;
- bridging landline phones with wireless phones; and
- machine-to-machine solutions and Internet of Things (IoT) solutions.

CABLE
We are one of the largest cable services providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, Internet protocol-based (IP) television, applications, online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers across Canada. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

Our newest WiFi modem with WiFi 6E, a technology that eases network congestion by simplifying network design and delivering increased performance with higher throughput and wider spectrum channels, allows us to offer new fibre-powered Ignite Internet packages and bundles with up to 8 gigabit per second (Gbps) symmetrical speeds in select areas.

Internet services include:
- Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;
- access speeds of up to:
  - 1 Gbps, covering our entire Cable footprint; and
  - 1.5 Gbps, covering the vast majority of our Cable footprint, with some areas able to receive access speeds of up to 8 Gbps symmetrical speeds;
- *Rogers Ignite* unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
- Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage, and Ignite WiFi Pods, an advanced WiFi system you can plug into different electrical outlets in your home to extend your WiFi coverage;
- *Rogers Smart Home Monitoring*, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app; and
- Rogers WiFi Hotspots, an extension of our customer experience with over 100,000 public access points used by our customers in coffee shops, restaurants, gyms, malls, public transit, and other public spaces covering locations from British Columbia to Ontario. In addition to these public access points, Wireless customers can access more than 950,000 Home Hotspots across Western Canada.

Television services include:
- local and network TV, made available through traditional digital or IP-based *Ignite TV,* including starter and premium channel packages along with à la carte channels;
- on-demand television with Ignite TV services;

- cloud-based digital video recorders (DVRs) available with Ignite TV services;
- voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, *Sportsnet NOW*, Amazon Prime Video, Disney+, and Apple TV+ on Ignite TV and *Ignite Streaming*;
- personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
- an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
- Ignite Streaming, an entertainment add-on for Ignite Internet customers, giving them access to their favourite streaming services in one place;
- Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
- linear and time-shifted programming;
- digital specialty channels; and
- 4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games.

Phone services include:
- residential and small business local telephony service; and
- calling features such as voicemail, call waiting, and long distance.

Satellite services include:
- video and audio programming by satellite; our customers have access to over 370 digital video channels and thousands of on-demand, pay-per-view (PPV), and subscription movie and television titles; and
- flexibility with each of our current primary TV packages, which includes a base set of channels and tiered customization options depending on the size of the TV package.

Enterprise services include:
- voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;
- optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;
- simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
- extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
- specialized telecommunications technical consulting for Internet service providers (ISPs).

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the *Rogers Centre* event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and other streaming devices. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:
- Sportsnet's four regional stations along with *Sportsnet ONE*, *Sportsnet 360*, and *Sportsnet World*;
- *Citytv* network, which, together with affiliated stations, has broadcast distribution to approximately 72% of Canadian individuals;
- *OMNI* multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
- specialty channels that include *FX* (Canada), *FXX* (Canada), and *OLN* (formerly Outdoor Life Network); and
- *Today's Shopping Choice*, Canada's only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 52 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 *CHFI*, *CityNews 680, Sportsnet 590 The FAN, KiSS, JACK,* and *SONiC*.

We also offer a range of digital services and products, including:
- our digital sports-related assets, including sportsnet.ca and *Sportsnet+*;
- other digital assets, including *Citytv+*;
- a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses; and
- out-of-home advertising assets and partnerships allowing us to reach school campuses, bars and restaurants, elevators, salons, and spas, among others.

OTHER

We offer both the *Rogers Mastercard* and the *Rogers World Elite Mastercard,* which allow customers to earn cash back rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

- our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and
- our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

In December 2023, we sold our investment interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec in a private transaction.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful, continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see "Regulation in our Industry" for more information).

Telephony and television services are increasingly offered over the Internet and consumers communicate, watch video, and otherwise interact with the broader world online, including with a growing selection of over-the-top (OTT) services.

In the media industry, consumer viewing habits have shifted towards digital and online media consumption and advertisers are directing their advertising dollars to those channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

- Wireless technology – Our 5G network caters to customers seeking the increased capacity and speed it provides relative to long-term evolution (LTE) networks. We compete with BCE Inc. (Bell), TELUS Corporation (Telus), and Videotron at a national level, and with Saskatchewan Telecommunications Holding Corporation (SaskTel) and Eastlink Inc. (Eastlink) at a regional level, all of whom operate 5G networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi "hotspots" and mobile virtual network operators (MVNO).
- Product, branding, and pricing – we compete nationally with Bell, Telus, and Videotron, including their flanker brands Virgin Plus (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), Fizz (Videotron), and Freedom Mobile (Videotron). We also compete with various regional players and resellers.
- Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.
- Wireless networks – consolidation amongst regional players, or with incumbent carriers (including through the Freedom Transaction), could alter the regional or national competitive landscapes for Wireless. Additionally, certain service providers that currently do not offer wireless products or services have purchased spectrum licences and could enter the market in the future.
- Spectrum – we currently have the largest spectrum position in the country. In November 2023, we won 860 spectrum licences covering 87% of the Canadian population at a total cost of $475 million in the 3800 MHz spectrum licence auction. These spectrum licences, along with other frequency bands, are essential to the deployment of 5G networks. The outcome of this auction may increase competition. See "Regulation in our Industry" for more information.

CABLE

Internet

We compete with other ISPs that offer fixed-connection residential high-speed Internet access services. Our high-speed Internet services compete directly with, among others:

- Bell's Internet services in Ontario, Manitoba, New Brunswick, Nova Scotia, and Newfoundland, including Virgin Plus;
- Telus' Internet services in British Columbia and Alberta;
- various resellers, such as TekSavvy and others, using wholesale telecommunication company digital subscriber line (DSL) and cable third-party Internet access (TPIA) services in local markets;
- smaller ISPs, such as Beanfield Metroconnect, in metropolitan areas; and
- newer providers offering low Earth orbiting satellite Internet service in underserved regions.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are:

- Ontario – Bell, Cogeco Data Services, Xplore, and Digital Colony;
- Quebec – Bell, Telus, and Videotron;
- Atlantic Canada – Bell, Xplore, and Eastlink; and
- Western Canada – Bell, Telus, and Digital Colony.

Television

We compete with:

- other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Telus, and other satellite and IPTV providers;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content; and
- over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

- Bell's wireline phone service in Ontario, Manitoba, New Brunswick, Nova Scotia, and Newfoundland;
- Telus' wireline phone services in British Columbia and Alberta;
- incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers and other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and
- substitution of wireline for wireless products, including mobile phones and wireless home phone products.

MEDIA

Competition in Sports Media and Entertainment includes other:

- televised and online sports broadcasters;
- Toronto professional teams, for attendance at Toronto Blue Jays games;
- MLB teams, for Toronto Blue Jays players and fans;
- local sporting and special event venues;
- professional sports teams, for merchandise sales revenue; and
- new digital sports media companies.

Television and Radio, both of which are focused on local and regional content, compete for audiences and advertisers with:

- other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content;
- OTT radio offerings, such as iHeartRadio, Apple Music, Amazon Music, Spotify, SiriusXM, and Radioplayer Canada;
- other media, including newspapers, magazines, and outdoor advertising; and
- other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today's Shopping Choice's model of live, hosted-video sales content and its robust online shopping experience competes with:

- pure play e-commerce retailers servicing Canada;
- select branded retailers in Canada and their related e-commerce websites;
- other available television-shopping channels and infomercials that sell products on television; and
- direct-to-consumer livestream video shopping events, social commerce, and shoppable video technologies that are rapidly emerging online.

Our digital media products compete for audiences and advertisers with:

- online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
- magazines, both digital and printed; and
- other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See "Risks and Uncertainties Affecting our Business" and "Regulation in our Industry" for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers continue to invest in the next generation of technologies, like 5G, to meet increasing data demands. New products and applications on the wireless network, such as wireless private networks, will continue to rely on ultra-reliable, low latency transport networks, capable of supporting both wireless and wireline traffic.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers offer device financing programs. In 2023, we expanded financing available to Rogers customers by introducing the Rogers Mastercard, which provides 3% cash back value for Rogers customers and allows consumers to finance up to the full cost of the device over a 36-month or 48-month term at 0% interest. We believe being able to finance devices over 36 or 48 months will help reduce churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

CABLE TRENDS

Economic conditions, technology advancements, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) has continued with increased adoption of OTT services.

Canada's economic condition continues to be impacted by recessionary fears, rising interest rates and higher inflation. Housing affordability remains a concern and rising immigration levels may push housing demand and supply further apart, thus adversely impacting the demand for residential cable services.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet, including consistently offering download speeds of 1.5 Gbps, with certain plans offering symmetrical speeds of up to 8 Gbps in select areas, and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies and they are starting to evolve their networks to be DOCSIS 4.0-capable. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Wireless home Internet, or Internet delivered using wireless cellular signals, is increasingly being offered by telecommunications companies in Canada. This technology allows carriers to provide home Internet services to customers who are (i) otherwise unable to be serviced by traditional wireline technologies or (ii) outside of a carrier's cable network footprint, thereby expanding the effective footprint of customers.

People are increasingly working and studying from home, further establishing the need for strong and reliable cable networks that can handle increased capacity than previously existed. Cable and wireline companies have needed to continue adding capacity and managing traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and may require a shift in focus.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our vision to become number one, we set objectives to measure progress and to address short-term opportunities and risks.

2023 OBJECTIVES

Our five objectives for 2023 were as follows.

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

Our networks are the backbone of the digital economy and our business is built on providing our customers with coverage everywhere. We are focused on expanding coverage to enable Canadians to connect wherever they are and to deliver quality connectivity on networks that are reliable and consistently perform for Canadians and businesses.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

Delivering easy to use, reliable products and services is key to our growth strategy. This includes designing products that are simple, creating plans that are easy to understand, and delivering reliable services our customers can count on.

BE THE FIRST CHOICE FOR CANADIANS

Everything starts and ends with our customers, so improving the customer experience is a key area of focus. We are investing in our frontline and continuing to build our digital and self-serve capabilities. With the evolution of consumer behaviours, we are expanding service channel options to serve our customers how and where they want in order to grow our customer base.

BE A STRONG NATIONAL COMPANY INVESTING IN CANADA

Every year, we reinvest the vast majority of our profits back into our country to connect as many Canadians as possible. We also partner with local community groups to help create a better future for young Canadians, the future leaders of our country.

BE THE GROWTH LEADER IN OUR INDUSTRY

To be number one, we are focused on operating efficiently and executing with excellence to accelerate revenue growth and translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders.

KEY PERFORMANCE DRIVERS AND 2023 STRATEGIC HIGHLIGHTS

Our five objectives guided our work and decision-making as we further improve our operational execution and made well-timed investments to grow our core businesses, ensure network leadership, and deliver increased shareholder value. We are committed to growing in a socially and environmentally responsible way, advancing our five business priorities while making a positive impact in the lives of Canadians. Below are some highlights for the year.

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

- Invested a record $3.9 billion in capital expenditures, primarily in our wireless and wireline network infrastructure.
- Recognized as the best and most reliable wireless network in Canada for the fifth straight year by umlaut in July 2023.
- Expanded Canada's largest and most reliable 5G network to 267 new communities.
- Launched 5G service for all transit riders in the busiest sections of the Toronto Transit Commission (TTC) subway system.
- Signed agreements with SpaceX and Lynk Global to bring satellite-to-mobile phone coverage and completed Canada's first test call.
- Secured 3800 MHz spectrum licences, making Rogers the largest 5G spectrum investor.
- Invested in wildfire detection and prevention technology to help combat climate change events.
- Delivered an additional 50 kilometres of 5G cellular connectivity on Highway 16 in British Columbia to improve public safety.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

- Introduced Rogers Internet and TV services to customers in Western Canada.
- Upgraded all migrated legacy Shaw Mobile customers to Rogers 5G service.
- Introduced the red Rogers Mastercard with 48-month device equal payment plan with 0% interest and up to 3% cash back value for customers.
- Introduced *Ignite Self Protect* for customers to self-monitor their homes with connected devices.

BE THE FIRST CHOICE FOR CANADIANS

- Led the industry in wireless subscriber additions with 674,000 postpaid mobile phone net additions.
- Launched our "We Speak Your Language" program across all retail stores, with the goal of serving customers in their preferred language.
- Secured number-one spots for flagship radio brands *98.1 CHFI*, *CityNews 680*, and *KiSS 92.5* for the Summer 2023 ratings period.
- Helped bring Taylor Swift to Canada in 2024 for six shows in Toronto and three in Vancouver.
- Signed a long-term broadcast agreement with UFC that will bring live UFC events to Sportsnet.

BE A STRONG NATIONAL COMPANY INVESTING IN CANADA

- Successfully completed the historic Shaw Transaction in April 2023.
- Repatriated the Shaw customer service teams as part of our commitment to 100% Canada-based teams.
- Expanded *Connected for Success*, our high-speed, low-cost Internet program to Western Canada.
- Announced a new five-year deal as title sponsor of the Shaw Charity Classic.
- Drove benefits to community organizations across Canada of over $100 million.

BE A GROWTH LEADER IN OUR INDUSTRY

- Total service revenue up 27%; adjusted EBITDA up 34%.
- Generated free cash flow of $2,414 million and cash provided by operating activities of $5,221 million.
- Achieved strong Cable adjusted EBITDA margin expansion of 330 basis points; Shaw integration tracking ahead of plan.
- Delivered on industry-leading 2023 financial guidance.

2024 OBJECTIVES

In 2023, we executed with discipline, delivered industry-leading results, and made substantive progress on our integration plan following the close of the Shaw Transaction. Building on this momentum, and as part of our goal to be number one across our core businesses, our five objectives for 2024 remain as follows, with updates to reflect how we will advance them:

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

Our networks power Canada's economy and our business is built on providing our customers with always-on coverage everywhere. We are focused on connecting more Canadians nationwide to Canada's largest and best 5G network and the country's only coast-to-coast Internet network, and using our network investments to deliver reliable connectivity and build a resilient Canada.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

We believe delivering easy to use, reliable products and services is key to our growth strategy. This means designing products that are simple, creating plans that are easy to understand, and offering even more value to our customers with innovative products and reliable services, all throughout the entire product lifecycle.

BE THE FIRST CHOICE FOR CANADIANS

To be Canadians' first choice, we must deliver the best experiences and serve them how and where they want. We are investing to grow our customer base and audiences by continuously improving the customer experience, including moving to digital-first and delivering the best content and experiences.

BE A STRONG NATIONAL COMPANY INVESTING IN CANADA

Every year, we reinvest the vast majority of our profits back into our country to connect as many Canadians as possible, including those in rural, remote, and Indigenous communities. We also partner with local community groups and support emergency responders to help build stronger communities and create a better future for young Canadians, the future leaders of our country.

BE THE GROWTH LEADER IN OUR INDUSTRY

To be number one, we are focused on operating efficiently and executing with excellence to accelerate revenue growth and translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders.

OUR APPROACH TO CREATING VALUE

We aim to connect Canadians where and when they want through our ambition to be number one in in our core businesses. We are dedicated to advancing our purpose and ambition through our five corporate priorities, grounded by our foundational practices that are embedded in how we do business.

We understand that sustainability and social impact are an important part of how we create value for ourselves and our stakeholders. In 2023, we updated our materiality assessment process by conducting an extensive stakeholder engagement exercise to identify our material sustainability and social impact topics and assess their impact to our business. Further detail on our stakeholder engagement and materiality assessment approach can be found in "Sustainability and Social Impact". By aligning our material sustainability and social impact topics with our corporate priorities as below, we can define how we create impact as an organization, including in the context of global sustainability commitments and goals. We will leverage our value creation model as a framework for how we assess, manage, and communicate corporate impact and performance.

CORPORATE STRATEGY

Purpose	Connect Canadians when and where they want				
Ambition	Be number one in our core businesses				
Foundational practices	We are committed to do our best for Canadians with honesty, integrity, and transparency, through:				
	Business ethics and open Internet access	Risk management	Leadership and accountability	Stakeholder engagement	Transparent reporting

VALUE CREATION

Corporate priorities	Build the biggest and best networks in the country	Deliver easy to use, reliable products and services	Be the first choice for Canadians	Be a strong national company investing in Canada	Be the growth leader in our industry
Material sustainability and social impact topics	Network leadership and resilience	Social impacts of products and services Product end-of-life management	Customer relationships Data privacy and security	Indigenous, community relations, and socio-economic investment Talent attraction and development Diversity, equity, inclusion, and belonging (DEIB)	Climate change mitigation and adaptation Safety, well-being, and labour relations

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2023 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines the updated guidance ranges that we provided in July 2023 and our actual results and achievements for the selected full-year 2023 financial metrics.

(In millions of dollars, except percentages)	2022 Actual	2023 Guidance Ranges			2023 Actual		Achievement
Consolidated Guidance [1]							
Total service revenue	13,305	Increase of 26%	to	increase of 30%	16,845	27%	✓
Adjusted EBITDA	6,393	Increase of 33%	to	increase of 36%	8,581	34%	✓
Capital expenditures [2]	3,075	3,700	to	3,900	3,934	n/m	✓✓
Free cash flow	1,773	2,200	to	2,500	2,414	n/m	✓

Achieved ✓   Exceeded ✓✓

n/m – not meaningful

[1] The table outlines guidance ranges for selected full-year 2023 consolidated financial metrics provided in our February 2, 2023 earnings release and subsequently updated on July 26, 2023. Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.

[2] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

2024 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2024, we expect growth in total service revenue and adjusted EBITDA will drive higher free cash flow. In 2024, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2023 Actual	2024 Guidance Ranges [1]	
Total service revenue	16,845	Increase of 8% to increase of 10%	
Adjusted EBITDA	8,581	Increase of 12% to increase of 15%	
Capital expenditures [2]	3,934	3,800 to 4,000	
Free cash flow	2,414	2,900 to 3,100	

[1] Guidance ranges presented as percentages reflect percentage increases over full-year 2023 results.

[2] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2024 consolidated financial metrics. These ranges take into consideration our current outlook and our 2023 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2024 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Risks and Uncertainties Affecting our Business", the material assumptions listed below under "Key underlying assumptions", and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2024 guidance ranges presented in "2024 Full-Year Consolidated Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2024:

- continued competitive intensity in all segments in which we operate consistent with levels experienced in 2023;
- no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
- Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2024 compared to 2023;
- overall wireless market penetration in Canada grows in 2024 at a similar rate as in 2023;
- continued subscriber growth in retail Internet;
- declining Television and Satellite subscribers, including the impact of customers migrating to Ignite TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
- in Media, continued growth in sports and relative stability in other traditional media businesses;
- no significant sports-related work stoppages or cancellations will occur;
- with respect to capital expenditures:
  - we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
  - we continue to make expenditures related to our Home roadmap in 2024 and we make progress on our service footprint expansion projects;
- a substantial portion of our 2024 US dollar-denominated expenditures is hedged at an average exchange rate of $1.33/US$;
- key interest rates remain relatively stable throughout 2024; and
- we retain our investment-grade credit ratings.

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced mobile broadband wireless networks in Canada, which:
- is the only national network in Canada fully owned by a single operator;
- was the first 5G network in Canada, reaching over 85% of the Canadian population in over 2,200 communities as at December 31, 2023 on our 5G/5G+ network alone;
- was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2023 on our LTE network alone;
- is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including LTE and a growing number of 5G roaming operators;
- includes network sharing arrangements with two wireless operators that operate in urban and rural parts of Canada; and
- will bring satellite-to-phone coverage nationwide to ensure Canadians can stay connected in areas beyond the limits of traditional wireless networks through our partnerships with SpaceX and Lynk Global.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

Our 5G network currently uses a combination of the 600 MHz, 1900 MHz, 2500 MHz, 3500 MHz, and AWS spectrum bands, and is also aggregated with our LTE spectrum bands. In 2023, we secured additional mid-band 3800 MHz spectrum licences in Canada's third 5G spectrum auction that will complement our existing 3500 MHz 5G spectrum licences and our other low-and

mid-band spectrum licence holdings. These licences will allow us to provide Canadians with even more coverage, speed, and capacity on our 5G/5G+ network. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G/5G+ networks.

In late 2023, we also introduced 5G services in the busiest areas of the TTC (including all subway stations and a number of tunnel segments).

A number of future investments will be required to successfully operate and maintain our 5G network, including, but not limited to:
- refarming spectrum currently used for 2G and 3G to LTE and 5G/5G+;
- acquiring additional radio spectrum through government auctions and private sector transactions;
- densifying and expanding our wireless network with additional macro cells, small cells, and in-building systems; and
- purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

Significant spectrum position
Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:
- support the continual rapid growth in usage of broadband wireless data services;
- support the expansion and maintenance of our 5G and 5G+ networks; and
- introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2023 include:

Type of spectrum	Rogers licences	Who the licences support
600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
700 MHz	24 MHz in Canada's major geographic markets, covering 99.7% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3G HSPA, 4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
2500 MHz	40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavut and the Northwest Territories. Rogers also holds an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia, and an additional 10 MHz in parts of rural British Columbia.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
3500 MHz	Between 60 MHz and 80 MHz in large population centres, except in Edmonton where Rogers holds 30 MHz. Rogers holds 20 MHz to 90 MHz in rural areas.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers

In May 2024, we expect to receive the 3800 MHz spectrum licences we secured at auction in 2023. These licences will support mobile 5G/5G+ subscribers and fixed wireless subscribers, similar to the 3500 MHz spectrum licences above.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports
2300 MHz	Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.	4G subscribers.
Various	Two network-sharing arrangements to enhance coverage and network capabilities:	
	• with Bell MTS, which covers 98% of the population across Manitoba; and	2G GSM, 3.5G / 4G HSPA+, 4G LTE, 5G subscribers.
	• with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.	4G LTE subscribers.

CABLE

Our expansive fibre and hybrid fibre-coaxial (HFC) cable network delivers services to homes and businesses across Canada. This transcontinental, facilities-based fibre-optic network with 114,000 kilometres of fibre optic cable is also used to service business customers, including government and other telecommunications service providers outside of our home markets. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes fibre, both access and metro, and long haul, optical transmission systems and IP routers in hubs and core sites. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, Chicago, Detroit, and Sarnia; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada's largest markets, while also reaching key US markets for the exchange of data, video, and voice traffic.

Our network is engineered for performance and redundancy and to allow for the simultaneous delivery of video, voice, and Internet. Diverse fibre paths that interconnect hubs provide redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to the core network through our HFC and DOCSIS or ten gigabit symmetrical passive optical network (XGS-PON) access networks. We connect the HFC and PON nodes to the core network using fibre optic cable and from the home to the node using coaxial cable or fibre. Using 1.2GHz, 1 GHz, 860 MHz, and 750 MHz of cable spectrum for our HFC networks in Western Canada, Ontario, and Atlantic Canada, we deliver video, voice, and broadband services to our customers.

We continually invest in our network to augment capacity, enhance performance and resilience, reduce operating costs, and introduce new features and functionality. Our investments are focused on:
- modernizing our HFC network to 1.2 GHz and subsequently 1.8 GHz in preparation for DOCSIS 4.0 (as the technology becomes generally available), which will:
  - expand cable spectrum capacity; and
  - enhance network performance, quality, and resilience with digital fibre optics and new higher radio frequency amplifiers;
- HFC node segmentation to reduce the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber;
- increasing capacity per subscriber by enabling additional DOCSIS 3.1 downstream and upstream channels and preparing for the deployment of DOCSIS 4.0 that will support symmetrical Gbps speeds and lower latency;
- expanding our fibre network connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre and XGS-PON technology; and
- enhancing resilience by separating the wireless and wireline IP core networks, adding equipment redundancy, and adding additional fibre paths to protect against simultaneous outages.

Fixed wireless access services and expanding our cable footprint is a key priority for connecting all areas of Canada, including rural and underserved areas. We are actively investing in the expansion of our network in both Wireless and Cable to leverage what's needed to offer fixed wireless Internet access. We are investing in the next generation of broadband wireless data networks, such as 5G/5G+ technologies, to support the growing data demand and new products and applications. This requires a strong network, capable of supporting both wireline and wireless data at low latencies to ensure new products and applications operate as intended.

We continue to invest in and improve our cable network services; for example, with technology to support multi-gigabit Internet speeds, Ignite TV, Rogers 4K TV, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate twenty state-of-the-art, highly reliable, certified data centres across Canada, including:
- Canada's first Tier III Design and Construction certified multi-tenant facility in Toronto;
- two Tier III certified data centres in Alberta, including Alberta's first Tier III certified data centre; and
- a third Tier III certified data centre in Ottawa.

We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary network operation centres proactively monitor Rogers' networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:
- live customer support handled by customer solution specialists located entirely within Canada;
- 24/7 customer support handled by virtual assistant tools that provide customers the option for live chat or scheduled callbacks;
- an innovative Integrated Voice Response (IVR) system that can take calls in English, French, Mandarin, and Cantonese;
- voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;
- self-serve options, including:
  - the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online;
  - the ability for customers to install their Internet, TV, home phone, smart home monitoring, and Ignite Streaming products at their convenience, without the need for a technician visiting their residence;
  - *Rogers EnRoute*, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call; and
  - the ability for chatr customers to use SMS to easily review account information, balance details, and top up their account;
- the "We Speak Your Language" program, allowing us to serve customers in over 100 languages at our retail stores;
- the Rogers Assist App, which allows customers to act on behalf of their loved ones, friends, or another customer expressing an ongoing concern with their service or an issue they have been unable to resolve, by submitting issues directly to a specialized Rogers Assist team;
- customer care available over Facebook Messenger, X (formerly Twitter), Instagram, and online chat through our websites;
- Rogers Infinite unlimited data plans with no overage charges;

- 24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
- Ignite HomeConnect for all Ignite TV customers, giving them ultimate control over their WiFi experience;
- Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
- Fido 5 Extra Hours, which grant Fido customers an additional five hours of data, per billing cycle, at no extra charge;
- a simple online bill, making it easier for customers to read and understand their monthly charges;
- Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
- *DAY PASS*, a flexible daily payment option for chatr customers;
- Top Up as a Guest, which allows chatr customers to top up an account without signing in;
- *Advantage Mobility* and *Advantage Security*, business-grade solutions offered by Rogers for Business to support small- and medium-sized Canadian enterprises with reliable connectivity and network security;
- a *Premium Device Protection* program, including AppleCare services for Rogers and Fido customers, offering customers more protection and choice;
- Express Pickup, a free service that allows customers to purchase a new device online or through a customer care agent and pick up it up the same day in-store;
- an online appointment booking tool, allowing customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time;
- 36-month and 48-month device financing through the Rogers Mastercard's equal payment plan, allowing Rogers customers to finance devices at 0% interest; and
- 5G connectivity in the TTC subway system to cover every station (and select tunnels), so that our customers can continue to stream, make plans, share location, and more while on the go.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:
- established networks;
- extensive distribution;
- recognizable media content and programming;
- advertising;
- event and venue sponsorships;
- community investment, including Ted Rogers Scholarships, Ted Rogers Community Grants, and *Jays Care Foundation*; and
- naming rights to some of Canada's landmark buildings, stadiums, and arenas.

We also own or utilize some of Canada's most recognized brands, including:
- the wireless brands of Rogers, Fido, and chatr;
- the Rogers residential brand;
- 23 TV stations and specialty channels, including *Sportsnet*, OMNI, Citytv, FX (Canada), and FXX (Canada);
- 52 radio stations, including 98.1 CHFI, CityNews 680, Sportsnet 590 The FAN, KiSS, JACK, and SONiC;
- major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;

- an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allows us to deliver coverage of professional hockey in Canada; and
- Today's Shopping Choice, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS
We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:
- company-owned Rogers, Fido, and chatr retail stores;
- customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
- an extensive independent dealer network;
- major retail chains and convenience stores;
- other distribution channels, such as *WOW! mobile boutique*, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
- our contact centres; and
- outbound telemarketing.

CABLE
We distribute our residential cable products using various channels, including:
- company-owned Rogers retail stores;
- customer self-serve using rogers.com;
- our Canada-based contact centres, outbound telemarketing, and door-to-door agents; and
- major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:
- an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and other streaming devices;
- broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
- Sportsnet+, an OTT sports service, offering 24/7 access to Sportsnet's TV content;
- the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
- an 11-year broadcasting agreement with the NBA, which runs through the 2025-2026 season, that allows us to deliver coverage of professional basketball in Canada across television, smartphones, tablets, and other streaming devices;

- a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment's (WWE) flagship programming; and
- a long-term broadcast agreement with Ultimate Fighting Championship (UFC) for media rights that allows Sportsnet to stream live UFC events starting in 2024.

ENGAGED PEOPLE

For our team of approximately 26,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

- engaging employees and building high-performing teams through various initiatives;
- aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
- maintaining our commitment to diversity and inclusion, including through the launch of new, mandatory training for all employees on accessibility and Indigenous cultural awareness; and
- providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet and substantial available liquidity of $5.9 billion as at December 31, 2023. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt.

The following information is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Financial and Operating Guidance", "Risks and Uncertainties Affecting our Business", and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

The Shaw Transaction has had, and will continue to have, a significant impact on our capital structure as we:

- issued US$7.05 billion and $4.25 billion of debt in March 2022 to partially fund the cash consideration of the Shaw Transaction;
- subsequently drew $6 billion on our term loan facility in April 2023 to fund the balance of the required cash consideration; and
- assumed $4.55 billion of long-term debt from Shaw, $1 billion of which has subsequently been repaid at maturity.

Despite the significant impact from the Shaw Transaction, we expect we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2024, funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank facilities or debt issued. As at December 31, 2023, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales, and debt repayment, as applicable.

In December 2023, we sold our investment interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec in a private transaction. In addition, we have commenced a process to sell a significant value of non-core assets, primarily consisting of surplus real estate.

We believe we can satisfy foreseeable additional funding requirements through cash provided by operating activities and additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI's Class B Non-Voting Shares are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 1.7 million shares in 2023. In addition, RCI's Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2023, each share paid an annualized dividend of $2.00.

During 2023, our dividend reinvestment plan (DRIP) was amended to permit, at the Board's discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the DRIP. Previously, all Class B Non-Voting Shares received by participants under the DRIP were purchased in the Canadian open market with no discount.

2023 Financial Results

See "Accounting Policies" in this MD&A and the notes to our 2023 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See "Key Performance Indicators" and "Non-GAAP and Other Financial Measures" for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31		
(In millions of dollars, except margins and per share amounts)	**2023**	2022	% Chg
Revenue			
Wireless	**10,222**	9,197	11
Cable	**7,005**	4,071	72
Media	**2,335**	2,277	3
Corporate items and intercompany eliminations	**(254)**	(149)	70
Revenue	**19,308**	15,396	25
Total service revenue [1]	**16,845**	13,305	27
Adjusted EBITDA			
Wireless	**4,986**	4,469	12
Cable	**3,774**	2,058	83
Media	**77**	69	12
Corporate items and intercompany eliminations	**(256)**	(203)	26
Adjusted EBITDA	**8,581**	6,393	34
Adjusted EBITDA margin	**44.4%**	41.5%	2.9 pts
Net income	**849**	1,680	(49)
Basic earnings per share	$ **1.62**	$ 3.33	(51)
Diluted earnings per share	$ **1.62**	$ 3.32	(51)
Adjusted net income	**2,406**	1,915	26
Adjusted basic earnings per share	$ **4.60**	$ 3.79	21
Adjusted diluted earnings per share [2]	$ **4.59**	$ 3.78	21
Capital expenditures	**3,934**	3,075	28
Cash provided by operating activities	**5,221**	4,493	16
Free cash flow	**2,414**	1,773	36

[1] As defined. See "Key Performance Indicators".

[2] Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

KEY CHANGES IN FINANCIAL RESULTS YEAR OVER YEAR

REVENUE

Wireless service revenue increased this year, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base, revenue from Shaw Mobile subscribers acquired through the Shaw Transaction, and the impact of the July 2022 network outage-related credits. Wireless equipment revenue increased this year as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable revenue increased this year, primarily as a result of our acquisition of Shaw as well as the impact of the July 2022 network outage-related credits.

Media revenue increased this year, primarily as a result of higher sports-related revenue, including at the *Toronto Blue Jays*.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased this year, primarily as a result of improving synergies and efficiencies, and the network outage-related credits issued to customers last year.

Wireless adjusted EBITDA increased this year, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to a Wireless adjusted EBITDA service margin of 63.9%.

Cable adjusted EBITDA increased this year, due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities, which led to a Cable adjusted EBITDA margin of 53.9%.

Media adjusted EBITDA increased this year, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll and other operating costs.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased this year, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction; higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition and integration-related activities; and higher finance costs, partially offset by higher adjusted EBITDA. Adjusted net income increased this year, primarily as a result of higher adjusted EBITDA.

WIRELESS

ROGERS IS CANADA'S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2023, we had:
- approximately 11.6 million wireless mobile phone subscribers; and
- approximately one-third subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

(In millions of dollars, except margins)	Years ended December 31		
	2023	2022	% Chg
Revenue			
Service revenue	7,802	7,131	9
Equipment revenue	2,420	2,066	17
Revenue	10,222	9,197	11
Operating expenses			
Cost of equipment	2,396	2,115	13
Other operating expenses	2,840	2,613	9
Operating expenses	5,236	4,728	11
Adjusted EBITDA	4,986	4,469	12
Adjusted EBITDA margin [1]	63.9%	62.7%	1.2 pts
Capital expenditures	1,625	1,758	(8)

[1] Calculated using service revenue.

WIRELESS SUBSCRIBER RESULTS [1]

(In thousands, except churn and mobile phone ARPU)	Years ended December 31		
	2023	2022	Chg
Postpaid mobile phone [2,3]			
Gross additions	2,007	1,523	484
Net additions	674	545	129
Total postpaid mobile phone subscribers [4]	10,498	9,392	1,106
Churn (monthly)	1.11%	0.90%	0.21 pts
Prepaid mobile phone			
Gross additions	867	796	71
Net additions	(50)	89	(139)
Total prepaid mobile phone subscribers [4,5]	1,111	1,255	(144)
Churn (monthly)	6.12%	4.90%	1.22 pts
Mobile phone ARPU (monthly)	$ 57.86	$ 57.89	($ 0.03)

[1] Subscriber counts and churn are key performance indicators. See "Key Performance Indicators".

[2] On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions, but do appear in the ending total balances for December 31, 2023. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[3] Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.

[4] As at end of period.

[5] Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:
- postpaid and prepaid monthly fees;
- roaming and other usage-based charges; and
- certain other fees and charges.

The 9% increase in service revenue this year was primarily a result of:
- the cumulative impact of growth in our mobile phone subscriber base over the past year;
- the effect of the July 2022 network outage-related credits; and
- the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The continued significant postpaid gross and net additions this year were a result of sales execution in a growing Canadian market.

Equipment revenue

Equipment revenue includes revenue from sales of mobile devices to subscribers through fulfillment by Wireless' customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 17% increase in equipment revenue this year was a result of:
- an increase in new subscribers purchasing devices; and
- a continued shift in the product mix towards higher-value devices; partially offset by
- lower device upgrades by existing customers.

OPERATING EXPENSES

We record operating expenses in two categories:
- the cost of wireless devices and equipment; and
- all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 13% increase in the cost of equipment this year was a result of the equipment revenue changes discussed above.

The 9% increase in other operating expenses this year was primarily a result of:
- higher costs associated with the increased revenue and subscriber additions, which included increased roaming and commissions and costs associated with our expanded network; and
- investments made in customer service.

ADJUSTED EBITDA

The 12% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

CABLE

ONE OF CANADA'S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2023, we had:
- approximately 4.2 million retail Internet subscribers;
- approximately 2.8 million Video subscribers; and
- a network passing approximately 9.9 million homes across Canada.

CABLE FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2023**	2022	% Chg
Revenue			
Service revenue	**6,962**	4,046	72
Equipment revenue	**43**	25	72
Revenue	**7,005**	4,071	72
Operating expenses	**3,231**	2,013	61
Adjusted EBITDA	**3,774**	2,058	83
Adjusted EBITDA margin	**53.9%**	50.6%	3.3 pts
Capital expenditures	**1,865**	1,019	83

CABLE SUBSCRIBER RESULTS [1]

	Years ended December 31		
(In thousands, except ARPA and penetration)	**2023**	2022	Chg
Homes passed [2,3,4]	**9,943**	4,804	5,139
Customer relationships			
Net additions (losses)	**(2)**	6	(8)
Total customer relationships [2,3,4]	**4,636**	2,590	2,046
ARPA (monthly)	**$142.58**	$130.12	$ 12.46
Penetration [2]	**46.6%**	53.9%	(7.3 pts)
Retail Internet			
Net additions [5]	**77**	52	25
Total retail Internet subscribers [2,3,4]	**4,162**	2,284	1,878
Video			
Net additions	**15**	32	(17)
Total Video subscribers [2,3,4]	**2,751**	1,525	1,226
Smart Home Monitoring			
Net losses	**(12)**	(12)	–
Total Smart Home Monitoring subscribers [2]	**89**	101	(12)
Home Phone			
Net losses	**(116)**	(76)	(40)
Total Home Phone subscribers [2,3,4]	**1,629**	836	793

[1] Subscriber results are key performance indicators. See "Key Performance Indicators".
[2] As at end of period.
[3] On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.
[4] On November 1, 2023, we acquired approximately 22,000 retail internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of Comwave. None of these subscribers are included in net additions.
[5] Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.

REVENUE

Service revenue
Service revenue includes revenue derived from:
- monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
- monthly service revenue from our smart home monitoring products;
- modem, television set-top box, and other equipment rental fees;
- IPTV, digital cable, and direct-to-home satellite services, such as:
  - basic service fees;
  - tier service fees;
  - access fees for use of channel capacity by third parties; and
  - premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees;
- monthly service fees;
- calling features, such as voicemail, call waiting, and caller ID; and
- long distance calling.

The 72% increase in Cable service revenue this year was primarily a result of:
- revenue related to our acquisition of Shaw, which contributed approximately $3 billion since closing;
- an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings; and
- the effect of the July 2022 network outage-related credits; partially offset by:
- continued increased competitive promotional activity; and
- declines in our Home Phone, Smart Home Monitoring, and Satellite subscriber bases.

The higher ARPA this year was a result of the acquisition of Shaw.

Equipment revenue
Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. The increase in equipment revenue this year was primarily as a result of our acquisition of Shaw and higher Ignite equipment sales.

OPERATING EXPENSES

We record Cable operating expenses in three categories:
- the cost of programming;
- the cost of equipment revenue (including smart home monitoring equipment); and
- all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 61% increase in operating expenses this year was a result of:
- our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
- investments in customer service.

ADJUSTED EBITDA

The 83% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:
- sports media and entertainment, such as Sportsnet (Canada's number-one sports media brand) and the Toronto Blue Jays;
- our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
- category-leading television and radio broadcasting properties;
- multi-platform televised and online shopping; and
- digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2023**	2022	% Chg
Revenue	**2,335**	2,277	3
Operating expenses	**2,258**	2,208	2
Adjusted EBITDA	**77**	69	12
Adjusted EBITDA margin	**3.3%**	3.0%	0.3 pts
Capital expenditures	**250**	142	76

REVENUE

Media revenue is earned from:
- advertising sales across its television, radio, and digital media properties;
- subscriptions to televised and OTT products;
- ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
- retail product sales.

The 3% increase in revenue this year was primarily a result of:
- higher sports-related revenue, including:
  - higher subscriber revenue; and
  - higher Toronto Blue Jays revenue, primarily as a result of increased attendance from strong team performance; partially offset by
- lower Today's Shopping Choice revenue.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:
- the cost of broadcast content, including sports programming and production;
- Toronto Blue Jays player compensation;
- the cost of retail products sold; and
- all other expenses involved in day-to-day operations.

The 2% increase in operating expenses this year was a result of:
- higher Toronto Blue Jays expenses, including player payroll, and game day costs due to increased attendance from strong team performance; and
- higher programming and production costs; partially offset by
- lower Today's Shopping Choice cost of goods sold.

ADJUSTED EBITDA

The increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

CAPITAL EXPENDITURES

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See "Managing our Liquidity and Financial Resources", "Key Performance Indicators", and "Non-GAAP and Other Financial Measures" for more information.

We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31		
	2023	2022	% Chg
Wireless	**1,625**	1,758	(8)
Cable	**1,865**	1,019	83
Media	**250**	142	76
Corporate	**194**	156	24
Capital expenditures [1]	**3,934**	3,075	28
Capital intensity [2]	**20.4%**	20.0%	0.4 pts

[1] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
[2] Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we spent more on our wireless and wireline networks this year than we have in the past several years. This year, we continued to roll out our 5G network (the largest 5G network in Canada as at December 31, 2023) across the country, and continued with our commitment to expand coverage across Western Canada and in the TTC subway system. We also continued to invest in fibre deployments, including FTTH, in our cable network and we expanded our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. We continued strengthening the resilience of our networks and made significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

WIRELESS

The decrease in capital expenditures in Wireless this year reflect lower network infrastructure investments as a result of the significant investments we made in prior years related to the rollout and expansion of our 5G network. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

CABLE

The increase in capital expenditures in Cable this year reflects our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

MEDIA

The increase in capital expenditures in Media this year was primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

CORPORATE

The increase in corporate capital expenditures this year was a result of higher investments in our corporate information technology infrastructure.

CAPITAL INTENSITY

Capital intensity increased this year as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31		
(In millions of dollars)	2023	2022	% Chg
Adjusted EBITDA	8,581	6,393	34
Deduct (add):			
Depreciation and amortization	4,121	2,576	60
Restructuring, acquisition and other	685	310	121
Finance costs	2,047	1,233	66
Other expense (income)	362	(15)	n/m
Income tax expense	517	609	(15)
Net income	849	1,680	(49)

ADJUSTED EBITDA

See "Key Changes in Financial Results Year Over Year" for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31		
(In millions of dollars)	2023	2022	% Chg
Depreciation of property, plant and equipment	3,331	2,281	46
Depreciation of right-of-use assets	371	274	35
Amortization	419	21	n/m
Total depreciation and amortization	4,121	2,576	60

Total depreciation and amortization increased this year, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

RESTRUCTURING, ACQUISITION AND OTHER

	Years ended December 31		
(In millions of dollars)	2023	2022	% Chg
Restructuring and other	365	118	n/m
Shaw Transaction-related costs	320	192	67
Total restructuring, acquisition and other	685	310	121

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which in 2023, also included costs associated with a voluntary departure program.

These costs also included costs related to real estate rationalization programs.

FINANCE COSTS

	Years ended December 31		
(In millions of dollars)	2023	2022	% Chg
Total interest on borrowings [1]	1,981	1,354	46
Interest earned on restricted cash and cash equivalents	(149)	(235)	(37)
Interest on borrowings, net	1,832	1,119	64
Interest on lease liabilities	111	80	39
Interest on post-employment benefits liability	(13)	(1)	n/m
(Gain) loss on foreign exchange	(111)	127	n/m
Change in fair value of derivative instruments	108	(126)	n/m
Capitalized interest	(38)	(29)	31
Deferred transaction costs and other	158	63	151
Total finance costs	2,047	1,233	66

[1] Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 66% increase in finance costs this year was primarily a result of:
- new debt issued to fund the cash consideration for the Shaw Transaction, composed of:
  - $4.25 billion and US$7.05 billion senior notes issued in March 2022; and
  - $6 billion of borrowings under the term loan facility on April 3, 2023;
- interest expense associated with Shaw's long-term debt that we assumed as a result of the Shaw Transaction;
- new debt issued to fund certain debt maturities, including the issuance of US$750 million subordinated notes in February 2022; and
- rising interest rates; partially offset by
- reductions in our US CP and receivables securitization balances.

Foreign exchange and change in fair value of derivative instruments
We recognized $111 million in net foreign exchange gains in 2023 (2022 – $127 million in net losses). These gains were primarily attributed to our $6 billion term loan facility and our US CP program borrowings.

These foreign exchange gains were offset by the $108 million loss related to the change in fair value of derivatives (2022 – $126 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

Deferred transaction costs and other
The increase in "deferred transaction costs and other" this year is primarily a result of the amortization of the $819 million of consent fees paid in September 2022 and January 2023 to extend the special mandatory redemption outside date for the SMR notes (as defined below) (see "Managing our Liquidity and Financial Resources").

See "Managing our Liquidity and Financial Resources" for more information about our debt and related finance costs.

OTHER EXPENSE (INCOME)

The increase in other expense this year was a result of a $422 million loss related to the change in the value of one of our joint venture's obligation to purchase at fair value the non-controlling interest in one of its investments.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year. The decrease in our statutory income tax rate was a result of a greater portion of our income being earned in provinces with lower income tax rates.

	Years ended December 31	
(In millions of dollars, except tax rates)	**2023**	2022
Statutory income tax rate	**26.2%**	26.5%
Income before income tax expense	**1,366**	2,289
Computed income tax expense	**358**	607
Increase (decrease) in income tax expense resulting from:		
Non-deductible stock-based compensation	**9**	10
Non-deductible (taxable) portion of equity losses (income)	**(1)**	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	**52**	–
Non-taxable portion of capital gains	**(1)**	(5)
Non-taxable income from security investments	**(16)**	(12)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	**111**	–
Other items	**5**	–
Total income tax expense	**517**	609
Effective income tax rate	**37.8%**	26.6%
Cash income taxes paid	**439**	455

Our effective income tax rate this year was 37.8% compared to 26.6% for 2022. The effective income tax rate for 2023 is higher than the statutory income tax rate as a result of the non-deductible loss on one of our joint venture's non-controlling interest purchase obligation and the revaluation of deferred tax balances due to a corporate reorganization-driven change in income tax rate. In 2022 our effective income tax rate approximated the statutory income tax rate.

Cash income taxes paid in 2023 is comparable to the prior year and consistent with current income tax expense.

NET INCOME

Net income was 49% lower than last year. See "Key Changes in Financial Results Year Over Year" for more information.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2023	2022	% Chg
Net income	**849**	1,680	(49)
Basic earnings per share	**$1.62**	$ 3.33	(51)
Diluted earnings per share	**$1.62**	$ 3.32	(51)

ADJUSTED NET INCOME

Adjusted net income was 26% higher compared to 2022, primarily as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization and higher finance costs, both associated with the Shaw Transaction.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2023	2022	% Chg
Adjusted EBITDA	**8,581**	6,393	34
Deduct (add):			
Depreciation and amortization [1]	**3,357**	2,576	30
Finance costs	**2,047**	1,233	66
Other income [2]	**(60)**	(15)	n/m
Income tax expense [3]	**831**	684	21
Adjusted net income	**2,406**	1,915	26
Adjusted basic earnings per share	**$ 4.60**	$ 3.79	21
Adjusted diluted earnings per share	**$ 4.59**	$ 3.78	21

[1] Effective this year, we amended our calculation of adjusted net income to exclude depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the year ended December 31, 2023 of $764 million (2022 – nil). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.

[2] Other income for the year ended December 31, 2023 excludes a $422 million loss related to one of our joint venture's obligation to purchase at fair value the non-controlling interest in one of its investments.

[3] Income tax expense excludes a $366 million recovery (2022 – $75 million recovery) for the year ended December 31, 2023 related to the income tax impact for adjusted items and it also excludes a $52 million expense (2022 – nil) for the year ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2023, we had approximately 26,000 employees (2022 – 22,000) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2023 were $2,453 million (2022 – $2,226 million). The increases in our employee base and total employee salaries and benefits this year were a result of the Shaw Transaction and higher Toronto Blue Jays player payroll costs.

2022 FULL-YEAR RESULTS COMPARED TO 2021

	Years ended December 31		
(In millions of dollars, except margins)	**2022**	2021	% Chg
Revenue			
Wireless	**9,197**	8,768	5
Cable	**4,071**	4,072	–
Media	**2,277**	1,975	15
Corporate items and intercompany eliminations	**(149)**	(160)	(7)
Revenue	**15,396**	14,655	5
Total service revenue	**13,305**	12,533	6
Adjusted EBITDA			
Wireless	**4,469**	4,214	6
Cable	**2,058**	2,013	2
Media	**69**	(127)	n/m
Corporate items and intercompany eliminations	**(203)**	(213)	(5)
Adjusted EBITDA	**6,393**	5,887	9
Adjusted EBITDA margin	**41.5%**	40.2%	1.3 pts
Net income	**1,680**	1,558	8
Adjusted net income	**1,915**	1,803	6

Revenue
Consolidated revenue increased by 5% in 2022, driven by a revenue increase of 5% in Wireless and a 15% increase in Media.

Wireless service revenue increased by 7% in 2022, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were removed, and a larger postpaid mobile phone subscriber base, partially offset by credits granted to subscribers relating to the July network outage. Wireless equipment revenue decreased this year as a result of fewer of our new subscribers purchasing devices and fewer device upgrades by existing subscribers.

Cable revenue was flat in 2022, primarily as a result of increased competitive promotional activity and credits granted to subscribers relating to the July network outage, offset by service pricing changes made in the first quarter and an increase in total customer relationships.

Media revenue increased by 15% in 2022, primarily as a result of higher Toronto Blue Jays revenue, driven by the increase to full audience capacity for the full year at the Rogers Centre, and higher advertising revenue, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA
Consolidated adjusted EBITDA increased in 2022 to $6,393 million, primarily due to a 6% increase in Wireless and a 2% increase in Cable adjusted EBITDA, with a consolidated adjusted EBITDA margin of 42%.

Wireless adjusted EBITDA increased by 6% in 2022 primarily due to the flow-through impact of higher revenue as discussed above.

Cable adjusted EBITDA increased by 2% in 2022 primarily as a result of lower operating expenses due to recognized cost efficiencies.

Media adjusted EBITDA increased by $196 million in 2022, primarily as a result of higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll costs and higher production and other operating costs as a result of increased activities as COVID-19 restrictions were removed.

Net income and adjusted net income
Net income increased 8% and adjusted net income increased 6% in 2022, primarily as a result of higher adjusted EBITDA, partially offset by higher finance costs attributable to the Shaw senior note financing.

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2023 and 2022.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars, except per share amounts)	2023 Full Year	Q4	Q3	Q2	Q1	2022 Full Year	Q4	Q3	Q2	Q1
Revenue										
Wireless	**10,222**	2,868	2,584	2,424	2,346	9,197	2,578	2,267	2,212	2,140
Cable	**7,005**	1,982	1,993	2,013	1,017	4,071	1,019	975	1,041	1,036
Media	**2,335**	558	586	686	505	2,277	606	530	659	482
Corporate items and intercompany eliminations	**(254)**	(73)	(71)	(77)	(33)	(149)	(37)	(29)	(44)	(39)
Total revenue	**19,308**	5,335	5,092	5,046	3,835	15,396	4,166	3,743	3,868	3,619
Total service revenue	**16,845**	4,470	4,527	4,534	3,314	13,305	3,436	3,230	3,443	3,196
Adjusted EBITDA										
Wireless	**4,986**	1,291	1,294	1,222	1,179	4,469	1,173	1,093	1,118	1,085
Cable	**3,774**	1,111	1,080	1,026	557	2,058	522	465	520	551
Media	**77**	4	107	4	(38)	69	57	76	2	(66)
Corporate items and intercompany eliminations	**(256)**	(77)	(70)	(62)	(47)	(203)	(73)	(51)	(48)	(31)
Adjusted EBITDA	**8,581**	2,329	2,411	2,190	1,651	6,393	1,679	1,583	1,592	1,539
Deduct (add):										
Depreciation and amortization	**4,121**	1,172	1,160	1,158	631	2,576	648	644	638	646
Restructuring, acquisition and other	**685**	86	213	331	55	310	58	85	71	96
Finance costs	**2,047**	568	600	583	296	1,233	287	331	357	258
Other expense (income)	**362**	(19)	426	(18)	(27)	(15)	(10)	19	(18)	(6)
Net income before income tax expense	**1,366**	522	12	136	696	2,289	696	504	544	545
Income tax expense	**517**	194	111	27	185	609	188	133	135	153
Net income (loss)	**849**	328	(99)	109	511	1,680	508	371	409	392
Earnings (loss) per share:										
Basic	**$ 1.62**	$ 0.62	($ 0.19)	$ 0.21	$ 1.01	$ 3.33	$ 1.01	$ 0.73	$ 0.81	$ 0.78
Diluted	**$ 1.62**	$ 0.62	($ 0.20)	$ 0.20	$ 1.00	$ 3.32	$ 1.00	$ 0.71	$ 0.76	$ 0.77
Net income (loss)	**849**	328	(99)	109	511	1,680	508	371	409	392
Add (deduct):										
Restructuring, acquisition and other	**685**	86	213	331	55	310	58	85	71	96
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	**764**	249	263	252	–	–	–	–	–	–
Loss on joint venture's non-controlling interest purchase obligation	**422**	–	422	–	–	–	–	–	–	–
Income tax impact of above items	**(366)**	(85)	(120)	(148)	(13)	(75)	(12)	(20)	(17)	(26)
Income tax adjustment, tax rate change	**52**	52	–	–	–	–	–	–	–	–
Adjusted net income	**2,406**	630	679	544	553	1,915	554	436	463	462
Adjusted earnings per share:										
Basic	**$ 4.60**	$ 1.19	$ 1.28	$ 1.03	$ 1.10	$ 3.79	$ 1.10	$ 0.86	$ 0.92	$ 0.91
Diluted	**$ 4.59**	$ 1.19	$ 1.27	$ 1.02	$ 1.09	$ 3.78	$ 1.09	$ 0.84	$ 0.86	$ 0.91
Capital expenditures	**3,934**	946	1,017	1,079	892	3,075	776	872	778	649
Cash provided by operating activities	**5,221**	1,379	1,754	1,635	453	4,493	1,145	1,216	1,319	813
Free cash flow	**2,414**	823	745	476	370	1,773	635	279	344	515

FOURTH QUARTER 2023 RESULTS

Results commentary in "Fourth Quarter 2023 Results" compares the fourth quarter of 2023 with the fourth quarter of 2022.

Revenue

Total revenue and total service revenue each increased by 28% and 30% in the fourth quarter, driven substantially by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 9% in the fourth quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction. Wireless equipment revenue increased by 17%, primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 94% in the fourth quarter primarily as a result of the Shaw Transaction.

Media revenue decreased by 8% in the fourth quarter primarily as a result of lower sports-related revenue associated with a distribution from Major League Baseball in 2022.

Adjusted EBITDA and margins

Consolidated adjusted EBITDA increased 39% in the fourth quarter and our adjusted EBITDA margin increased by 340 basis points, as a result of improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 10%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.9%.

Cable adjusted EBITDA increased by 113%, due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 56.1%.

Media adjusted EBITDA decreased by $53 million in the fourth quarter, primarily due to lower sports-related revenue as discussed above.

Net income and adjusted net income

Net income decreased by 35% in the fourth quarter, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction; higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition and integration-related activities; and higher finance costs, partially offset by higher adjusted EBITDA. Adjusted net income increased by 14% in the fourth quarter, primarily as a result of higher adjusted EBITDA.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange

gains or losses, changes in the fair value of derivative instruments, other income and expenses, restructuring, acquisition and other costs, gains or losses on asset sales, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

- the growing number of wireless subscribers;
- greater usage of wireless data;
- a shift to consumers financing higher-value devices, along with ongoing disciplined promotional activity; partially offset by
- fewer new subscribers purchasing devices and fewer device upgrades by existing customers; and
- decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
- lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans have also evolved to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

- higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans;
- customers adopting Ignite TV;
- general service pricing increases; and
- the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by

- competitive losses of legacy Television, Phone, and Satellite subscribers;
- Television subscribers downgrading their service plans; and
- lower additional usage of our products and services as service plans are increasingly bundling more features, such as a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:
- higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
- the shift to a self-install model for most of our Cable products; partially offset by
- higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable's operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:
- university and college students who live in residence moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;
- individuals temporarily suspending service for extended vacations or seasonal relocations;
- seasonal use of secondary residences (e.g. cottages) for satellite subscribers;
- the timing of service pricing changes; and
- the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media
Trends affecting Media revenue and adjusted EBITDA are generally the result of:
- fluctuations in advertising and consumer market conditions;
- subscriber rate increases;
- higher sports and rights costs, including increases as we move further along in our NHL Agreement;
- general cord shaving and cord cutting by television subscribers regardless of service provider; and
- continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:
- periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;
- the MLB season, where:
  - games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
  - revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
  - programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
- the NHL season, where:
  - regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
  - programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
  - advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses
Depreciation and amortization trails capital expenditures and is expected to trend upward as a result of an increase in our capital expenditures and general depreciable asset base, primarily related to the ongoing expansions of our wireless and cable networks. The increasing trend is a direct result of increasing capital expenditures as we upgraded our wireless network for 5G services and our service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0 for our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

Finance costs are also trending upward as a result of the significant debt we have incurred related to the Shaw Transaction.

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31
(In millions of dollars)

	2023	2022	$ Chg	% Chg	Explanation of significant changes
Assets					
Current assets:					
Cash and cash equivalents	**800**	463	337	73	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	**–**	12,837	(12,837)	(100)	Reflects usage of these funds to fund a portion of the cash consideration for the Shaw Transaction.
Accounts receivable	**4,996**	4,184	812	19	Reflects higher financing receivables due to growth in our Wireless business and the accounts receivable acquired in the Shaw Transaction.
Inventories	**456**	438	18	4	n/m
Current portion of contract assets	**163**	111	52	47	Reflects the fair value of the current portion of contract assets acquired in the Shaw Transaction.
Other current assets	**1,202**	561	641	114	Reflects other current assets acquired in the Shaw Transaction and higher deferred commission costs.
Current portion of derivative instruments	**80**	689	(609)	(88)	Primarily reflects the settlement of our debt derivatives related to our US$500 million senior notes in March 2023 and the settlement of debt derivatives related to our US$850 million senior notes in October 2024.
Assets held for sale	**137**	–	137	–	Reflects the reclassification of certain real estate assets we expect to sell in 2024.
Total current assets	**7,834**	19,283	(11,449)	(59)	
Property, plant and equipment	**24,332**	15,574	8,758	56	Reflects the fair value of property, plant, and equipment acquired in the Shaw Transaction and capital expenditures incurred.
Intangible assets	**17,896**	12,251	5,645	46	Reflects the fair value of intangible assets acquired this year, primarily in the Shaw Transaction.
Investments	**598**	2,088	(1,490)	(71)	Reflects the sale of our interests in Cogeco and a loss on one of our joint venture's obligations to purchase at fair value the non-controlling interest in one of its investments.
Derivative instruments	**571**	861	(290)	(34)	Reflects the change in market values of debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	**1,101**	886	215	24	Reflects an increase in customers financing new devices as a result of growth in our Wireless business.
Other long-term assets	**670**	681	(11)	(2)	n/m
Goodwill	**16,280**	4,031	12,249	n/m	Reflects the goodwill recognized as a result of business combinations this year, primarily the Shaw Transaction.
Total assets	**69,282**	55,655	13,627	24	
Liabilities and shareholders' equity					
Current liabilities:					
Short-term borrowings	**1,750**	2,985	(1,235)	(41)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	**4,221**	3,722	499	13	Reflects an increase in liabilities as a result of the Shaw Transaction.
Other current liabilities	**434**	252	182	72	Primarily reflects a change in the fair value of short-term debt derivatives related to the borrowings under our term loan facility.
Contract liabilities	**773**	400	373	93	Primarily reflects an increase in contract liabilities as a result of the Shaw Transaction.
Current portion of long-term debt	**1,100**	1,828	(728)	(40)	Reflects the repayment of our US$850 million senior notes in October 2023 and US$500 million senior notes in March 2023, partially offset by the reclassification to current of $500 million senior notes due January 2024 and $600 million of senior notes due March 2024.
Current portion of lease liabilities	**504**	362	142	39	Reflects the fair value of current lease liabilities assumed in the Shaw Transaction and liabilities for new leases entered into.
Total current liabilities	**8,782**	9,549	(767)	(8)	
Provisions	**54**	53	1	2	n/m
Long-term debt	**39,755**	29,905	9,850	33	Reflects an increase due to borrowings under our term loan facility, the fair value of long-term debt assumed in the Shaw Transaction, and the issuance of $3 billion in senior notes in September 2023, partially offset by the reclassification to current of $500 million of senior notes due January 2024 and $600 million senior notes due March 2024.
Lease liabilities	**2,089**	1,666	423	25	Primarily reflects the fair value of lease liabilities assumed in the Shaw Transaction.
Other long-term liabilities	**1,783**	738	1,045	142	Reflects the change in market values of debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	**6,379**	3,652	2,727	75	Reflects deferred tax liabilities acquired in the Shaw Transaction, including the related fair value increments.
Total liabilities	**58,842**	45,563	13,279	29	
Shareholders' equity	**10,440**	10,092	348	3	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders' equity	**69,282**	55,655	13,627	24	

Managing our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	**8,067**	6,154
Change in net operating assets and liabilities	**(627)**	(152)
Income taxes paid	**(439)**	(455)
Interest paid, net	**(1,780)**	(1,054)
Cash provided by operating activities	**5,221**	4,493
Investing activities:		
Capital expenditures	**(3,934)**	(3,075)
Additions to program rights	**(74)**	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets	**(2)**	(200)
Acquisitions and other strategic transactions, net of cash acquired	**(16,215)**	(9)
Other	**25**	68
Cash used in investing activities	**(20,200)**	(3,263)
Financing activities:		
Net (repayment of) proceeds received from short-term borrowings	**(1,439)**	707
Net issuance of long-term debt	**5,040**	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	**492**	(11)
Transaction costs incurred	**(284)**	(726)
Principal payments of lease liabilities	**(370)**	(316)
Dividends paid	**(960)**	(1,010)
Cash provided by financing activities	**2,479**	11,355
Change in cash and cash equivalents and restricted cash and cash equivalents	**(12,500)**	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of year	**13,300**	715
Cash and cash equivalents and restricted cash and cash equivalents, end of year	**800**	13,300
Cash and cash equivalents	**800**	463
Restricted cash and cash equivalents	**–**	12,837
Cash and cash equivalents and restricted cash and cash equivalents, end of year	**800**	13,300

OPERATING ACTIVITIES

The 16% increase in cash provided by operating activities this year was primarily a result of higher adjusted EBITDA, partially offset by higher investment in net operating assets, mainly higher accounts receivable associated with the increase in revenue, and higher interest paid, related to the Shaw senior note financing.

INVESTING ACTIVITIES

Capital expenditures
We spent $3,934 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 28% higher than 2022. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
In 2023, we paid $16.2 billion, net of cash acquired, related to business acquisitions, primarily the Shaw Transaction (see "Shaw Transaction").

In December 2023, we sold our investment interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec in a private transaction. We subsequently used the cash received to repay a portion of our outstanding term loan facility (see "Long-term debt" below).

FINANCING ACTIVITIES

This year, we received net amounts of $3,809 million (2022 – received net amounts of $12,681 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs. The receipts in 2023 and 2022 reflect new debt issued primarily associated with our long-term financing for the Shaw Transaction. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US CP program. Below is a summary of our short-term borrowings as at December 31, 2023 and 2022.

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Receivables securitization program	**1,600**	2,400
US commercial paper program (net of the discount on issuance)	**150**	214
Non-revolving credit facility borrowings	**–**	371
Total short-term borrowings	**1,750**	2,985

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			**–**			1,600
Repayment of receivables securitization			**(1,000)**			–
Net repayment of (proceeds received from) receivables securitization			**(1,000)**			1,600
Proceeds received from US commercial paper	**1,803**	**1.357**	**2,447**	6,745	1.302	8,781
Repayment of US commercial paper	**(1,858)**	**1.345**	**(2,499)**	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			**(52)**			(756)
Proceeds received from non-revolving credit facilities (Cdn$)			**375**			865
Proceeds received from non-revolving credit facilities (US$)	**2,125**	**1.349**	**2,866**	–	–	–
Total proceeds received from non-revolving credit facilities			**3,241**			865
Repayment of non-revolving credit facilities (Cdn$)			**(758)**			(495)
Repayment of non-revolving credit facilities (US$)	**(2,125)**	**1.351**	**(2,870)**	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			**(3,628)**			(1,002)
Net repayment of non-revolving credit facilities			**(387)**			(137)
Net (repayment of) proceeds received from short-term borrowings			**(1,439)**			707

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion. We will continue to service the receivables and they will continue to be recorded as "accounts receivable" or "financing receivables", as applicable, on our 2023 Consolidated Statements of Financial Position.

The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of June 26, 2026. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "repayment of receivables securitization" above.

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See "Financial Condition" for more information.

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. The remaining facility can be drawn until June 2024 and will mature one year after we draw. Any drawings on this facility will be recognized as short-term borrowings on our Consolidated Statements of Financial Position. Borrowings under this facility will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all of our other credit facilities and senior notes and debentures. We have not yet drawn on this facility.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it was drawn. Any borrowings under these facilities were recorded as "short-term borrowings" as they were due within 12 months. Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our senior notes and debentures.

In December 2022, we borrowed $375 million and in the first quarter of 2023, we borrowed US$459 million such that we were fully drawn on the facilities. In September and October 2023, we repaid and terminated all the facilities.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (US$)	220	1.368	301	–	–	–
Credit facility repayments (US$)	(220)	1.336	(294)	–	–	–
Net borrowings under credit facilities			7			–
Term loan facility net borrowings (US$) [1]	4,506	1.350	6,082	–	–	–
Term loan facility net repayments (US$)	(1,265)	1.340	(1,695)	–	–	–
Net borrowings under term loan facility			4,387			–
Senior note issuances (Cdn$)			3,000			4,250
Senior note issuances (US$)	–	–	–	7,050	1.284	9,054
Total senior note issuances			3,000			13,304
Senior note repayments (Cdn$)			(500)			(600)
Senior note repayments (US$)	(1,350)	1.373	(1,854)	(750)	1.259	(944)
Total senior note repayments			(2,354)			(1,544)
Net issuance of senior notes			646			11,760
Subordinated note issuances (US$)	–	–	–	750	1.268	951
Net issuance of subordinated notes			–			951
Net issuance of long-term debt			5,040			12,711

[1] Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Years ended December 31	
(In millions of dollars)	2023	2022
Long-term debt net of transaction costs, beginning of year	31,733	18,688
Net issuance of long-term debt	5,040	12,711
Long-term debt assumed through the Shaw Transaction	4,526	–
(Gain) loss on foreign exchange	(549)	1,271
Deferred transaction costs incurred	(31)	(988)
Amortization of deferred transaction costs	136	51
Long-term debt net of transaction costs, end of year	40,855	31,733

In April 2023, we drew the maximum $6 billion on the term loan facility to partially fund the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During the year, we subsequently repaid $1.6 billion of the tranche maturing in 2027, such that the credit limit for the facility had been reduced to $4.4 billion as at December 31, 2023. In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay an additional $3.4 billion of the facility such that only $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity during the year and $500 million was repaid at maturity in January 2024 (see "Repayment of senior notes and related derivative settlements").

In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

In 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit to $815 million. As at December 31, 2023, we had not drawn on the credit facility.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes that we issued in 2023 and 2022. In 2022, substantially all of the proceeds were recognized as "restricted cash and cash equivalents".

(In millions of dollars, except interest rates and discounts)						Transaction costs and discounts [2] (Cdn$)	
Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]
2023 issuances							
September 21, 2023 (senior)	500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)	1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)	500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)	1,000	2033	5.900%	99.441%	1,000	12	n/a
2022 issuances							
February 11, 2022 (subordinated) [4]	US 750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US 1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)	1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US 1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)	1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US 2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)	1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US 750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US 2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)	1,000	2052	5.250%	99.483%	1,000	12	62

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.

[4] Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.

[5] The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See "Financial Risk Management" for more information.

The issued senior and subordinated notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, subordinated notes, bank credit facilities, and letter of credit facilities.

2023
In July 2023, we completed an offer to exchange the US$7.05 billion of senior notes (Restricted Notes), which were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (Securities Act), for an equal principal amount of new notes registered under the Securities Act (Exchange Notes). The terms of the Exchange Notes are substantially identical to the terms of the corresponding Restricted Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions applicable to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes represent the same debt as the Restricted Notes and they were issued under the same indenture that governed the applicable series of Restricted Notes.

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we used for general corporate purposes, including the repayment of outstanding debt.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

2022

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction (see "Shaw Transaction"). These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date).

In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023.

Concurrent with the Shaw senior note financing, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

The subordinated notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. We understand that S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), Fitch Ratings (Fitch), and DBRS Morningstar will only include 50% of the outstanding principal amount of these subordinated notes in their leverage ratio calculation for at least the first five years after their issuance.

Repayment of senior notes and related derivative settlements

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. There were no derivatives associated with these senior notes.

This year, we repaid the entire outstanding principal of our $500 million 3.80% senior notes, which were assumed in the Shaw Transaction, at maturity. There were no derivatives associated with these senior notes. In addition, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and our US$500 million 3.00% senior notes, including the associated debt derivatives, at maturity. As a result, we repaid $2,188 million, net of $522 million received on settlement of the associated debt derivatives.

During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

Dividends

In 2023, we declared and paid dividends on each of RCI's outstanding Class A Shares and Class B Non-Voting Shares. We paid $960 million in cash dividends and issued $74 million in Class B Non-Voting Shares to settle the declared dividends. See "Dividends and Share Information" for more information.

Shelf prospectuses

We had two shelf prospectuses that qualified the offering of debt securities from time to time. One shelf prospectus qualified the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (contained in a registration statement filed with the U.S. Securities and Exchange Commission) registered under the U.S. Securities Act the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf expired in May 2022.

On July 26, 2023 we filed a registration statement (containing a shelf prospectus) with the U.S. Securities and Exchange Commission that registers under the U.S Securities Act the public offering of up to US$8 billion of debt securities and preferred shares from time to time. We have issued US$2.5 billion aggregate principal amount of senior debt securities under this shelf registration statement, which expires in August 2025.

FREE CASH FLOW

(In millions of dollars)	Years ended December 31		
	2023	2022	% Chg
Adjusted EBITDA	**8,581**	6,393	34
Deduct (add):			
Capital expenditures [1]	**3,934**	3,075	28
Interest on borrowings, net of			
capitalized interest	**1,794**	1,090	65
Cash income taxes [2]	**439**	455	(4)
Free cash flow	**2,414**	1,773	36

[1] Includes additions to property, plant and equipment net of proceeds on disposition and, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

The 36% increase in free cash flow this year was primarily a result of higher adjusted EBITDA, partially offset by higher capital expenditures and higher interest on borrowings associated with the Shaw Transaction.

FINANCIAL CONDITION

AVAILABLE LIQUIDITY

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2023 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program[1]	Net available
Cash and cash equivalents	800	–	–	–	**800**
Bank credit facilities[2]:					
Revolving	4,000	–	10	151	**3,839**
Non-revolving	500	–	–	–	**500**
Outstanding letters of credit	243	–	243	–	**–**
Receivables securitization[2]	2,400	1,600	–	–	**800**
Total	7,943	1,600	253	151	**5,939**

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2022 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program[1]	Net available
Cash and cash equivalents	463	–	–	–	463
Bank credit facilities[2]:					
Revolving	4,000	–	8	215	3,777
Non-revolving	1,000	375	–	–	625
Outstanding letters of credit	75	–	75	–	–
Receivables securitization[2]	2,400	2,400	–	–	–
Total	7,938	2,775	83	215	4,865

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

Our term loan facility that had an initial credit limit of $6 billion related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is fully drawn. Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our borrowings had a weighted average cost of 4.85% as at December 31, 2023 (2022 – 4.50%) and a weighted average term to maturity of 10.4 years (2022 – 11.8 years). These figures reflect the repayment of our subordinated notes on the five-year anniversary.

COVENANTS

The provisions of our $4.0 billion revolving bank credit facility described in "Sources and Uses of Cash" impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2023 and 2022, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2023, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P, Moody's, Fitch, and DBRS Morningstar to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2023.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (outlook negative)	Ba2 (stable)	BB (stable)	N/A[1]
US commercial paper	A-3	P-3	N/A[1]	N/A[1]

[1] We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt

In February 2024, S&P increased our corporate credit issuer default rating and our senior unsecured debt rating to BBB- (outlook stable). At the same time, S&P also increased our subordinated debt rating to BB (outlook stable).

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P and DBRS Morningstar), Substantial Risk (Fitch), and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch), BBB (DBRS Morningstar), or Baa3 (Moody's) to AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody's).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P) or P-1 (Moody's),

representing the highest quality of securities rated, to C (S&P), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, Moody's, and DBRS Morningstar are investment-grade ratings.

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIOS

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, net of cash and cash equivalents or bank advances, and restricted cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31 2023	As at December 31 2022
Current portion of long-term debt	1,100	1,828
Long-term debt	39,755	29,905
Deferred transaction costs and discounts	1,040	1,122
	41,895	32,855
Add (deduct):		
Adjustment of US dollar-denominated debt to hedged rate [1]	(808)	(1,876)
Subordinated notes adjustment [2]	(1,496)	(1,508)
Short-term borrowings	1,750	2,985
Current portion of lease liabilities	504	362
Lease liabilities	2,089	1,666
Cash and cash equivalents	(800)	(463)
Restricted cash and cash equivalents [3]	–	(12,837)
Adjusted net debt [1,4]	43,134	21,184
Divided by: trailing 12-month adjusted EBITDA	8,581	6,393
Debt leverage ratio	5.0	3.3
Divided by: pro forma trailing 12-month adjusted EBITDA [4]	9,095	
Pro forma debt leverage ratio	4.7	

[1] During 2023, we amended our calculation of adjusted net debt such that we include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.

[2] For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[3] For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

[4] Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023. To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of Shaw's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the three months beginning January 1, 2023.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the Shaw Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As a result of the significant debt we issued to finance the Shaw Transaction, and as planned when the Shaw Transaction was first announced, our debt leverage ratio increased. As at December 31,

2023 our debt leverage ratio was 5.0 (2022 – 3.3) and our pro forma debt leverage ratio was 4.7. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales, and debt repayment, as applicable.

Our adjusted net debt increased by $21,950 million from December 31, 2022 as a result of:
- an increase in long-term debt related to closing the Shaw Transaction; and
- an increase in long-term debt from senior note issuances; partially offset by
- a decrease in short-term borrowings from our receivables securitization program; and
- a decrease in our restricted cash position, as that cash was used to partially fund the Shaw Transaction.

See "Overview of Financial Position" for more information.

PENSION OBLIGATIONS
Our defined benefit pension plans were in a net asset position of approximately $76 million as at December 31, 2023 (2022 – net asset position of $298 million). During 2023, our net deferred pension asset decreased by $222 million primarily as a result of changes in certain financial assumptions underlying the value of the defined benefit obligation.

We made a total of $19 million (2022 – $134 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $9 million in 2024 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See "Accounting Policies" for more information.

Pension plans purchase of annuities
This year, our defined benefit pension plans purchased approximately $737 million of annuities from an insurance company for substantially all the retired members in the plans. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. There was no significant impact to our results this year related to the annuity purchase.

FINANCIAL RISK MANAGEMENT

We use derivative instruments to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements
		Forward cross-currency interest rate exchange agreements
		Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
		Interest rate swap agreements
		Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fixed and fluctuating interest rates and we have fixed the interest rate on 85.6% (2022 – 91.2%) of our debt, including short-term borrowings, as at December 31, 2023.

DEBT DERIVATIVES

We use cross-currency interest rate agreements and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Issuance of debt derivatives related to senior notes
We did not enter into any debt derivatives related to senior or subordinated notes issued in 2023. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes in 2022.

(In millions of dollars, except for coupon and interest rates)	US$			Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2022 issuances					
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes
In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in $288 million received on settlement of the associated debt derivatives.

In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity, resulting in $174 million received on settlement of the associated debt derivatives.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. We received net $60 million relating to these transactions.

In 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2023, we had no forward starting cross-currency swaps outstanding (2022 – nil).

As at December 31, 2023, we had US$14,750 million of US dollar-denominated senior notes, debentures, and subordinated notes, all of which were hedged using debt derivatives.

		As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2023	2022
US dollar-denominated long-term debt [1]	US$ 14,750	US$ 16,100
Hedged with debt derivatives	US$ 14,750	US$ 16,100
Hedged exchange rate	1.2594	1.2365
Percent hedged	100.0%	100.0%
Amount of borrowings at fixed rates [2]		
Total borrowings	$ 42,813	$ 33,948
Total borrowings at fixed rates	$ 36,677	$ 30,958
Percent of borrowings at fixed rates	85.7%	91.2%
Weighted average interest rate on borrowings	4.85%	4.50%
Weighted average term to maturity	10.4 years	11.8 years

[1] US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.

[2] Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP program, receivables securitization program, and non-revolving credit facilities.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and US CP program during 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities						
Debt derivatives entered	38,205	1.348	51,517	–	–	–
Debt derivatives settled	34,964	1.348	47,126	400	1.268	507
Net cash (paid) received on settlement			(10)			9
US commercial paper program						
Debt derivatives entered	1,803	1.357	2,447	6,745	1.302	8,781
Debt derivatives settled	1,848	1.345	2,486	7,292	1.306	9,522
Net cash (paid) received on settlement			(20)			64

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	274	1.336	366	156	1.321	206
Debt derivatives settled	142	1.310	186	124	1.306	162

As at December 31, 2023, we had US$357 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2022 – US$225 million) with terms to maturity ranging from January 2024 to December 2026 (2022 – January 2023 to December 2025), at an average rate of $1.329/US$ (2022 – $1.306/US$).

INTEREST RATE DERIVATIVES

From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
- US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
- $500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2023, we had no interest rate derivatives outstanding.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	1,650	1.325	2,187	852	1.251	1,066
Expenditure derivatives acquired	212	1.330	282	–	–	–
Expenditure derivatives settled	1,172	1.262	1,479	960	1.291	1,239

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2023, we had US$1,650 million of expenditure derivatives outstanding (2022 – US$960 million), at an average rate of $1.325/US$ (2022 – $1.250/US$), with terms to maturity ranging from January 2024 to December 2025 (2022 – January 2023 to December 2023).

EQUITY DERIVATIVES

We use total return swap agreements (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2023, we had equity derivatives for 6.0 million (2022 – 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (2022 – $53.65). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In 2023, we entered into 0.5 million equity derivatives (2022 – 0.5 million) with a weighted average price of $58.14 (2022 – $59.18).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

CASH SETTLEMENTS ON DEBT DERIVATIVES AND FORWARD CONTRACTS

Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the years ended December 31, 2023 and 2022.

(In millions of dollars, except exchange rates)	Year ended December 31, 2023			Year ended December 31, 2022		
	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements
Credit facilities			(10)			9
US commercial paper program			(20)			64
Senior and subordinated notes			522			(75)
Forward starting cross-currency swaps			–			43
Interest rate derivatives (Cdn$)			–			113
Interest rate derivatives (US$)	–	–	–	(129)	1.279	(165)
Net proceeds (payments) on settlement of debt derivatives and forward contracts			492			(11)

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

(In millions of dollars, except exchange rates)	As at December 31, 2023			
	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:				
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Debt derivatives not accounted for as hedges:				
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:				
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:				
As assets	–	–	324	48
Net mark-to-market equity derivative asset				48
Net mark-to-market liability				(538)

(In millions of dollars, except exchange rates)	As at December 31, 2022			
	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:				
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Short-term debt derivatives not accounted for as hedges:				
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:				
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:				
As assets	–	–	295	54
Net mark-to-market asset				1,136

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI's outstanding Class A Shares and Class B Non-Voting Shares.

| | | | | Dividends paid (in millions of dollars) | | |
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total
February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	–	252
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	–	264
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265
January 26, 2022	March 10, 2022	April 1, 2022	0.50	252	–	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253	–	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253	–	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	253	–	253

On January 31, 2024, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2024, to shareholders of record on March 11, 2024.

We currently expect that the remaining record and payment dates for the 2024 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion.

Declaration date	Record date	Payment date
April 23, 2024	June 10, 2024	July 5, 2024
July 23, 2024	September 9, 2024	October 3, 2024
October 23, 2024	December 9, 2024	January 3, 2025

OUTSTANDING COMMON SHARES

	As at December 31	
	2023	2022
Common shares outstanding [1]		
Class A Voting	**111,152,011**	111,152,011
Class B Non-Voting	**418,868,891**	393,773,306
Total common shares	**530,020,902**	504,925,317
Options to purchase Class B Non-Voting Shares		
Outstanding options	**10,593,645**	9,860,208
Outstanding options exercisable	**4,749,678**	3,440,894

[1] Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 29, 2024, 111,152,011 Class A Shares, 420,112,558 Class B Non-Voting Shares, and 10,434,054 options to purchase Class B Non-Voting Shares were outstanding.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction. On October 3, 2023 and January 2, 2024, we issued 1.5 million and 1.2 million Class B Non-Voting Shares, respectively, as partial settlement of the dividends payable on those dates under the terms of our dividend reinvestment plan.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31	
(Number of shares in millions)	**2023**	2022
Basic weighted average number of shares outstanding	**523**	505
Diluted weighted average number of shares outstanding	**524**	506

PREFERRED SHARES

In relation to our issuances of subordinated notes in December 2021 and February 2022, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2023. See notes 4, 19, and 30 to our 2023 Audited Consolidated Financial Statements for more information. In addition to the below, our share of commitments relating to associates and joint ventures is $306 million.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	1,750	–	–	–	1,750
Accounts payable and accrued liabilities	4,221	–	–	–	4,221
Long-term debt [1,2]	1,100	8,607	8,351	23,837	41,895
Net interest payments	2,049	3,784	2,608	14,201	22,642
Lease liabilities	504	1,002	405	1,372	3,283
Debt derivative instruments [3]	–	43	(86)	(886)	(929)
Expenditure derivative instruments [3]	4	1	–	–	5
Player contracts [4]	181	241	64	–	486
Purchase obligations [5]	559	448	187	265	1,459
Property, plant and equipment	168	93	2	–	263
Intangible assets [7]	475	–	–	–	475
Program rights [6]	734	1,000	173	60	1,967
Other long-term liabilities	1	2	42	4	49
Total	11,746	15,221	11,746	38,853	77,566

[1] Principal obligations of long-term debt (including current portion) due at maturity.
[2] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
[3] Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[4] Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.
[5] Contractual obligations under service, product, and wireless device contracts to which we have committed.
[6] Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.
[7] Relates to 3800 MHz spectrum licences won at auction in late 2023, $95 million of which was paid in January 2024.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 29 to our 2023 Audited Consolidated Financial Statements.

Sustainability and Social Impact

We are a national company with a strong legacy of investing in the future of Canada. We are committed to making a meaningful impact through investments to improve digital access for all Canadians, to help the next generation achieve their highest potential, to take action on climate change, to deliver for our customers, and to empower our team to give back to communities. More detail about our environmental and social impact efforts and results is included in our Sustainability and Social Impact report within our 2023 Annual Report.

MATERIALITY ASSESSMENT

During 2023, we undertook an extensive stakeholder engagement exercise with both internal and external stakeholders to identify the topics they believe to be most important to our business, prioritized based on their perceptions of our ability to have an impact on each topic. To complete the materiality assessment, we completed three primary workstreams.

First, we engaged with key internal and external stakeholders through surveys, interviews, and sector insights reports to identify our top material sustainability and social impact topics across our value chain and time horizons. Stakeholder inputs were considered in terms of level of influence on our strategy and their readiness to engage with us. Stakeholders with whom we engaged included:
- the Board, our executives, and our employees;
- customers;
- shareholders;
- suppliers;
- Indigenous communities;

- government, regulatory, and industry groups; and
- non-governmental organizations and partners.

Second, we assessed the materiality and likelihood of actual and potential impacts for each material topic to prioritize amongst them, in line with our enterprise risk management framework.

Finally, we developed a materiality matrix that combined stakeholder sentiment with the perceived prioritization of material sustainability and social impact enablers to inform our management approach for each topic.

MATERIAL TOPICS

Supported by our foundational practices (see "Our Strategy, Key Performance Drivers, and Strategic Highlights"), our four most material sustainability and social impact topics are:
- network leadership and resilience;
- customer relationships;
- data privacy and security; and
- climate change mitigation and adaptation.

By focusing our efforts on these topics, we aim to maximize value for our business, our shareholders, communities, and all other stakeholders to which our operations are connected. We continue to manage the remaining topics through our established engagement processes and operations, all of which undergo regular review and enhancements, to help ensure stakeholder expectations are met and material sustainability and social impact topics are embedded within our business. Each topic and its importance to stakeholders and Rogers is summarized below.

Topic	Description
Network leadership and resilience	Improving our network speed, performance, and coverage enables us to reach more Canadians, connect more rural, remote, and Indigenous communities, diversify our products and services, and meet customer demands. While innovating, it is also critical to build network resilience to safeguard against the effects of extreme weather events, natural disasters, grid disruptions, and technical issues.
Customer relationships	Investing in customer experience improvements and expanding the number of digital and self-serve capability initiatives available to our customers allows us to lower customer wait and resolution times, making the customer experience convenient and cost-effective while also enabling our employees to focus their efforts where it is needed most.
Data privacy and security	Protecting the privacy of information shared by employees, customers, and partners, as well as safeguarding against threats to the security of their data, is a critical area of importance in maintaining trust.
Climate change mitigation and adaptation	Minimizing our impact on the climate through emissions reductions and energy efficiency, while also adapting to a changing climate, helps enable us to be resilient in the face of potential operational and supply chain disruptions and a changing regulatory environment, minimize damages to assets and infrastructure, and align with stakeholder values.
Talent attraction and development	Investing in our employees and the future generation through talent training, coaching, feedback, and development programs helps increase our capacity for innovation while also building employee engagement and retention.
Social impact of products and services	Developing innovative business models and product and services that are aligned to the needs and values of Canadians helps enable us to ensure our business model not only connects Canadians when and where they want, but also generates positive impact and societal value for communities.
Diversity, equity, inclusion, and belonging (DEIB)	Fostering diversity, equity, inclusion, and belonging in our workforce is a catalyst to help strengthen employee engagement, attraction, retention, innovation, creativity, and productivity.
Safety, well-being, and labour relations	Safeguarding the physical and mental health and well-being of our employees, while also strengthening their rights and labour relations, is key to enabling our employees to thrive at work, thereby reducing turnover and minimizing downtime.
Indigenous, community, and socio-economic relations	Supporting the economic resilience and prosperity of equity-deserving communities and small businesses helps contribute to growth in key sectors and creates meaningful jobs for community members. We strive to be the "partner of choice" for local and Indigenous communities and youth, creating cultural relationships and enabling positive social impacts.
Product end-of-life management	Maintaining responsible material stewardship standards assists us in increasing efficiency, lowering our environmental impacts, and engaging stakeholders in digital solutions to transition towards a circular economy by providing cost-effective and convenient ways to upgrade and return used products.

Governance at Rogers

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust), the beneficiaries of which are members of the Rogers family. The Trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the Trust's ownership of 98% of the outstanding Class A Shares of RCI (2022 – 98%). The Rogers family are substantial stakeholders and owned approximately 28% of our equity as at December 31, 2023 (2022 – 29%) through its ownership of a combined total of 147 million (2022 – 147 million) Class A Shares and Class B Non-Voting Shares. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution.

The Board is currently made up of eleven directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers' governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

- separating the CEO and Chair roles;
- appointing an independent lead director;
- adopting formal corporate governance policies and charters;
- adopting a code of business conduct and whistleblower hotline;
- establishing director share ownership requirements;
- conducting Board and committee in camera discussions;
- performing annual reviews of Board and Committee performance;
- conducting Audit and Risk Committee meetings with internal and external auditors;
- creating an orientation program for new directors;
- conducting regular Board and committee education sessions;
- empowering committees to retain independent advisors; and
- establishing director material relationship standards.

The Board currently consists of 7 independent directors and 4 non-independent directors.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability:

- Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures, including relating to cybersecurity.
- Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.
- Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors can be elected by shareholders at a meeting, appointed by the Board, or appointed by written consent resolution. The committee also recommends nominees for each Board committee, including each committee chair.
- Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.
- ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.
- Executive Committee – approves the final terms of transactions previously approved by the Board and monitors the implementation of policy initiatives adopted by the Board.
- Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
- Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

Further information regarding our corporate governance practices is available on our Investor Relations website, including:

- a complete statement of our corporate governance practices;
- our codes of conduct and ethics;
- charters for each of the Board's standing committees;
- director biographies; and
- a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a foreign private issuer listed on the NYSE.

Board of Directors and its Standing Committees

As at March 5, 2024

● *Chair* ○ *Member*

	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension
Edward S. Rogers [1]				●	●		●	
Michael J. Cooper								○
Trevor English	○		○					○
Ivan Fecan	○	○				●		
Robert J. Gemmell [2]	●	●		○	○		○	
Jan L. Innes			●			○	○	●
Dr. Mohamed Lachemi		○						○
David A. Robinson	○			○		○	○	
Lisa A. Rogers			○					
Bradley S. Shaw					○			
Tony Staffieri								

[1] Chair of the Board
[2] Lead Director

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $517 million in 2023 is higher than the expense computed on our accounting income at the statutory rate of 26.2%, primarily as a result of a non-deductible change in fair value of an obligation of one of our joint ventures to purchase the non-controlling interest in one of its investments and a revaluation of our deferred tax balances arising from a corporate reorganization-driven change in income tax rate. Cash income tax payments totalled $439 million in 2023. The primary reasons our cash income tax is lower than our income tax expense are the timing of installment payments and the significant capital investment we continue to make in our wireless and cable networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:
- various taxes on the salaries and wages we pay (payroll taxes) to approximately 26,000 employees;
- property and business taxes;
- unrecoverable sales taxes and custom duties; and
- broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2023 was $1,432 million.

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Income taxes paid	**439**	455
Add:		
Unrecoverable sales taxes paid	**11**	15
Payroll taxes paid	**187**	145
Regulatory and spectrum fees paid [1]	**723**	670
Property and business taxes paid	**72**	48
Taxes paid and other government payments [2]	**1,432**	1,333

[1] Includes an allocation of $418 million (2022 – $418 million) relating to the $3.3 billion, $24 million, $1.7 billion, and $3.3 billion we paid for the acquisition of spectrum licences in 2014, 2015, 2019, and 2021, respectively.
[2] Taxes paid and other government payments is a non-GAAP financial measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

We also collected on behalf of the government $2,465 million in sales taxes on our products and services and $1,012 million in employee payroll taxes.

Risk Management

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we will knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

- the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;
- the processes for identifying, assessing, and managing risks;
- our exposure to major risks and trends and management's implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;
- the implementation of new major systems and changes to existing major systems;
- our business continuity and disaster recovery plans;
- any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
- other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the "3 Lines of Defence" framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key and emerging risks in meeting our corporate and business unit objectives in line with our risk appetite. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning to maintain customer service, operation of our network and businesses in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage allowing us to transfer certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a corporate risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual corporate risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board and provides quarterly risk updates.

ERM also facilitates management's completion of the financial statement fraud risk assessment which aims to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively to mitigate financial statement fraud risk.

Internal Audit is the third line of defence. Internal Audit is an independent and objective assurance function that evaluates the design and operational effectiveness of internal controls and risk management processes supporting the mitigation of risks that may affect the achievement of our objectives.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with "About Forward-Looking Information".

SHAW TRANSACTION

We may fail to realize the expected benefits of the Shaw Transaction
Achieving the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's operations. The integration of the businesses and operations acquired in the Shaw Transaction may be more difficult, time-consuming, or costly than expected. Even if we successfully integrate those businesses and operations, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in operating costs, customer loss, and business disruption that are greater than expected. It may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers), or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

CYBERSECURITY

Our industry is vulnerable to cybersecurity risks that are growing in both frequency and complexity. Additionally, the introduction of 5G, cloud computing, increased digitization, and the use of emerging technologies such as artificial intelligence (AI), has resulted in an increase in cybersecurity risks and more complex cybersecurity attacks. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, ransomware attacks, or operational disruption. A significant cyberattack against our critical network infrastructure and supporting information systems (or those of our suppliers) could result in service disruptions, litigation, loss of customers, incurring significant costs, and/or reputational damage.

We routinely work with third-party providers, including cloud service providers, whose products and services are used in our business operations. These third-party providers have experienced cybersecurity attacks in the past and, based on industry trends, we expect will continue to experience cybersecurity attacks that attempt to obtain unauthorized access to our sensitive information or create operational disruptions. In some cases, cybersecurity threat actors may fraudulently attempt to social engineer our personnel, customers, or suppliers to disclose sensitive information, plant malicious software, provide access credentials, or take other fraudulent actions.

We have experienced a significant increase in social engineering attacks targeting our team members and our suppliers. These attacks, often perpetrated by organized cybercriminal groups, involve persuading the targeted individuals to share their access credentials, which are then used to steal data or carry out unauthorized changes to our customers' accounts.

We have a robust information and cybersecurity program that includes established cyber governance practices designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data and key service delivery systems, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor through risk management programs, leveraging external threat intelligence and significant partnerships,

internal monitoring, reviewing industry practices, and implementing controls as appropriate to maintain ongoing cyber resilience. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service, key service delivery systems, or our financial results. We continue to invest in our cybersecurity program and conduct regular assessments to test our resiliency.

PRIVACY

In the evolving digital world, privacy and the ways in which organizations handle personal information are becoming increasing priorities for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions accelerated over the past several years, companies continued to gain greater amounts of data on customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means that ensuring there are appropriate safeguards and privacy protections in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us. If a privacy breach were to occur and personal information was made public, there could be a material adverse effect on our reputation and our business.

TECHNOLOGY
New technologies

Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements and evolutions in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required. Delays in the availability of the new technologies may adversely impact our go-to-market plans for offering new products and services to our customers.

As new technologies become available, we expect a substantial portion of our future revenue growth may come from new and advanced services, and companies such as Rogers will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customers and business timelines. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:
- broadband;
- IP-based voice, data, and video delivery services;

- increased use of optical fibre technologies to businesses and residences;
- broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
- applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and/or have greater access to financial resources. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, have entered the Canadian market and could potentially have a material adverse impact on our operations and results.

The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology

Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have a material adverse impact on our business, results, and financial position.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our networks, there could be capacity and congestion pressures. If our networks or key network or IT components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have a material adverse effect on our business, results, and financial position.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service

outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

Satellite

We currently utilize two satellites (Anik F3 and Anik G1) owned by Telesat to provide satellite TV services to customers. Anik F2, which we had previously used, was proactively removed from service for our direct-to-home customers on February 29, 2024 following Telesat's public disclosure of anomalies with two of four station-keeping thrusters and the resulting service interruptions. Any future anomalies with, or failure of any remaining satellite could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain insurance coverage for the transponders on Anik F3 or Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Canadian regulators continue to consider whether the regulatory framework governing wholesale wireline and wireless access should be expanded. Any of these factors could increase churn or reduce our business market share or revenue.

Depending on various factors including economic conditions and responses from our competitors and/or current and potential customers, we may need to change our wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable segments. This may result in an increase in churn as customers now have additional choices of supplementary sources of media content.

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers have moved towards self-made, self-hosted exclusive content, and are aggressively competing for rights such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content could increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the Canadian Radio-Television and Telecommunications Commission (CRTC) Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS
Changes in government regulations
Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. The ongoing proceedings with the most significant potential impact on our business are various matters related to the regulatory framework governing wholesale wireline and wireless access (see "Regulation in our Industry" and "Litigation Risks").

Regulatory changes or decisions made by regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or issues such as copyright, privacy, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions. These licensing conditions, including the related fees, may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our wireless and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including the loss of a licence.

Spectrum
Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to unfavourable spectrum auction rules, licence conditions, or other factors, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions
From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way
To build and support the rollout of 5G, and to continue upgrading our wireline network, we must have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on Indigenous land. Under the Telecommunications Act, the CRTC has jurisdiction over support structures owned by telecommunication carriers and municipal rights of way. The CRTC's jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities.

CUSTOMER EXPERIENCE
Our customers' loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store and online purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services,

such as making a call or browsing the Internet on their wireless device, watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with any Rogers brand. If our services do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers and have a negative impact to our reputation or brand. This could also result in lost sales opportunities or customers switching to a competitor for some or all of their services, either of which could have a material adverse impact on our business, results, and financial condition.

RESULTS PERFORMANCE

We strive to drive profitable growth in all markets we serve. This means we will focus on core growth drivers in each of our businesses, including increasing subscribers and reducing churn, expanding products in our enterprise business, and returning Media to growth. At the same time, our goal is to continue to develop strong capabilities in cost management to support investments that will fuel our future. If we are not successful in achieving these goals, as a result of economic conditions or the competitive landscape, this could negatively impact confidence with investors and external stakeholders, and ultimately our stock price.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing, diverse, and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, fostering an inclusive and diverse workplace, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

RELIANCE ON SUPPLY CHAIN AND THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices, facilities or property management functions, contact centre support, installation and service technicians, and network and IT functions. If interruptions in these services or at these suppliers occur, including global supply chain issues, it could adversely affect our ability to provide service to our customers, which could have an adverse effect on our revenue and profitability.

FINANCIAL RISKS
Capital commitments, liquidity, debt, and interest payments
Our capital commitments and financing obligations could have important consequences, including:
- requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

- making us more vulnerable to adverse economic and industry conditions;
- limiting our flexibility in planning for, and reacting to, changes in our business and industry;
- putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
- restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings
Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. In connection with the Shaw Transaction, each of S&P, Moody's, Fitch, and DBRS Morningstar downgraded our corporate credit issuer default rating and our senior unsecured debt ratings by two notches. If rating agencies lower the credit ratings on our debt further, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

Capital markets
External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could reduce the availability and/or increase the cost of capital.

Income taxes and other taxes
We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Economic conditions
Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans
Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities
As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems
With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting and customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access and subscriptions to digital programming with our encryption technology, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

Legal and ethical compliance
We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our business results, financial position, reputation, and brand.

Acquisitions, divestitures, or investments
Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)
The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media
Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve. The physical risk to our infrastructure caused by extreme weather disturbances related to climate change can significantly affect our ability to maintain secure communication services to all our customers, including governments and health and emergency services.

Climate change and the environment are drawing more attention through evolving stakeholder interest and management expectations. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, loss of stakeholder confidence, or damage to our reputation or brand.

Pandemics, epidemics, and other public health emergencies

Pandemics, epidemics, and public health emergencies could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics, and other public health emergencies could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Trust for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2023, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2022 – 98%) and approximately 9% of our Class B Non-Voting Shares (2022 – 10%), or in total approximately 28% of the total shares outstanding (2022 – 29%). Only Class A Shares carry the right to vote in most circumstances.

LITIGATION RISKS

July 2022 network outage

As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Two additional applications have since been suspended. The remaining application seeks to institute a class action on behalf of all persons who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. The application claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the active application or the suspended applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcomes of proceedings

In addition to the legal proceedings described above, we are involved in various other disputes, governmental and/or regulatory inspections, investigations and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2023, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

Our Chief Executive Officer and Chief Financial Officer have limited the scope of their evaluations of the effectiveness of internal control over financial reporting and of our disclosure controls and procedures subsumed by internal control over financial reporting to exclude the controls, policies, and procedures of Shaw, which we acquired on April 3, 2023. In our consolidated financial statements for the year ended December 31, 2023, the acquired Shaw business contributed approximately $3.2 billion of consolidated revenue, a net loss of approximately $200 million, and total assets of approximately $14.2 billion as at December 31, 2023. Additionally, as at December 31, 2023, the current assets and current liabilities of the acquired Shaw operations represented approximately 10% and 15% of consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired Shaw operations represented approximately 20% and 15% of consolidated non-current assets and non-current liabilities, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2023, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. As noted under "Disclosure Controls and Procedures", we have excluded Shaw from our assessment of the effectiveness of our internal control over financial reporting as at December 31, 2023. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. This report is included in our 2023 Audited Consolidated Financial Statements filed on SEDAR + (sedarplus.ca).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

In October 2023, we implemented a new enterprise resource planning system that initially includes accounting functions and is expected to grow to include supply chain functions in 2024 and 2025. In connection with the implementation, we updated our internal control over financial reporting, as necessary, to accommodate related changes to our business processes and accounting procedures. We will continue to monitor the effectiveness of these processes going forward.

Regulation in our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:
- ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
- the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:
- wireless spectrum and broadcasting licensing;
- carriage and distribution of television programming services;
- wireless and wireline interconnection agreements;
- rates we can charge third parties for access to our wireline and wireless networks;
- the resale of services on our networks;
- roaming on our networks and the networks of others;
- ownership and operation of our communications systems; and
- our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations. See "Regulatory Risk" within "Risk Management" for more information. Our business can also be impacted by regulations that are not specific to the telecommunications industry, such as immigration policies.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or issues such as copyright, privacy, cybercrime, and lawful access.

Generally, our spectrum and broadcasting licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, among other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Wireless and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our terrestrial and satellite BDUs, satellite relay distribution undertakings (SRDU), radio stations, and programming undertakings (conventional television stations, discretionary services, and on-demand services) are regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:
- Wireless' mobile voice and data operations; and
- Cable's Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to retail price regulation, other than the CRTC's requirement for BDUs to offer $25/month entry-level basic television service. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

Under the Radiocommunication Act and the Telecommunications Act, ISED Canada licences and oversees:
- the technical aspects of the operation of radio and television stations;
- the frequency-related operations of cable television networks; and
- spectrum for wireless communications systems in Canada.

BILLING AND CONTRACTS

We are subject to the CRTC's codes of conduct: the Wireless Code, the Television Service Provider Code, and the Internet Code. The codes impose obligations regarding contract disclosures, early cancellation fees, changes to contracts, cancellation and renewal rights of customers, and the disclosure of related costs, among other matters. See "CRTC Wireless Code of Conduct" and "CRTC Internet Code" for more information. In addition, each province has consumer protection laws that are applicable to our provision of services.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:
- up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act, and
- up to 20% of the voting shares and the related votes of the operating licensee company.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

Under the Telecommunications Act, telecommunications companies with less than 10% of the total Canadian telecommunications market measured by revenue are exempt from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC UNIVERSAL SERVICE OBJECTIVE

The CRTC has set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

- 90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and
- the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC intends to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. The following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

- fixed and mobile wireless broadband Internet access services; and
- fixed and mobile wireless voice services.

To assist in extending broadband into underserved rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, *Development of the CRTC's Broadband Fund*, released on September 27, 2018. Two calls for applications occurred in 2019. 2020 marked the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level was to increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving areas and to provide a national video relay service (VRS). In 2016, pursuant to Telecom Regulatory Policy CRTC 2016-496, the CRTC updated the basic services definition to include voice and data services and set in motion the evolution of the subsidy program to transition from voice-centric subsidies to subsidies to support investment in broadband access networks through the establishment of the CRC Broadband Fund. As planned in Telecom Regulatory Policy CRTC 2018-213, the voice subsidy was eliminated in 2021.

The CRTC collected $176 million of contributions in 2020, $180 million in 2021, and $194 million in 2022. On December 20, 2023, the CRTC set a final 2023 revenue-percentage charge of 0.46% and set the interim 2024 rate at 0.46%. The percent of revenue levy is applied to voice and date revenues with limited exceptions. The interim 2024 rate is subject to finalization in December 2024.

On March 23, 2023, the CRTC initiated a review of the Broadband Fund. The CRTC is considering increasing the scope of the Broadband Fund to include additional project streams and costs.

CANADA'S ANTI-SPAM LEGISLATION (CASL)

CASL sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs and software. CASL is administered primarily by the CRTC and non-compliance may result in fines of up to $10 million per violation. We maintain internal practices and policies to ensure compliance with CASL.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

The Personal Information Protection and Electronic Documents Act (PIPEDA), requires federally regulated private sector organizations to notify the Privacy Commissioner of Canada and impacted individuals of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be provided as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. Failure to provide notification or maintain records could result in fines up to $100,000 per violation. We fully comply with these obligations under PIPEDA.

REVIEW OF PIPEDA

On June 16, 2022, the Federal Government tabled Bill C-27, the *Digital Charter Implementation Act, 2022*, to overhaul Canada's private sector privacy legislation. It includes provisions for increased consumer control over personal information, new powers for the federal Privacy Commissioner, significant financial penalties, a Private Right of Action, new rules for protecting children's privacy, and regulates the development and deployment of artificial intelligence systems. If passed, it is expected that the legislation will include a transition window to provide organizations with sufficient time to make any necessary changes to ensure compliance.

AMENDMENTS TO THE BROADCASTING ACT

On April 27, 2023, Bill C-11, the Online Streaming Act, which amends the Broadcasting Act, received royal assent and is now law. On November 9, 2023, the Governor in Council's Policy Direction came into force, directing the CRTC, in its implementation of Bill C-11 to, among other things (i) support Canadian artists and creative industries; (ii) advance Indigenous storytelling; (iii) increase representation of equity-seeking groups; (iv) ensure regulations are equitable, fair, and flexible; (v) redefine Canadian programs; and (vi) exclude the content of social media and digital creators, including podcasts, from regulation.

The CRTC has initiated a phased approach to modernizing Canada's broadcasting framework. In phase 1, launched in May 2023, the CRTC introduced a registration requirement and conditions of service applicable to certain online streaming services and initiated a consultation to develop a framework for contributions to support the production of Canadian and Indigenous content, which included an oral hearing in November and December 2023. The focus of the hearing was to determine (i) which online undertakings will be required to make initial financial contributions; (ii) the amount of those contributions; and (iii) the possible recipients of those contributions. In phase 2, the

CRTC will review the definitions of Canadian content and consider definitions of Indigenous content and make key decisions about a new regulatory framework that will apply to traditional broadcasting undertakings and online streaming services on a corporate group basis. Phase 3 will focus on how the regulatory framework will be enacted.

MATTERS ASSOCIATED WITH NETWORK OUTAGE

On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies. On September 7, 2022, we announced that a formal memorandum of understanding had been signed among Canada's major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.

On July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC's questions. On August 5, 2022, the CRTC issued a subsequent request for information, responses to which were filed by Rogers on August 22, 2022. The CRTC has engaged an external party to prepare a report and Rogers has participated in this process.

The House of Commons Standing Committee on Industry and Technology held meetings to study the network outage in July 2022, during which representatives from Rogers, amongst others, appeared.

WIRELESS

3800 MHZ SPECTRUM LICENCE BANDS

ISED Canada's 3800 MHz spectrum licence auction began on October 24, 2023 and concluded on November 24, 2023; the results were released on November 30, 2023. Twenty-two companies participated in the auction and 4,099 of 4,300 licences were awarded to twenty of those participants, with a total value of $2.2 billion. We won 860 licences across the country at a cost of $475 million. We made our first deposit of $95 million on January 17, 2024 and expect to make final payment and receive the spectrum licences on May 29, 2024.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including

prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

- ISED Canada will review all spectrum transfer requests and will not allow any that result in "undue spectrum concentration" and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and
- licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE OF CONDUCT

The CRTC's Wireless Code imposes obligations on wireless carriers on provision of wireless services to consumers and small businesses. Obligations relate to, and include, maximum contract term length, data overage and data roaming bill caps, device unlocking rules, and contract disclosures and summaries. It also sets out the rules for device subsidies, device financing, and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy or financing they received.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

- all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
- the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, *Regulatory framework for wholesale mobile wireless services*, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On June 17, 2019, the *Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation* came into effect. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On February 13, 2023, the *Order Issuing a Direction to the CRTC on a Renewed Approach to Telecommunications Policy* came into effect. Building on the direction and objectives set out in the previous Order, it adds the required principles of effective regulation that the CRTC must follow. The principles most notably include transparency, predictability, coherence, and efficiency, and also state the CRTC should ensure proceedings are held, and decisions released, in a timely manner. It also requires the CRTC to consider fixed Internet competition and mobile wireless competition, including maintaining regulatory frameworks regarding wholesale services for both fixed Internet and wholesale roaming services for mobile wireless. It also requires the CRTC to enhance and protect the rights of consumers in telecommunication markets, and to continue taking measures to support universal access to high-quality, reliable, and resilient fixed Internet and mobile wireless services.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, *Review of mobile wireless service*s. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval. The CRTC also mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

On April 6, 2022, the CRTC issued Telecom Decision CRTC 2022-102, *Updates to national wireless carriers' GSM-based wholesale mobile wireless roaming tariffs to incorporate seamless hand-off and 5G roaming*, which requires the implementation of seamless roaming, including using one-way seamless hand-off. The CRTC directed the national wireless carriers to begin accepting written requests for seamless roaming from regional wireless carriers effective immediately. The CRTC considers that its determinations in this decision will assist with the implementation of seamless roaming to the benefit of regional wireless carriers and reduce barriers to entry into the market and to competition for telecommunications service providers that are new, regional, or smaller than the incumbent national service providers.

On October 19, 2022, the CRTC issued Telecom Decision CRTC 2022-288, *Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Commission determinations on proposed terms and conditions*, which determined that wholesale

MVNO access service is available for use by regional wireless carriers that have deployed their own home Public Mobile Network (PMN) somewhere in Canada and are also offering retail wireless services. To be eligible for the MVNO access, a regional wireless carrier must be registered with the CRTC as a wireless carrier, must have home PMN somewhere in Canada, and must be actively offering mobile wireless services commercially to retail customers. The CRTC has directed the incumbents to modify their tariffs in accordance with its determination, and noted that entities that are not currently eligible for the service may become eligible over the course of the mandate if they acquire rights to spectrum, and invest in a home PMN and start offering retail service.

CRTC DECISION ON FINAL OFFER ARBITRATION BETWEEN ROGERS AND QUEBECOR REGARDING MVNO ACCESS RATES

In Telecom Regulatory Policy CRTC 2021-130 – Review of Mobile Wireless Services, the CRTC mandated that the national carriers, including Rogers, provide mobile virtual network operator (MVNO) service to regional carriers possessing mobile spectrum licences. Under the policy, if parties are unable to agree upon commercial rates, either party may refer the dispute to the CRTC for final offer arbitration. Because Rogers and Quebecor were unable to reach an agreement, the matter was put before the CRTC. On July 24, 2023, in Telecom Decision CRTC 2023-217, the CRTC accepted Quebecor's offer and directed the parties to enter into an MVNO access agreement consistent with that offer. On August 23, 2023, we brought a motion to the Federal Court of Appeal (FCA) for leave to appeal the CRTC's decision.

ISED CANADA CONDITIONS OF LICENCE RELATING TO WIRELESS SERVICE WITHIN THE TTC SUBWAY SYSTEM

On July 24, 2023, ISED Canada announced it had initiated a Consultation on Conditions of Licence relating to the Provision of Service within the TTC subway system. On September 11, 2023, the Minister of Innovation, Science and Industry announced new spectrum licence conditions, which required carriers to (i) provide equivalent levels of service to all TTC subway riders by October 3, 2023; (ii) expand existing network coverage in order to provide full voice, text, and data services throughout the TTC subway system within specific timeframes; and (iii) provide service in all future stations and tunnels at the same time as they are made operational by the TTC. On October 2, 2023, we announced we had developed and introduced an immediate solution to activate 5G service for transit riders from all major Canadian wireless carriers in the busiest sections of the TTC subway system.

GOVERNMENT OF CANADA BUDGET 2023

The 2023 Federal Budget, published in March 2023, includes a plan to address specific fees (including unexpected, hidden, and additional fees) to continue to ensure businesses are transparent with prices and to make life more affordable for Canadians. This plan could include roaming fees charged by telecommunications companies, amongst other fees charged in other industries.

ACCESS TO SUPPORT STRUCTURES

On February 15, 2023, in Telecom Regulatory Policy 2023-31, the CRTC made several determinations intended to facilitate access to poles owned by Canadian carriers (telecommunications poles) or poles to which Canadian carriers control access. The CRTC set expedited timelines for large telephone companies to provide competitors with access to poles, which should enable cable competitors to roll out broadband networks more quickly and efficiently and increase competition across Canada. The CRTC also clarified responsibilities for pole maintenance and the sharing of costs related to the installation of equipment and required large telephone companies to increase transparency and accountability. Provincial and territorial governments were encouraged to coordinate with telecommunications service providers and other stakeholders to facilitate network deployment.

On February 5, 2024, in Telecom Notice of Consultation CRTC 2024-25, the CRTC invited parties to comment on: the CRTC's jurisdiction over the deployment of wireless facilities on support structures owned or controlled by incumbent local exchange carriers (ILECs); the application of the current ILEC support structure tariffs to the attachment of wireless facilities; and, the requirement for competitors to obtain a permit to deploy wireless facilities on ILEC-owned or -controlled support structures. The CRTC intends to provide greater regulatory certainty to those seeking access to ILEC-owned or -controlled support structures and to promote the efficient deployment of wireless networks, including 5G-capable networks. In particular, the CRTC is examining whether it should modify existing rules that allow third parties to attach 5G small cells. The CRTC concurrently denied applications by Rogers seeking interim and final orders directing Bell and Telus to process and grant permits to attach wireless equipment in accordance with their approved support structure tariffs. The record of these applications will be incorporated into the new proceeding.

CABLE

ISED CANADA REVIEW OF THE SHAW TRANSACTION
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, which reflect commitments we made when the Shaw Transaction was announced, including:

- $1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
- $2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
- expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such

that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
- maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
- continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS
The Copyright Board of Canada establishes the royalties paid for the use of copyrighted works, including the rates that our broadcasting undertakings pay for the broadcast and distribution of audio and audiovisual works. Pursuant to section 31(2) of the Copyright Act, BDUs are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime pursuant to the rates approved by the Copyright Board.

On December 18, 2018, the Board released the approved rates for the 2014-2018 tariff period (Initial Rate Decision). The Copyright Collectives and the BDUs each collectively sought judicial review of the Initial Rate Decision. On July 22, 2021, the FCA directed the Copyright Board to correct certain errors in connection with its Initial Rate Decision. On January 12, 2024, the Copyright Board issued its decision in the redetermination of the 2014-2018 tariff period (Redetermination Decision), which reduced the monthly per-subscriber rates for the years 2015-2018 on a retroactive basis. On February 9, 2024, the Collectives made an application to the FCA seeking judicial review of the Redetermination Decision. The Collectives may seek judicial review of the Redetermination Decision. If the Redetermination Decision is not upheld, we could become subject to significantly increased royalty rates for the 2016-2018 period, negatively impacting our financial results.

A Copyright Board hearing to set the rates for one or both of the subsequent tariff periods (2019-2023 and 2024-2028) could start in late 2024. If, pursuant to any such hearing, the Copyright Board issues a decision that aligns with the Collectives' proposed tariff rates for either of such subsequent periods, we could become subject to significantly higher royalty rates, negatively impacting our financial results.

CRTC INTERNET CODE
The Internet Code is a mandatory code of conduct for large, facilities-based ISPs and related affiliates that applies to the companies' provision of fixed wireline Internet access services to individual customers. Obligations relate to and include maximum contract term length, early cancellation fees, contract disclosures and summaries, and notice prior to service cancellations.

WHOLESALE INTERNET COSTING AND PRICING

On August 15, 2019, in Telecom Order CRTC 2019-288, *Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access (HSA) services* (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale HSA, including Rogers' TPIA service. Rogers in conjunction with the other large Canadian cable companies (Cable Carriers) appealed the decision to the Federal Court of Appeal (Court). On September 10, 2020, the FCA dismissed the Cable Carriers' appeal and vacated the interlocutory stay previously granted. On February 25, 2021, a motion for Leave to Appeal the FCA's decision with the Supreme Court of Canada was dismissed without reasons.

On November 13, 2019, Rogers, in conjunction with the other Cable Carriers, filed an appeal of the 2019 Order with the Federal Cabinet. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks; however, they decided not to refer the matter back to the CRTC, given that a review and vary application filed by Rogers and the other Cable Carriers was already before the CRTC.

On December 13, 2019, Rogers, in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the 2019 Order. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the 2019 Order.

On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, *Review of wholesale wireline services and associated policies*), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, *Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities*, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC's July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, *Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services*.

On March 8, 2023, the CRTC released Telecom Notice of Consultation CRTC 2023-56 to provide notice of a public hearing to be held for its review of the existing framework for wholesale HSA services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC had requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

On November 6, 2023, the CRTC released Telecom Decision CRTC 2023-358, mandating the incumbent local exchange carriers to provide competitors with access to their FTTH facilities over aggregated wholesale HSA in Quebec and Ontario by May 7, 2024. The CRTC found that the hybrid fibre-coaxial networks of cable carriers, such as Rogers, already service the majority of wholesale-based competitors and concluded that, given the temporary nature of the aggregated FTTH access mandate being considered, it would be neither efficient nor proportionate to mandate cable carriers to implement it. The public hearing on wholesale wireline telecommunications services commenced on February 12, 2024.

TELEVISION SERVICES DISTRIBUTION

Distributors are required to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks. The retail rate for this entry-level service is capped at $25 per month (excluding equipment). Further, all channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages. As a BDU, we are permitted to continue to offer our existing basic service and programming packages. Consumers have to be offered, but will not have to receive, a majority of Canadian services.

All licensed programmers and BDUs must also comply with the Wholesale Code. Distributors of foreign services are required to make their channels available on an à la carte basis and in "pick-packs" or smaller pre-assembled packages and abide by the Wholesale Code.

LICENCE RENEWAL DECISIONS

On August 8, 2023, pursuant to Broadcasting Decision CRTC 2023-245, the CRTC administratively renewed our television stations, discretionary services, on-demand services (video-on-demand and terrestrial PPV), and terrestrial BDUs until August 31, 2026. On December 14, 2023, pursuant to Broadcasting Decision CRTC 2023-413, the CRTC administratively renewed our direct-to-home (DTH) PPV licence until August 31, 2026. Our DTH BDU and SRDU licences were renewed in November 2019, each with a seven-year term expiring August 31, 2026. The licences for our commercial radio stations, which we operate in British Columbia, Alberta, Manitoba, Ontario, and Nova Scotia, have been individually renewed at various times, with terms expiring between August 31, 2026, and August 31, 2030.

MEDIA

THE ONLINE NEWS ACT

On June 22, 2023, Bill C-18, the Online News Act, received royal assent and became law. This act aims to enhance fairness in the Canadian digital marketplace and to contribute to the sustainability of the Canadian news sector by establishing a bargaining framework for commercial agreements between the largest digital platforms and news businesses. On December 15, 2023, the Government of Canada released the final regulations establishing the factors that determine if the Online News Act applies to a digital platform and when it is required to notify the CRTC. The regulations direct the CRTC on how to determine if a digital platform qualifies for an exemption from mandatory bargaining and final offer arbitration. Digital platforms that operate a search engine or social media service in Canada are captured if they distribute news in Canada and have total global revenues of $1 billion or more and 20 million or more Canadian users/visitors. The total amount that can be received by broadcasters has been capped at no more than 30% and will be administered by the Canadian Association of Broadcasters.

By early March 2024, the CRTC is expected to launch its public consultation on the formal bargaining process, undue preference, and information gathering. In Spring 2024, we expect the CRTC will issue a call for proposals for an independent auditor, who will prepare an annual report on the impact of the Act on Canada's digital news marketplace. In Summer or Fall 2024, we expect CRTC decisions setting out the regulatory framework and a public consultation to establish a code of conduct for bargaining. The CRTC will also recruit qualified independent arbitrators and begin further information gathering. The CRTC plan will be updated as needed and requests from online platforms for exemption will be subject to a public proceeding.

REVIEW OF COMMERCIAL RADIO POLICY

On December 7, 2022, the CRTC released its decision on the review of the Commercial Radio Policy, which had not been updated since 2006. The primary policy consideration put forward by the industry was a relaxation of the Common Ownership Policy, which restricts the number of stations an owner can operate in any individual market as well as the bands (AM/FM) in which they broadcast. The CRTC did not relax its common ownership policy that relates to the number of radio stations that can be commonly owned (4) in markets served by more than 8 commercial radio stations but did make minor modifications to AM/FM band restrictions to now allow ownership of 3 FM stations in a market. On August 22, 2023 the CRTC issued Broadcasting Information Bulletin CRTC 2023-278 announcing it will defer the examination of any new application or complaint relating to radio for approximately two years.

Other Information
ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS
Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

LEASES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES
We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST
Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to "property, plant and equipment". The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS
Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash-generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS
The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments' discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2023.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate	
Impact of 0.5% increase	(183)
Impact of 0.5% decrease	208
Rate of future compensation increase	
Impact of 0.25% increase	13
Impact of 0.25% decrease	(13)
Mortality rate	
Impact of 1 year increase	38
Impact of 1 year decrease	(42)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

BUSINESS COMBINATIONS

We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

Valuation of acquired property, plant and equipment can be complex and may require significant estimation, including characteristics such as size, age, replacement cost, and other characteristics of different assets. Each of these characteristics can have a significantly different cost to build or replace, and therefore fair value.

Property, plant and equipment (other than land and building) is often valued using a depreciated replacement cost approach, which requires estimating the gross replacement cost of each asset (either through direct comparison to current prices or by applying inflationary factors to historical costs) and then applying a depreciation factor to reflect the age of the in-service asset.

Land and building assets are often valued using an income approach (for buildings) and a direct market comparison approach (for the underlying land). This involves assessing comparable properties in the relevant markets to identify characteristics, such as vacancy rates and income capitalization rates, to apply to the valuation of each building. Land is often valued by comparing to similar plots of land in the relevant markets.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment. In particular for Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

RESTRUCTURING, ACQUISITION AND OTHER COSTS

We make significant judgments in determining the appropriate classification of costs to be included in restructuring, acquisition and other.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

BUSINESS COMBINATIONS

We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ASSETS HELD FOR SALE

Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31		
(In millions of dollars)	2023	2022	% Chg
Revenue	36	74	(51)
Purchases	203	194	5

We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2023 and 2022.

During the year, Vancouver Professional Baseball LLP ceased being a related party to us as our Director John C. Kerr no longer controlled the entity. There were no transactions with this related party during the period it was related to us this year and total amounts were nominal in 2022.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2023 and 2022.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $8 million was recognized in net income and paid during the year ended December 31, 2023. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2023 were under $1 million. We also assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2023

We adopted the following IFRS amendments in 2023. They did not have a material effect on our financial statements.
- IFRS 17, *Insurance Contracts*, a replacement of IFRS 4, *Insurance Contracts*, that aims to provide consistency in the application of accounting for insurance contracts.
- Amendments to IAS 1, *Presentation of Financial Statements – Disclosure of Accounting Policies*, requiring entities to disclose material, instead of significant, accounting policy information.
- Amendments to IAS 8, *Accounting Policies – Changes in Accounting Estimates and Errors*, clarifying the definition of "accounting policies" and "accounting estimates".
- Amendments to IAS 12, *Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction*, narrowing the scope for exemption when recognizing deferred taxes.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments that will become effective in future years:
- Amendments to IFRS 16, *Leases – Lease Liability in a Sale and Leaseback*, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements – Classification of Liabilities as Current or Noncurrent*, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements – Non-current Liabilities with Covenants*, modifying the 2020 amendments to IAS 1 to further clarify the classification,

presentation, and disclosure requirements in the standard for non-current liabilities with covenants (January 1, 2024).
- Amendments to IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures – Supplier Finance Arrangements,* adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements (January 1, 2024).
- Amendments to IAS 21, *The Effects of Changes in Foreign Exchange Rates,* specifying how to assess whether a currency is exchangeable and how to determine a spot exchange rate if it is not (January 1, 2025).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, and we currently do not expect any material impacts.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
- subscriber counts;
  - Wireless;
  - Cable; and
  - homes passed (Cable);
- Wireless subscriber churn (churn);
- Wireless mobile phone average revenue per user (ARPU);
- Cable average revenue per account (ARPA);
- Cable customer relationships;
- Cable market penetration (penetration);
- capital intensity;
- total service revenue;
- dividend payout ratios; and
- return on assets.

SUBSCRIBER COUNTS
We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)
- A wireless subscriber is represented by each identifiable telephone number.
- We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
- Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.

- Wireless prepaid subscribers are considered active for a period of 30 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
- Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
- When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
- Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
- Subscriber counts exclude satellite subscribers, certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

SUBSCRIBER CHURN
Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

MOBILE PHONE AVERAGE REVENUE PER USER (WIRELESS)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. ARPA is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. retail Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences or additions to right-of-use assets. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue. Capital intensity is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today's Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay. Dividend payout ratio of net income and dividend payout ratio of free cash flow are also supplementary financial measures. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of these measures.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. Return on assets is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

NON-GAAP AND OTHER FINANCIAL MEASURES

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities laws). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures			
Specified financial measure	*How it is useful*	*How we calculate it*	*Most directly comparable IFRS financial measure*
Adjusted net income	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net (loss) income
Taxes paid and other government payments	• To assess how much cash we pay in taxes and fees to federal, provincial, and municipal governments.	Income taxes paid add unrecoverable sales taxes paid; payroll taxes paid, regulatory and spectrum fees paid; and property and business taxes paid.	Income taxes paid
Pro forma trailing 12-month adjusted EBITDA	• To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA – January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios		
Specified financial measure	*How it is useful*	*How we calculate it*
Adjusted basic earnings per share Adjusted diluted earnings per share	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income divided by basic weighted average shares outstanding. Adjusted net income including the dilutive effect of stock-based compensation divided by diluted weighted average shares outstanding.
Pro forma debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures	
Specified financial measure	*Most directly comparable IFRS financial measure*
Adjusted EBITDA	Net income

Capital management measures	
Specified financial measure	*How it is useful*
Free cash flow	• To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance. • We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures	
Specified financial measure	*How we calculate it*
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.
Return on assets	Net income divided by total assets.
Dividend payout ratio of net income	Dividends declared divided by net income.
Dividend payout ratio of free cash flow	Dividends declared for the year divided by free cash flow (defined above).

RECONCILIATION OF ADJUSTED EBITDA

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Net income	**849**	1,680
Add (deduct):		
Income tax expense	**517**	609
Other expense (income)	**362**	(15)
Finance costs	**2,047**	1,233
Restructuring, acquisition and other	**685**	310
Depreciation and amortization	**4,121**	2,576
Adjusted EBITDA	**8,581**	6,393

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Net income	**849**	1,680
Add (deduct):		
Restructuring, acquisition and other	**685**	310
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	**764**	–
Loss on non-controlling interest purchase obligation [1]	**422**	–
Income tax impact of above items	**(366)**	(75)
Income tax adjustment, tax rate change	**52**	–
Adjusted net income	**2,406**	1,915

[1] See "Review of Consolidated Performance" for more information as to the nature of this adjustment.

RECONCILIATION OF PRO FORMA TRAILING 12-MONTH ADJUSTED EBITDA

(In millions of dollars)	As at December 31 2023
Trailing 12-month adjusted EBITDA	8,581
Add (deduct):	
Acquired Shaw business adjusted EBITDA – January 2023 to March 2023	514
Pro forma trailing 12-month adjusted EBITDA	9,095

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31	
(In millions of dollars)	2023	2022
Cash provided by operating activities	5,221	4,493
Add (deduct):		
Capital expenditures	(3,934)	(3,075)
Interest on borrowings, net and capitalized interest	(1,794)	(1,090)
Interest paid, net	1,780	1,054
Restructuring, acquisition and other	685	310
Program rights amortization	(70)	(61)
Change in net operating assets and liabilities	627	152
Other adjustments [1]	(101)	(10)
Free cash flow	2,414	1,773

[1] Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $4.7 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total	
(In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Selected Statements of Income data measure:										
Revenue	–	–	16,316	13,200	3,293	2,386	(301)	(190)	19,308	15,396
Net income (loss)	849	1,680	1,276	1,529	289	360	(1,565)	(1,889)	849	1,680

As at December 31 (unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total	
(In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Selected Statements of Financial Position data measure:										
Current assets	44,427	47,197	43,991	33,845	10,803	9,991	(91,387)	(71,750)	7,834	19,283
Non-current assets	63,073	34,499	57,016	30,135	7,593	3,853	(66,234)	(32,115)	61,448	36,372
Current liabilities	44,638	36,902	68,370	37,051	9,119	8,972	(113,345)	(73,376)	8,782	9,549
Non-current liabilities	45,437	31,890	15,820	5,302	739	188	(11,936)	(1,366)	50,060	36,014

[1] For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2] Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPU, ARPA, percentages, and ratios)		As at or years ended December 31			
	2023	2022	2021	2020	2019
Revenue					
Wireless	10,222	9,197	8,768	8,530	9,250
Cable	7,005	4,071	4,072	3,946	3,954
Media	2,335	2,277	1,975	1,606	2,072
Corporate items and intercompany eliminations	(254)	(149)	(160)	(166)	(203)
Total revenue	19,308	15,396	14,655	13,916	15,073
Total service revenue	16,845	13,305	12,533	11,955	12,965
Adjusted EBITDA					
Wireless	4,986	4,469	4,214	4,067	4,345
Cable	3,774	2,058	2,013	1,935	1,919
Media	77	69	(127)	51	140
Corporate items and intercompany eliminations	(256)	(203)	(213)	(196)	(192)
Total adjusted EBITDA	8,581	6,393	5,887	5,857	6,212
Net income	849	1,680	1,558	1,592	2,043
Adjusted net income	2,406	1,915	1,803	1,725	2,135
Cash provided by operating activities	5,221	4,493	4,161	4,321	4,526
Free cash flow	2,414	1,773	1,671	2,366	2,278
Capital expenditures	3,934	3,075	2,788	2,312	2,807
Earnings per share					
Basic	$ 1.62	$ 3.33	$ 3.09	$ 3.15	$ 3.99
Diluted	$ 1.62	$ 3.32	$ 3.07	$ 3.13	$ 3.97
Adjusted earnings per share					
Basic	$ 4.60	$ 3.79	$ 3.57	$ 3.42	$ 4.17
Diluted	$ 4.59	$ 3.78	$ 3.56	$ 3.40	$ 4.15
Statements of Financial Position:					
Assets					
Property, plant and equipment	24,332	15,574	14,666	14,018	13,934
Goodwill	16,280	4,031	4,024	3,973	3,923
Intangible assets	17,896	12,251	12,281	8,926	8,905
Investments	598	2,088	2,493	2,536	2,830
Other assets	10,176	21,711	8,499	9,401	7,427
Total assets	69,282	55,655	41,963	38,854	37,019
Liabilities and Shareholders' Equity					
Long-term liabilities	50,060	36,014	22,812	22,695	21,639
Current liabilities	8,782	9,549	8,619	6,586	5,964
Total liabilities	58,842	45,563	31,431	29,281	27,603
Shareholders' equity	10,440	10,092	10,532	9,573	9,416
Total liabilities and shareholders' equity	69,282	55,655	41,963	38,854	37,019
Subscriber count results (in thousands) [1]					
Wireless mobile phone subscribers [2,3]	11,609	10,647	10.013	n/a	n/a
Retail Internet subscribers [2,4]	4,162	2,284	2,229	n/a	n/a
Video subscribers [2,4]	2,751	1,525	1,491	n/a	n/a
Smart Home Monitoring subscribers [2,4]	89	101	113	n/a	n/a
Home Phone subscribers [2,4]	1,629	836	911	n/a	n/a
Customer relationships [4]	4,636	2,590	2,581	2,530	2,510
Additional Wireless metrics [1]					
Postpaid mobile phone churn (monthly) [2,3]	1.11%	0.90%	0.88%	n/a	n/a
Mobile phone ARPU (monthly) [2]	$ 57.86	$ 57.89	$ 56.83	n/a	n/a
Additional Cable metrics					
ARPA (monthly)	$ 142.58	$130.12	$132.58	$130.70	$131.71
Penetration	46.6%	53.9%	54.9%	55.3%	56.1%
Additional consolidated metrics					
Revenue growth	25%	5%	5%	(8)%	–%
Adjusted EBITDA growth	34%	9%	1%	(6)%	4%
Dividends declared per share	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Dividend payout ratio of net income [1]	123.2%	60.1%	64.8%	63.4%	50.0%
Dividend payout ratio of free cash flow [1]	43.3%	57.0%	60.4%	42.7%	44.9%
Return on assets [1]	1.2%	3.0%	3.7%	4.1%	5.5%
Debt leverage ratio	5.0	3.5	3.4	3.0	2.9

[1] As defined. See "Key Performance Indicators".

[2] Wireless mobile phone subscribers, retail Internet subscribers, Video subscribers, Smart Home Monitoring subscribers, Home Phone subscribers, postpaid mobile phone churn, and mobile phone ARPU have not been presented for periods prior to 2021. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2022 and updated our 2021 comparative subscriber results. See "Key Performance Indicators".

[3] On April 3, 2023, we acquired approximately 501,000 Shaw Mobile postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[4] In 2020, we acquired approximately 7,000 retail Internet subscribers and 8,000 customer relationships as a result of our acquisitions of Ruralwave Inc. and Cable Cable Inc. In 2021, we acquired approximately 18,000 retail Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications. In 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia. On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction. On November 1, 2023, we acquired approximately 22,000 retail internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of Comwave. None of these subscribers are included in net additions.



Management's Responsibility for Financial Reporting
December 31, 2023

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
- transactions are properly authorized and recorded;
- financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
- the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 5, 2024

Tony Staffieri
President and Chief Executive Officer

Glenn Brandt
Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Risk Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 10 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2023 was $969 million. A number of businesses within the Company's Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the fair value less costs to sell using discounted cash flow and market approaches, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There were judgments applied in assessing the level at which goodwill was tested and there was a high degree of subjective auditor judgment required in evaluating the key assumptions used in the valuation models, which included the CGUs' future cash flows, the discount rate and the terminal growth rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company's historical cash flow forecasts to actual results achieved to assess the Company's ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment's future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company's inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company's rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company's key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company's determination of the recoverable amount.

Acquisition of Shaw Communications Inc. – Valuation of acquired cable customer relationships intangible assets
As discussed in Note 3 to the consolidated financial statements, the Company acquired Shaw Communications Inc. on April 3, 2023, for consideration of $20,483 million. Based on the allocation of the purchase price, the Company recorded $5,880 million of cable, satellite, and wireless customer relationships intangible assets. For customer relationships, the Company used the multi-period excess earnings method to estimate a value, which requires estimates to determine the expected cash flow that would be provided by each subscriber and requires judgment in selecting the appropriate discount rate.

We identified the assessment of the valuation of the acquired cable customer relationships intangible assets in the acquisition of Shaw Communications Inc. as a critical audit matter. A high degree of auditor judgment was required to evaluate the key assumptions of the revenue growth rates included in the expected cash flow that would be provided by each subscriber and the discount rate used to estimate the fair value of the cable customer relationships intangible assets, due to sensitivity of the valuation of the intangible assets to changes in these assumptions. Additionally, the audit effort associated with the discount rate assumption required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's determination of the estimated fair value of the acquired cable customer relationships intangible assets, including controls over the determination of the key assumptions. We evaluated the revenue growth rates by comparing the forecasted revenues to the historical performance of the acquiree and external

market and industry data. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate assumption by comparing the Company's inputs to the discount rate to publicly available data for comparable entities and assessing the resulting discount rate.

Acquisition of Shaw Communications Inc. – Valuation of acquired network assets, including long-lived fibre and access network
As discussed in Note 3 to the consolidated financial statements, as part of the acquisition of Shaw Communications Inc., the Company recorded $5,926 million of acquired cable network assets. The valuation of the long-lived fibre and access network assets was complex and required significant estimation. This required considerable estimates in determining the size, length, age, and replacement cost of Shaw Communication Inc.'s network, including various underlying characteristics, such as type of network infrastructure, geography, and placement.

We identified the assessment of the valuation of the acquired long-lived fibre and access network assets in the acquisition of Shaw Communications Inc. as a critical audit matter. Evaluation of the key assumptions of length and replacement cost used to estimate the fair value of the long-lived fibre assets and of replacement cost used to estimate the fair value of the long-lived access network assets involved a high degree of auditor judgment due to sensitivity of the valuation of the assets to changes in these key assumptions. Additionally, the audit effort associated with these assumptions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's determination of the estimated fair value of the acquired long-lived fibre and access network assets, including controls over the length and replacement cost assumptions. We assessed the reasonability of the length assumption for the long-lived fibre assets by comparing acquiree installation records to a sample of acquiree underlying network assets. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the replacement cost assumptions for the long-lived fibre and access network assets by comparing to acquiree historical cost data and external market and industry data.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 5, 2024



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2024 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Shaw Communications Inc. (Shaw) during 2023, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, Shaw's internal control over financial reporting associated with approximately $14.2 billion of total assets and approximately $3.2 billion of total revenues included in the consolidated financial statements as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Shaw.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and

the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 5, 2024

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2023	2022
Revenue	6	19,308	15,396
Operating expenses:			
Operating costs	7	10,727	9,003
Depreciation and amortization	8, 9, 10	4,121	2,576
Restructuring, acquisition and other	11	685	310
Finance costs	12	2,047	1,233
Other expense (income)	13	362	(15)
Income before income tax expense		1,366	2,289
Income tax expense	14	517	609
Net income for the year		849	1,680
Earnings per share:			
Basic	15	$ 1.62	$ 3.33
Diluted	15	$ 1.62	$ 3.32

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2023	2022
Net income for the year		849	1,680
Other comprehensive loss:			
Items that will not be reclassified to net income:			
Defined benefit pension plans:			
Remeasurements	25	(197)	293
Related income tax recovery (expense)		50	(78)
Defined benefit pension plans		(147)	215
Equity investments measured at fair value through other comprehensive income (FVTOCI):			
Decrease in fair value	20	(374)	(349)
Related income tax recovery		52	47
Equity investments measured at FVTOCI		(322)	(302)
Items that will not be reclassified to net income		(469)	(87)
Items that may subsequently be reclassified to net income:			
Cash flow hedging derivative instruments:			
Unrealized (loss) gain in fair value of derivative instruments		(910)	115
Reclassification to net income of loss (gain) on debt derivatives		470	(1,215)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(89)	(19)
Reclassification to net income for accrued interest		(48)	(16)
Related income tax recovery		65	102
Cash flow hedging derivative instruments		(512)	(1,033)
Share of other comprehensive income of equity-accounted investments, net of tax		2	10
Items that may subsequently be reclassified to net income		(510)	(1,023)
Other comprehensive loss for the year		(979)	(1,110)
Comprehensive (loss) income for the year		(130)	570

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	As at December 31 2023	As at December 31 2022
Assets			
Current assets:			
Cash and cash equivalents		800	463
Restricted cash and cash equivalents	19	–	12,837
Accounts receivable	16	4,996	4,184
Inventories	17	456	438
Current portion of contract assets	6	163	111
Other current assets	18	1,202	561
Current portion of derivative instruments	19	80	689
Assets held for sale	8	137	–
Total current assets		7,834	19,283
Property, plant and equipment	8, 9	24,332	15,574
Intangible assets	10	17,896	12,251
Investments	20	598	2,088
Derivative instruments	19	571	861
Financing receivables	16	1,101	886
Other long-term assets	6	670	681
Goodwill	3, 10	16,280	4,031
Total assets		69,282	55,655
Liabilities and shareholders' equity			
Current liabilities:			
Short-term borrowings	21	1,750	2,985
Accounts payable and accrued liabilities		4,221	3,722
Other current liabilities	19, 22	434	252
Contract liabilities	6	773	400
Current portion of long-term debt	23	1,100	1,828
Current portion of lease liabilities	9	504	362
Total current liabilities		8,782	9,549
Provisions	22	54	53
Long-term debt	23	39,755	29,905
Lease liabilities	9	2,089	1,666
Other long-term liabilities	6, 24	1,783	738
Deferred tax liabilities	14	6,379	3,652
Total liabilities		58,842	45,563
Shareholders' equity	26	10,440	10,092
Total liabilities and shareholders' equity		69,282	55,655
Guarantees	29		
Commitments and contingent liabilities	30		
Subsequent events	23, 26, 30		

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:





Edward S. Rogers
Director

Robert J. Gemmell
Director

Consolidated Statements of Changes in Shareholders' Equity

(In millions of Canadian dollars, except number of shares)

Year ended December 31, 2023	Class A Voting Shares		Class B Non-Voting Shares		Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
	Amount	Number of shares (000s)	Amount	Number of shares (000s)					
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the year	–	–	–	–	849	–	–	–	849
Other comprehensive income (loss):									
Defined benefit pension plans, net of tax	–	–	–	–	(147)	–	–	–	(147)
FVTOCI investments, net of tax	–	–	–	–	–	(322)	–	–	(322)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(512)	–	(512)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	2	2
Total other comprehensive income (loss)	–	–	–	–	(147)	(322)	(512)	2	(979)
Comprehensive income (loss) for the year	–	–	–	–	702	(322)	(512)	2	(130)
Reclassification to retained earnings for disposition of FVTOCI investments, net of tax (note 20)	–	–	–	–	367	(367)	–	–	–
Transactions with shareholders recorded directly in equity:									
Dividends declared	–	–	–	–	(1,046)	–	–	–	(1,046)
Shares issued as settlement of dividends (note 26)	–	–	74	1,455	–	–	–	–	74
Shares issued as consideration (note 3)	–	–	1,450	23,641	–	–	–	–	1,450
Total transactions with shareholders	–	–	1,524	25,096	(1,046)	–	–	–	478
Balances, December 31, 2023	**71**	**111,152**	**1,921**	**418,869**	**9,839**	**(17)**	**(1,384)**	**10**	**10,440**

Year ended December 31, 2022	Class A Voting Shares		Class B Non-Voting Shares		Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
	Amount	Number of shares (000s)	Amount	Number of shares (000s)					
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	–	–	–	–	1,680	–	–	–	1,680
Other comprehensive income (loss):									
Defined benefit pension plans, net of tax	–	–	–	–	215	–	–	–	215
FVTOCI investments, net of tax	–	–	–	–	–	(302)	–	–	(302)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(1,033)	–	(1,033)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	10	10
Total other comprehensive income (loss)	–	–	–	–	215	(302)	(1,033)	10	(1,110)
Comprehensive income (loss) for the year	–	–	–	–	1,895	(302)	(1,033)	10	570
Reclassification to retained earnings for disposition of FVTOCI investments	–	–	–	–	19	(19)	–	–	–
Transactions with shareholders recorded directly in equity:									
Dividends declared	–	–	–	–	(1,010)	–	–	–	(1,010)
Share class exchange	–	(1)	–	1	–	–	–	–	–
Total transactions with shareholders	–	(1)	–	1	(1,010)	–	–	–	(1,010)
Balances, December 31, 2022	71	111,152	397	393,773	9,816	672	(872)	8	10,092

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2023	2022
Operating activities:			
Net income for the year		849	1,680
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	8, 9, 10	4,121	2,576
Program rights amortization	10	70	61
Finance costs	12	2,047	1,233
Income tax expense	14	517	609
Post-employment benefits contributions, net of expense	25	46	19
Losses from associates and joint ventures	20	412	31
Other		5	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		8,067	6,154
Change in net operating assets and liabilities	31	(627)	(152)
Income taxes paid		(439)	(455)
Interest paid, net		(1,780)	(1,054)
Cash provided by operating activities		5,221	4,493
Investing activities:			
Capital expenditures	8, 31	(3,934)	(3,075)
Additions to program rights	10	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets		(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	31	(16,215)	(9)
Other		25	68
Cash used in investing activities		(20,200)	(3,263)
Financing activities:			
Net (repayment of) proceeds received from short-term borrowings	21	(1,439)	707
Net issuance of long-term debt	23	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	19	492	(11)
Transaction costs incurred	23	(284)	(726)
Principal payments of lease liabilities	9	(370)	(316)
Dividends paid	26	(960)	(1,010)
Cash provided by financing activities		2,479	11,355
Change in cash and cash equivalents and restricted cash and cash equivalents		(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		13,300	715
Cash and cash equivalents and restricted cash and cash equivalents, end of period		800	13,300
Cash and cash equivalents		800	463
Restricted cash and cash equivalents	19	–	12,837
Cash and cash equivalents and restricted cash and cash equivalents, end of period		800	13,300

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2023, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries. Following the acquisition of Shaw Communications Inc. (Shaw) (see note 3), aspects of Cable were also operated by other wholly owned subsidiaries, including Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P.

See note 5 for more information about our reportable operating segments.

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense. The acquired Shaw business has substantially consistent fluctuations as our Cable business.

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Cable operating results are affected by modest seasonal fluctuations, typically caused by:
- university and college students who live in temporary residences:
  - moving out early in the second quarter and canceling their service; and
  - students moving in late in the third quarter and signing up for cable service;
- individuals temporarily suspending wireline service for extended vacations or seasonal relocations;
- individuals temporarily activating satellite services for second or vacation homes during the second and third quarter;
- the timing of service pricing changes; and
- the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:
- periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

- the Major League Baseball season, where:
  - games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
  - revenue related to game day ticket sales, merchandise sales, and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
  - programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
- the National Hockey League (NHL) season, where:
  - regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
  - programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
  - advertising revenue and programming expenses are concentrated when games are played, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 5, 2024.

NOTE 2: MATERIAL ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
- certain financial instruments as disclosed in note 19, including investments (which are also disclosed in note 20), which are measured at fair value;
- the net deferred pension liability, which is measured as described in note 25; and
- liabilities for stock-based compensation, which are measured at fair value as disclosed in note 27.

(b) BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
- monetary assets and liabilities—at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;

- non-monetary assets and liabilities, and related depreciation and amortization – at the historical exchange rates; and
- revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) GOVERNMENT GRANTS

We recognize government financial assistance when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. Assistance related to expenses is recognized as a reduction of the related expense; assistance related to assets is recognized as a reduction to the carrying amount of the asset. During the year ended December 31, 2023, we recognized $111 million (2022 – $43 million) in network capital expenditure-related government grants and received $59 million (2022 – $23 million) in cash.

During 2022, we signed an agreement with Canada Infrastructure Bank for a 30-year, $665 million senior unsecured non-revolving facility with a below-market interest rate (see note 23). In 2023, we amended the terms of the facility to, among other things, increase the limit to $815 million. The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan. We have not recognized a government grant liability related to this loan as at December 31, 2023 as we have not yet borrowed against this facility.

(e) ASSETS HELD FOR SALE

We classify non-current assets, or disposal groups consisting of assets and liabilities, as held-for-sale if it is highly probable their carrying amounts will be recovered primarily through a sale rather than through continued use. Assets, or disposal groups, classified as held-for-sale are measured at the lower of (i) their carrying amount and (ii) fair value less costs to sell. Once classified as held-for-sale, property, plant and equipment and finite-life intangible assets are no longer depreciated or amortized, respectively. Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made.

(f) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2023

We adopted the following IFRS amendments in 2023. They did not have a material effect on our consolidated financial statements.

- IFRS 17, *Insurance Contracts*, a replacement of IFRS 4, *Insurance Contracts*, that aims to provide consistency in the application of accounting for insurance contracts.
- Amendments to IAS 1, *Presentation of Financial Statements – Disclosure of Accounting Policies*, requiring entities to disclose material, instead of significant, accounting policy information. The accounting policies disclosed within these financial statements were not impacted by the adoption of these amendments.
- Amendments to IAS 8, *Accounting Policies – Changes in Accounting Estimates and Errors*, clarifying the definition of "accounting policies" and "accounting estimates".
- Amendments to IAS 12, *Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction*, narrowing the scope for exemption when recognizing deferred taxes.

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:

- Amendments to IFRS 16, *Leases – Lease Liability in a Sale and Leaseback*, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements – Classification of Liabilities as Current or Noncurrent*, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements– Non-current Liabilities with Covenants*, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants (January 1, 2024).
- Amendments to IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures – Supplier Finance Arrangements,* adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements (January 1, 2024).
- Amendments to IAS 21, *The Effects of Changes in Foreign Exchange Rates*, specifying how to assess whether a currency is exchangeable and how to determine a spot exchange rate if it is not (January 1, 2025).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, and we currently do not expect any material impacts.

(h) ADDITIONAL MATERIAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. The accounting policies applied in 2023 were consistent with those applied in 2022. Our material accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:

- information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;

- information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
- information on our material accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
3	Business Combinations	100	X	X	X
5	Reportable Segments	106	X		X
6	Revenue Recognition	107	X	X	X
8	Property, Plant and Equipment	111	X	X	X
9	Leases	113	X	X	X
10	Intangible Assets and Goodwill	114	X	X	X
11	Restructuring, Acquisition and Other	118	X		X
14	Income Taxes	119	X		X
15	Earnings Per Share	120	X		
16	Accounts Receivable	121	X		X
17	Inventories	121	X		
19	Financial Instruments	122	X	X	X
20	Investments	131	X	X	
22	Provisions	135	X	X	X
25	Post-Employment Benefits	140	X	X	
27	Stock-Based Compensation	145	X	X	
30	Commitments and Contingent Liabilities	148	X		X

NOTE 3: BUSINESS COMBINATIONS

ACCOUNTING POLICY

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

ESTIMATES

We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

JUDGMENTS

We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ACQUISITION OF SHAW COMMUNICATIONS INC.

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw (Shaw Transaction) for total consideration of $20.5 billion, consisting of:

- $19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
- approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:

- continued access to Shaw's "Go WiFi" hotspots for Freedom Mobile subscribers;
- roaming services on an incidental, non-permanent basis;
- wholesale mobile virtual network operator access services;
- third-party Internet access services; and
- certain backhaul, backbone, and other transport services.

As consideration for the above sale and long-term commercial arrangements, Quebecor paid $2.85 billion as adjusted pursuant to the terms of the divestiture agreement, resulting in net cash received of $2.15 billion after accounting for the Freedom debt assumed by Quebecor.

Rogers and Quebecor are providing each other with customary transition services as necessary to facilitate (i) the operation of the Freedom and Shaw Mobile businesses for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers were acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. As a result, the assumed senior notes now rank equally with RCI's other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval

On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), including:

- $1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
- $2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
- expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
- maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
- continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date. As at December 31, 2023, we were in compliance with these requirements.

The acquired Shaw business

The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products as at April 3, 2023, include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). The Shaw business we acquired has expanded our cable network footprint, allowing us to provide cable services in most provinces across the country.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

Purchase price allocation

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities as at April 3, 2023. Updates from the preliminary purchase price allocation primarily reflect revised fair values for (i) certain subclasses of network assets within property, plant and equipment ($539 million increase) and customer relationship intangible assets ($340 million decrease) and the resulting impact on deferred tax liabilities ($243 million increase), (ii) other current assets ($127 million increase), and (iii) goodwill ($119 million decrease).

(In millions of dollars)	Total
Cash consideration [1]	19,033
Issuance of 23.6 million Class B Non-Voting shares [2]	1,450
Fair value of consideration transferred	20,483
Net identifiable asset or liability:	
Accounts receivable (net of allowance for doubtful accounts of $31 million)	310
Other current assets [3]	2,448
Property, plant and equipment [4]	8,022
Intangible assets [5]	5,974
Investments	123
Other long-term assets [3]	48
Bank advances	(25)
Short-term borrowings [6]	(200)
Accounts payable and accrued liabilities	(545)
Other current liabilities	(33)
Contract liabilities [7]	(164)
Current portion of long-term debt [8]	(1,000)
Current portion of lease liabilities [9]	(59)
Provisions	(6)
Long-term debt [8]	(3,526)
Lease liabilities [9]	(268)
Other long-term liabilities [10]	(109)
Deferred tax liabilities [11]	(2,693)
Total fair value of identifiable net assets acquired	8,297
Goodwill [12]	12,186

[1] Includes $151 million of cash used to settle Shaw stock-based compensation programs.

[2] Recorded at fair value based on the market price of RCI Class B Non-Voting shares on the acquisition date.

[3] Consists of contract assets, inventories, prepaid expenses, and other assets as described in note 31.

[4] Includes land and buildings, cable networks, computer equipment and software, customer premise equipment, leasehold improvements, equipment and vehicles, and right-of-use assets. Property, plant and equipment (excluding land) are expected to be amortized over remaining useful lives of 1 to 36 years.

[5] Includes customer relationships, brand names, and other intangible assets. Intangible assets of $270 million, $5,314 million, and $390 million were allocated to our Wireless, Cable West (i.e. legacy Shaw), and Satellite cash-generating units (CGUs), respectively. Customer relationships, brand names, and other intangible assets are expected to be amortized over average useful lives of eight to fifteen years, three years, and fifteen years, respectively.

[6] Short-term borrowings were repaid in April 2023 (see note 21).

[7] Represents the fair value of the cost required to fulfill the related contractual obligations.

[8] Represents the notional principal value of Shaw's outstanding senior notes of $4,550 million and the fair value decrement of $24 million, which will be amortized into finance costs using the effective interest method over the respective remaining terms of the outstanding senior notes, representing a weighted average term to maturity of 9.7 years and weighted average interest rate of 4.7%.

[9] Represents the present value of future lease payments at the April 3, 2023 incremental borrowing rate of the consolidated company.

[10] Includes the fair value of the cost required to fulfill the related pension and post-employment obligations.

[11] Represents the net deferred income tax liability relating to the estimated fair values of assets acquired and liabilities assumed.

[12] Goodwill arises principally from the expected synergies following the integration of Shaw, and future growth of our combined business and customer base as a result of the acquisition. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $432 million, $11,675 million, and $79 million has been allocated to our Wireless, Cable (group), and Satellite CGUs, respectively.

Property, plant and equipment

The table below summarizes the property, plant and equipment acquired from Shaw on closing as at December 31, 2023.

(In millions of dollars)	Land and buildings	Cable networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 19)	Total property, plant and equipment
Acquired from business combination	308	5,926	370	640	78	99	273	7,694	328	8,022
Depreciation since April 3, 2023	7	695	80	166	27	10	–	985	68	1,053
Net carrying amount	301	5,231	290	474	51	89	273	6,709	260	6,969

Property, plant and equipment will be amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	1 to 36 years
Cable and wireless network	Straight-line	1 to 30 years
Computer equipment and software	Straight-line	1 to 10 years
Customer premise equipment	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	1 to 10 years
Right-of-use assets	Straight-line	Over remaining lease term

The valuation of the acquired property, plant and equipment, and particularly the long-lived fibre and access network assets, was complex and required significant estimation. This required considerable estimates in determining, for example, the size, length, age, and replacement cost of Shaw's network, including various underlying characteristics, such as type of network infrastructure (for example, fibre optic or coaxial cable), geography (rural or urban), and placement (aerial or underground). Each of these characteristics can have a significantly different cost to build or replace, and therefore fair value. Changes in any of these estimates and assumptions can also have a significant impact on the valuation of the acquired property, plant and equipment.

Property, plant and equipment (other than land and building) was primarily valued using a depreciated replacement cost approach, which required estimating the gross replacement cost of each asset (either through direct comparison to current prices or by applying inflationary factors to historical costs) and then applying a depreciation factor to reflect the age of the in-service asset.

Land and building assets were valued using an income approach (for buildings) and a direct market comparison approach (for the underlying land). This involved assessing comparable properties in the relevant markets to identify characteristics, such as vacancy rates and income capitalization rates, to apply to the valuation of each building. The land was valued by comparing to similar plots of land in the relevant markets.

Intangible assets
The table below summarizes the intangible assets acquired from Shaw on closing as at December 31, 2023.

(In millions of dollars)	Customer relationships	Brand names	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill
Acquired from business combination	5,880	75	19	**5,974**	12,186	**18,160**
Amortization since April 3, 2023	384	19	1	**404**	–	**404**
Net carrying amount	**5,496**	**56**	**18**	**5,570**	**12,186**	**17,756**

Customer relationships will be amortized over their estimated useful lives of eight to fifteen years. Brand names will be amortized over their estimated useful life of three years. Other intangible assets will be amortized over their estimated useful life of fifteen years.

The valuation of the acquired intangible assets, particularly customer relationships, required significant estimation and judgment. For customer relationships, we used the multi-period excess earnings method to estimate a value, which requires estimates to determine expected subscriber churn rates and the expected cash flow that would be provided by each subscriber, including an assessment of synergies to be realized. We also used judgment in selecting the appropriate discount rate to apply to the gross cash flows for each asset. Changes in any of these estimates and assumptions can also have a significant impact on the valuation of the acquired customer relationship assets.

Pro forma information
Revenue of approximately $3.2 billion and a net loss of approximately $200 million from the acquired Shaw operations are included in the consolidated statement of income from the date of acquisition. Our consolidated revenue and net income for the year ended December 31, 2023 would have been approximately $20.4 billion and $650 million, respectively, had the Shaw Transaction closed on January 1, 2023. These pro forma amounts reflect financing costs, depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

OTHER ACQUISITIONS
During the year ended December 31, 2023, we made two individually immaterial acquisitions, including:
- BAI Communications' Canadian operations (BAI Canada), in April 2023; and
- Comwave, a cable services reseller based in Ontario, in November 2023.

The acquired operations did not have a significant impact on our consolidated revenue or results of operations during the year ended December 31, 2023, nor would they have had a significant impact had both closed on January 1, 2023.

Purchase price allocations
The table below summarizes the aggregated purchase price allocations for these acquisitions.

(In millions of dollars)	Total
Cash consideration [1]	153
Fair value of consideration	153
Net identifiable asset or liability:	
Current assets	12
Property, plant and equipment	20
Intangible assets [2]	83
Accounts payable and accrued liabilities	(11)
Long-term liabilities	(3)
Deferred tax liabilities	(11)
Total fair value of identifiable net assets acquired	90
Goodwill [3]	63

[1] Includes $12 million of cash not yet paid that is subject to customary closing conditions.
[2] Primarily reflects customer relationships with estimated useful lives of 6 to 20 years.
[3] Goodwill arises principally from the expected synergies following these acquisitions and future growth of our combined businesses as a result of the acquisitions. Goodwill is not deductible for tax purposes.

NOTE 4: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as shareholders' equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents, restricted cash and cash equivalents, and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2023 and 2022. The capital requirements are not material to us as at December 31, 2023 or December 31, 2022.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the Shaw Transaction (see note 3) on April 3, 2023, our adjusted net debt increased due to the drawings on our $6 billion term loan facility (see note 23), the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales, and debt repayment, as applicable. As at December 31, 2023 and 2022, we met our objectives for these metrics.

(In millions of dollars, except ratios)	As at December 31 2023	As at December 31 2022
Adjusted net debt [1,2,3]	43,134	21,184
Divided by: trailing 12-month adjusted EBITDA	8,581	6,393
Debt leverage ratio	5.0	3.3

[1] For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[2] Effective in 2023, we amended our calculation of adjusted net debt such that we include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.

[3] For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

(In millions of dollars)	Note	Years ended December 31 2023	2022
Adjusted EBITDA	5	8,581	6,393
Deduct (add):			
Capital expenditures [1]	8, 31	3,934	3,075
Interest on borrowings, net and capitalized interest	12	1,794	1,090
Cash income taxes [2]		439	455
Free cash flow		2,414	1,773

[1] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

(In millions of dollars)	Note	Years ended December 31 2023	2022
Cash provided by operating activities		5,221	4,493
Add (deduct):			
Capital expenditures	8, 31	(3,934)	(3,075)
Interest on borrowings, net and capitalized interest	12	(1,794)	(1,090)
Interest paid, net		1,780	1,054
Restructuring, acquisition and other	11	685	310
Program rights amortization	10	(70)	(61)
Change in net operating assets and liabilities	31	627	152
Other adjustments [1]	13, 25	(101)	(10)
Free cash flow		2,414	1,773

[1] Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2023 and 2022, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our non-revolving credit facility (term loan facility) that had an initial credit limit of $6 billion (see note 19) related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is fully drawn. Our Canada Infrastructure Bank credit agreement (see note 23) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at December 31, 2023

(In millions of dollars)	Note	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents		800	–	–	–	**800**
Bank credit facilities [2]:						
Revolving	23	4,000	–	10	151	**3,839**
Non-revolving	21	500	–	–	–	**500**
Outstanding letters of credit	23	243	–	243	–	**–**
Receivables securitization [2]	21	2,400	1,600	–	–	**800**
Total		7,943	1,600	253	151	**5,939**

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2022

(In millions of dollars)	Note	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents		463	–	–	–	463
Bank credit facilities [2]:						
Revolving	23	4,000	–	8	215	3,777
Non-revolving	21	1,000	375	–	–	625
Outstanding letters of credit	23	75	–	75	–	–
Receivables securitization [2]	21	2,400	2,400	–	–	–
Total		7,938	2,775	83	215	4,865

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

NOTE 5: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS

Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2023 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue	6	10,222	7,005	2,335	(254)	19,308
Operating costs	7	5,236	3,231	2,258	2	10,727
Adjusted EBITDA		4,986	3,774	77	(256)	8,581
Depreciation and amortization	8, 9, 10					4,121
Restructuring, acquisition and other	11					685
Finance costs	12					2,047
Other expense	13					362
Income before income tax expense						1,366
Capital expenditures	8	1,625	1,865	250	194	3,934
Goodwill	10	1,634	13,677	969	–	16,280
Total assets		28,613	34,099	2,896	3,674	69,282

Year ended December 31, 2022 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue	6	9,197	4,071	2,277	(149)	15,396
Operating costs	7	4,728	2,013	2,208	54	9,003
Adjusted EBITDA		4,469	2,058	69	(203)	6,393
Depreciation and amortization	8, 9, 10					2,576
Restructuring, acquisition and other	11					310
Finance costs	12					1,233
Other income	13					(15)
Income before income tax expense						2,289
Capital expenditures	8	1,758	1,019	142	156	3,075
Goodwill	10	1,160	1,902	969	–	4,031
Total assets		26,298	8,040	2,693	18,624	55,655

NOTE 6: REVENUE

ACCOUNTING POLICY

Contracts with customers

We record revenue from contracts with customers in accordance with the five steps in IFRS 15, *Revenue from contracts with customers*, as follows:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price, which is the total consideration provided by the customer;
4. allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5. recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club's relative revenue, as well as other league distributions	In the applicable period, when the amount is determinable
Today's Shopping Choice and Toronto Blue Jays merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on contracts with significant financing components and on credit card receivables using the effective interest method in accordance with IFRS 9, *Financial Instruments*.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Holders of the Rogers Mastercard have the option to finance devices through Rogers Bank over 36-month or 48-month terms. Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 consecutive months.

ESTIMATES
We use estimates in the following key areas:
- determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
- determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS

We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

CONTRACT ASSETS

Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2023 and 2022.

(In millions of dollars)	Note	Years ended December 31 2023	2022
Balance, beginning of year		197	204
Additions from new contracts with customers, net of terminations and renewals		204	121
Contract assets acquired	3	35	–
Amortization of contract assets to accounts receivable		(160)	(128)
Balance, end of year		276	197
Current		163	111
Long-term		113	86
Balance, end of year		276	197

CONTRACT LIABILITIES

Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2023 and 2022.

(In millions of dollars)	Note	Years ended December 31 2023	2022
Balance, beginning of year		461	446
Contract liabilities assumed	3	164	–
Revenue deferred in previous year and recognized as revenue in current year		(574)	(397)
Net additions from contracts with customers		993	412
Balance, end of year		1,044	461
Current		773	400
Long-term		271	61
Balance, end of year		1,044	461

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2023 and 2022. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into net income within one year of the date of the financial statements) or other long-term assets.

(In millions of dollars)	Years ended December 31	
	2023	2022
Balance, beginning of year	374	312
Additions to deferred commission cost assets	492	363
Amortization recognized on deferred commission cost assets	(378)	(301)
Balance, end of year	488	374
Current	341	265
Long-term	147	109
Balance, end of year	488	374

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2023. The unsatisfied portion of the transaction price of the performance obligations relates primarily to monthly services; we expect to recognize it substantially over the next three to five years.

(In millions of dollars)	2024	2025	2026	Thereafter	Total
Telecommunications service	4,290	1,877	412	593	7,172

We have elected to utilize the following practical expedients and not disclose:

- the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
- the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

(In millions of dollars)	Years ended December 31	
	2023	2022
Wireless		
Service revenue	7,802	7,131
Equipment revenue	2,420	2,066
Total Wireless	10,222	9,197
Cable		
Service revenue	6,962	4,046
Equipment revenue	43	25
Total Cable	7,005	4,071
Total Media	2,335	2,277
Corporate items and intercompany eliminations	(254)	(149)
Total revenue	19,308	15,396
Total service revenue	16,845	13,305
Total equipment revenue	2,463	2,091
Total revenue	19,308	15,396

NOTE 7: OPERATING COSTS

(In millions of dollars)	Note	Years ended December 31	
		2023	2022
Cost of equipment sales	17	2,451	2,141
Merchandise for resale	17	217	235
Other external purchases		5,606	4,401
Employee salaries, benefits, and stock-based compensation		2,453	2,226
Total operating costs		10,727	9,003

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

The following accounting policy applies to property, plant and equipment excluding right-of-use assets. Our accounting policy for right-of-use assets is included in note 9.

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

- the cost of materials and direct labour;
- costs directly associated with bringing the assets to a working condition for their intended use;
- expected costs of decommissioning the items and restoring the sites on which they are located (see note 22); and
- borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge

See "Impairment Testing" in note 10 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 10 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

DETAILS OF PROPERTY, PLANT AND EQUIPMENT

The tables below summarize our property, plant and equipment as at December 31, 2023 and 2022.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment
Cost										
As at January 1, 2023	1,283	23,110	6,992	2,097	711	1,312	1,706	**37,211**	2,928	**40,139**
Additions and transfers	108	2,377	868	259	39	106	285	**4,042**	751	**4,793**
Acquisitions from business combinations (note 3)	308	5,946	370	640	78	99	273	**7,714**	328	**8,042**
Disposals and other	(252)	(934)	(299)	7	(11)	(66)	–	**(1,555)**	(263)	**(1,818)**
As at December 31, 2023	**1,447**	**30,499**	**7,931**	**3,003**	**817**	**1,451**	**2,264**	**47,412**	**3,744**	**51,156**
Accumulated depreciation										
As at January 1, 2023	567	14,949	5,079	1,748	390	955	–	**23,688**	877	**24,565**
Depreciation	55	1,918	810	402	66	80	–	**3,331**	371	**3,702**
Disposals and other	(148)	(827)	(299)	(77)	(9)	(18)	–	**(1,378)**	(65)	**(1,443)**
As at December 31, 2023	**474**	**16,040**	**5,590**	**2,073**	**447**	**1,017**	–	**25,641**	**1,183**	**26,824**
Net carrying amount										
As at January 1, 2023	716	8,161	1,913	349	321	357	1,706	**13,523**	2,051	**15,574**
As at December 31, 2023	**973**	**14,459**	**2,341**	**930**	**370**	**434**	**2,264**	**21,771**	**2,561**	**24,332**

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment
Cost										
As at January 1, 2022	1,241	22,307	6,607	1,955	680	1,253	1,330	**35,373**	2,626	**37,999**
Additions and transfers	44	1,657	729	165	34	70	376	**3,075**	451	**3,526**
Acquisitions from business combinations	–	10	–	–	–	–	–	**10**	–	**10**
Disposals and other	(2)	(864)	(344)	(23)	(3)	(11)	–	**(1,247)**	(149)	**(1,396)**
As at December 31, 2022	1,283	23,110	6,992	2,097	711	1,312	1,706	**37,211**	2,928	**40,139**
Accumulated depreciation										
As at January 1, 2022	531	14,642	4,682	1,604	353	880	–	**22,692**	641	**23,333**
Depreciation	36	1,170	739	210	40	86	–	**2,281**	274	**2,555**
Disposals and other	–	(863)	(342)	(66)	(3)	(11)	–	**(1,285)**	(38)	**(1,323)**
As at December 31, 2022	567	14,949	5,079	1,748	390	955	–	**23,688**	877	**24,565**
Net carrying amount										
As at January 1, 2022	710	7,665	1,925	351	327	373	1,330	**12,681**	1,985	**14,666**
As at December 31, 2022	716	8,161	1,913	349	321	357	1,706	**13,523**	2,051	**15,574**

During 2023, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.8% (2022 – 4.3%).

Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2023, this resulted in an adjustment to cost and accumulated depreciation of $1,167 million (2022 – $1,209 million). The disposals had nil impact on the Consolidated Statements of Income.

ASSETS HELD FOR SALE

As at December 31, 2023, we have classified certain land and building assets with a net book value totaling $137 million as "assets held for sale" on our Consolidated Statement of Financial Position. The assets are held as "Corporate" assets. We expect to complete the sales of these assets during 2024.

NOTE 9: LEASES

ACCOUNTING POLICY

At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

- the contract involves the use of an identified asset;
- we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
- we have the right to direct the use of the asset.

LESSEE ACCOUNTING

We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

- the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
- any initial direct costs incurred; and
- an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
- any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

- the non-cancellable period of the lease;
- periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
- periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or rate;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis.

ESTIMATES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

Lessee

We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor

We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

LEASE LIABILITIES

We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to twenty years. Variable lease payments during 2023 were $26 million (2022 – $20 million).

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2023. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $591 million as at December 31, 2023 (2022 – $400 million).

		Years ended December 31	
(In millions of dollars)	Note	**2023**	2022
Lease liabilities, beginning of year		**2,028**	1,957
Net additions		**600**	383
Lease liabilities assumed	3	**327**	–
Interest expense on lease liabilities		**111**	80
Interest payments on lease liabilities		**(103)**	(76)
Principal payments of lease liabilities		**(370)**	(316)
Lease liabilities, end of year		**2,593**	2,028
Current liability		**504**	362
Long-term liability		**2,089**	1,666
Lease liabilities		**2,593**	2,028

NOTE 10: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
- its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
- any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and the Rogers and Fido brand names.

Finite useful lives

We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 20 years
Brand names (Shaw)	3 years
Other intangible assets	15 to 20 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets" on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:
- fair value less costs to sell; and
- value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES
We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
- future cash flows;
- terminal growth rates; and
- discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
- analyzing discounted cash flows—we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
- using a market approach—we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. For example, in Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

DETAILS OF INTANGIBLE ASSETS

The tables below summarize our intangible assets as at December 31, 2023 and 2022.

(In millions of dollars)	Indefinite-life			Finite-life						
	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost										
As at January 1, 2023	11,714	330	420	1,674	189	–	–	**14,327**	4,252	**18,579**
Accumulated impairment losses	–	(99)	(14)	–	(5)	–	–	**(118)**	(221)	**(339)**
Cost, net of impairment losses	11,714	231	406	1,674	184	–	–	**14,209**	4,031	**18,240**
Additions	3	–	–	–	74	–	–	**77**	–	**77**
Acquisitions from business combinations (note 3)	–	–	–	5,930	–	75	52	**6,057**	12,249	**18,306**
Disposals and other [1]	–	–	–	–	(63)	–	–	**(63)**	–	**(63)**
As at December 31, 2023	**11,717**	**231**	**406**	**7,604**	**195**	**75**	**52**	**20,280**	**16,280**	**36,560**
Accumulated amortization										
As at January 1, 2023	–	–	270	1,627	61	–	–	**1,958**	–	**1,958**
Amortization [2]	–	–	–	398	70	19	2	**489**	–	**489**
Disposals and other [1]	–	–	–	–	(63)	–	–	**(63)**	–	**(63)**
As at December 31, 2023	**–**	**–**	**270**	**2,025**	**68**	**19**	**2**	**2,384**	**–**	**2,384**
Net carrying amount										
As at January 1, 2023	11,714	231	136	47	123	–	–	**12,251**	4,031	**16,282**
As at December 31, 2023	**11,717**	**231**	**136**	**5,579**	**127**	**56**	**50**	**17,896**	**16,280**	**34,176**

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $489 million of total amortization, $70 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $419 million in "depreciation and amortization" on the Consolidated Statements of Income.

(In millions of dollars)	Indefinite-life			Finite-life				Total intangible assets and goodwill
	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	
Cost								
As at January 1, 2022	11,714	330	420	1,669	210	**14,343**	4,245	**18,588**
Accumulated impairment losses	–	(99)	(14)	–	(5)	**(118)**	(221)	**(339)**
Cost, net of impairment losses	11,714	231	406	1,669	205	**14,225**	4,024	**18,249**
Additions	–	–	–	5	47	**52**	7	**59**
Disposals and other [1]	–	–	–	–	(68)	**(68)**	–	**(68)**
As at December 31, 2022	11,714	231	406	1,674	184	**14,209**	4,031	**18,240**
Accumulated amortization								
As at January 1, 2022	–	–	270	1,606	68	**1,944**	–	**1,944**
Amortization [2]	–	–	–	21	61	**82**	–	**82**
Disposals and other [1]	–	–	–	–	(68)	**(68)**	–	**(68)**
As at December 31, 2022	–	–	270	1,627	61	**1,958**	–	**1,958**
Net carrying amount								
As at January 1, 2022	11,714	231	136	63	137	**12,281**	4,024	**16,305**
As at December 31, 2022	11,714	231	136	47	123	**12,251**	4,031	**16,282**

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $82 million of total amortization, $61 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $21 million in "depreciation and amortization" on the Consolidated Statements of Income.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, significantly correspond to our operating segments as disclosed in note 5. Our Cable operating segment as disclosed in note 5 is composed of our Cable East (legacy Rogers) and Cable West (legacy Shaw) CGUs (collectively the "Cable group" in the table below) and our Satellite CGU.

Below is an overview of the methods and key assumptions we used in 2023, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)						
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,634	11,851	Value in use	5	2.0	8.5
Cable group	13,598	–	Value in use	5	1.0	7.9
Media group	969	232	Fair value less cost to sell	5	2.0	13.2

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2023 or 2022 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 11: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY

We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses.

JUDGMENTS

We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

RESTRUCTURING, ACQUISITION AND OTHER COSTS

(In millions of dollars)	Note	Years ended December 31	
		2023	2022
Restructuring and other		365	118
Shaw Transaction-related costs	3	320	192
Total restructuring, acquisition and other		685	310

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which in 2023, also included costs associated with a voluntary departure program. These costs also included costs related to real estate rationalization programs.

NOTE 12: FINANCE COSTS

(In millions of dollars)	Note	Years ended December 31	
		2023	2022
Total interest on borrowings [1]	23	1,981	1,354
Interest earned on restricted cash and cash equivalents		(149)	(235)
Interest on borrowings, net		1,832	1,119
Interest on lease liabilities	9	111	80
Interest on post-employment benefits	25	(13)	(1)
(Gain) loss on foreign exchange		(111)	127
Change in fair value of derivative instruments		108	(126)
Capitalized interest		(38)	(29)
Deferred transaction costs and other		158	63
Total finance costs		2,047	1,233

[1] Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $111 million in net foreign exchange gains in 2023 (2022 – $127 million in net losses). These gains were primarily attributed to our $6 billion term loan facility (see note 23) and our US CP program borrowings (see note 19).

These foreign exchange gains were offset by the $108 million loss related to the change in fair value of derivatives (2022 – $126 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 13: OTHER EXPENSE (INCOME)

(In millions of dollars)	Note	Years ended December 31	
		2023	2022
Losses from associates and joint ventures	20	412	31
Other investment income		(50)	(46)
Total other expense (income)		362	(15)

NOTE 14: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
- the same taxable entity; or
- different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Current tax expense:		
Current taxes	**327**	325
Total current tax expense	**327**	325
Deferred tax expense:		
Origination of temporary differences	**138**	284
Change in tax rate	**52**	–
Total deferred tax expense	**190**	284
Total income tax expense	**517**	609

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31	
(In millions of dollars, except tax rates)	**2023**	2022
Statutory income tax rate	**26.2%**	26.5%
Income before income tax expense	**1,366**	2,289
Computed income tax expense	**358**	607
Increase (decrease) in income tax expense resulting from:		
Non-deductible stock-based compensation	**9**	10
Non-deductible (taxable) portion of equity losses (income)	**(1)**	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	**52**	–
Non-taxable portion of capital gains	**(1)**	(5)
Non-taxable income from security investments	**(16)**	(12)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	**111**	–
Other	**5**	–
Total income tax expense	**517**	609
Effective income tax rate	**37.8%**	26.6%

DEFERRED TAX ASSETS AND LIABILITIES

Below is a summary of the movement of net deferred tax assets and liabilities during 2023 and 2022.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total
December 31, 2022	(2,149)	(1,754)	(89)	458	(87)	(31)	(3,652)
(Expense) recovery in net income	(95)	(89)	35	14	(36)	(19)	(190)
Recovery in other comprehensive income	–	–	52	–	–	115	167
Acquisitions	(1,265)	(1,473)	–	82	–	(48)	(2,704)
December 31, 2023	**(3,509)**	**(3,316)**	**(2)**	**554**	**(123)**	**17**	**(6,379)**

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total
December 31, 2021	(2,025)	(1,578)	(135)	449	(124)	(26)	(3,439)
(Expense) recovery in net income	(124)	(175)	(1)	9	37	(30)	(284)
Recovery in other comprehensive income	–	–	47	–	–	24	71
Acquisitions	–	(1)	–	–	–	1	–
December 31, 2022	(2,149)	(1,754)	(89)	458	(87)	(31)	(3,652)

We have not recognized deferred tax assets for the following items:

	As at December 31	
(In millions of dollars)	**2023**	2022
Realized capital losses in Canada that can be applied against future capital gains	**73**	73
Unrealized capital losses on debt and derivative instruments	**926**	282
Tax losses in foreign jurisdictions [1]	**71**	73
Deductible temporary differences in foreign jurisdictions	**41**	13
Total unrecognized temporary differences	**1,111**	441

[1] $42 million of the tax losses in foreign jurisdictions expire between 2024 and 2037, the remaining $29 million can be carried forward indefinitely.

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 15: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EARNINGS PER SHARE CALCULATION

(In millions of dollars, except per share amounts)	Years ended December 31	
	2023	2022
Numerator (basic) – Net income for the year	**849**	1,680
Denominator – Number of shares (in millions):		
Weighted average number of shares outstanding—basic	**523**	505
Effect of dilutive securities (in millions):		
Employee stock options and restricted share units	**1**	1
Weighted average number of shares outstanding—diluted	**524**	506
Earnings per share:		
Basic	**$1.62**	$ 3.33
Diluted	**$1.62**	$ 3.32

For the years ended December 31, 2023 and 2022, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2023 was reduced by $2 million (2022 – $2 million) in the diluted earnings per share calculation.

For the year ended December 31, 2023, there were 8,742,224 options out of the money (2022—7,806,315) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 16: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

ACCOUNTS RECEIVABLE BY TYPE

(In millions of dollars)	Note	As at December 31 2023	2022
Customer accounts receivable		5,236	4,417
Other accounts receivable		1,072	835
Allowance for doubtful accounts	19	(211)	(182)
Total accounts receivable		6,097	5,070
Current		4,996	4,184
Long-term		1,101	886
Total accounts receivable		6,097	5,070

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Below is a breakdown of our financing receivable balances.

(In millions of dollars)	As at December 31 2023	2022
Current financing receivables	2,111	1,922
Long-term financing receivables	1,101	886
Total financing receivables	3,212	2,808

NOTE 17: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

(In millions of dollars)	As at December 31 2023	2022
Wireless devices and accessories	361	357
Other finished goods and merchandise	95	81
Total inventories	456	438

Cost of equipment sales and merchandise for resale includes $2,668 million of inventory costs for 2023 (2022 – $2,376 million).

NOTE 18: OTHER CURRENT ASSETS

(In millions of dollars)	Note	As at December 31 2023	2022
Prepaid expenses		321	221
Current portion of deferred commission costs	6	341	265
Income tax receivable		274	14
Other		266	61
Total other current assets		1,202	561

NOTE 19: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, restricted cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets	
Cash and cash equivalents	Amortized cost
Restricted cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]
Financial liabilities	
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost
Derivatives [2]	
Debt derivatives [3]	FVTOCI and FVTPL
Interest rate derivatives	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1] Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.

[2] Derivatives can be in an asset or liability position at a point in time historically or in the future.

[3] Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. All debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI, with the exception of the debt derivatives related to our US dollar-denominated notes due 2025, which are not designated as hedges for accounting purposes.

[4] Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements
		Forward cross-currency interest rate exchange agreements
		Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
		Interest rate swap agreements
		Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year from the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

- *contract assets* - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 6);
- *accounts receivable* – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16);
- *financing receivables* – we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16); and
- *investments measured at FVTOCI* – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

We make estimates when determining the credit losses we expect to recognize on an asset while taking into account whether we use a twelve-month period or the asset's lifetime.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

FINANCIAL RISKS

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets	
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange
Financial liabilities	
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange
Derivatives [1]	
Debt derivatives	Credit, liquidity, and foreign exchange
Interest rate derivatives	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1] Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable and financing receivables

We measure our allowance for doubtful accounts related to our accounts receivable and financing receivables using lifetime expected credit losses. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable and financing receivables. As at December 31, 2023, $626 million (2022 – $513 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31	
(In millions of dollars)	**2023**	2022
Customer accounts receivable		
Unbilled financing receivables	**3,212**	2,808
Less than 30 days past billing date	**1,270**	977
30-60 days past billing date	**324**	236
61-90 days past billing date	**118**	111
Greater than 90 days past billing date	**101**	103
Total customer accounts receivable (net of allowances of $211 and $182, respectively)	**5,025**	4,235
Total contract assets (net of allowances of $2 and $2, respectively)	**276**	197
Total customer accounts receivable and contract assets	**5,301**	4,432

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

	Years ended December 31		
(In millions of dollars)	*Note*	**2023**	2022
Balance, beginning of year		**184**	243
Allowance for doubtful accounts expense [1]		**176**	87
Acquired in business combination	3	**31**	–
Net use		**(178)**	(146)
Balance, end of year		**213**	184

[1] Includes a $60 million reversal in 2022 of the remaining incremental $90 million COVID-19-related allowance for doubtful accounts recognized in 2020.

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments

Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 4). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2023 and 2022.

December 31, 2023 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	1,750	1,750	1,750	–	–	–
Accounts payable and accrued liabilities	4,221	4,221	4,221	–	–	–
Long-term debt [1]	40,855	41,895	1,100	8,607	8,351	23,837
Lease liabilities	2,593	3,283	504	1,002	405	1,372
Other long-term financial liabilities	49	49	1	2	42	4
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	2,187	1,591	596	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(2,182)	(1,587)	(595)	–	–
Equity derivative instruments	–	(48)	(48)	–	–	–
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	19,051	228	3,197	2,625	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(19,980)	(228)	(3,154)	(2,711)	(13,887)
Debt derivative instruments not accounted for as hedges:						
Cash outflow (Canadian dollar)	–	4,538	4,538	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(4,437)	(4,437)	–	–	–
Net carrying amount of derivatives liability	538					
	50,006	50,327	7,633	9,655	8,712	24,327

[1] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2022 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,985	2,985	2,985	–	–	–
Accounts payable and accrued liabilities	3,722	3,722	3,722	–	–	–
Long-term debt [1]	31,733	32,855	1,828	4,152	6,954	19,921
Lease liabilities	2,028	2,616	362	716	320	1,218
Other long-term financial liabilities	10	10	–	3	2	5
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	1,200	1,200	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,300)	(1,300)	–	–	–
Equity derivative instruments	–	(54)	(54)	–	–	–
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	20,221	1,543	2,382	3,295	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(22,131)	(1,986)	(2,470)	(3,454)	(14,221)
Debt derivative instruments not accounted for as hedges:						
Cash outflow (Canadian dollar)	–	215	215	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(215)	(215)	–	–	–
Net carrying amount of derivatives (asset)	(1,136)					
	39,342	40,124	8,300	4,783	7,117	19,924

[1] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2023 and 2022.

December 31, 2023 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	2,049	3,784	2,608	14,201

December 31, 2022 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	1,503	2,639	2,163	13,345

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our share price, will affect our income, cash flows, or the value of our financial instruments.

Market price risk – Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2023, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2023.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and term loan facility. As at

December 31, 2023, 85.6% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2022 – 91.2%).

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2023 and 2022 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

(Change in millions of dollars)	Net income 2023	2022	Other comprehensive income 2023	2022
Share price of publicly traded investments				
$1 change	–	–	–	17
Expenditure derivatives – change in foreign exchange rate				
$0.01 change in Cdn$ relative to US$	–	–	9	7
Short-term borrowings				
1% change in interest rates	13	22	–	–
Bank credit facilities (floating)				
1% change in interest rates	32	–	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2023 and 2022, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net (liability) asset position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

(In millions of dollars, except exchange rates)	As at December 31, 2023					
	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:						
As assets	4,557	1.1583	5,278	599	29	570
As liabilities	10,550	1.3055	13,773	(1,069)	(26)	(1,043)
Short-term debt derivatives not accounted for as hedges:						
As liabilities	3,354	1.3526	4,537	(101)	(101)	–
Net mark-to-market debt derivative liability				(571)	(98)	(473)
Expenditure derivatives accounted for as cash flow hedges:						
As assets	600	1.3147	789	4	3	1
As liabilities	1,050	1.3315	1,398	(19)	(7)	(12)
Net mark-to-market expenditure derivative liability				(15)	(4)	(11)
Equity derivatives not accounted for as hedges:						
As assets	–	–	324	48	48	–
Net mark-to-market equity derivative asset				48	48	–
Net mark-to-market liability				(538)	(54)	(484)

Below is a summary of the net cash proceeds on debt derivatives and forward contracts.

(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
			As at December 31, 2022			
Debt derivatives accounted for as cash flow hedges:						
As assets	7,834	1.1718	9,180	1,330	469	861
As liabilities	7,491	1.3000	9,738	(414)	(16)	(398)
Short-term debt derivatives not accounted for as hedges:						
As assets	1,173	1.2930	1,517	72	72	–
Net mark-to-market debt derivative asset				988	525	463
Expenditure derivatives accounted for as cash flow hedges:						
As assets	960	1.2500	1,200	94	94	–
Net mark-to-market expenditure derivative asset				94	94	–
Equity derivatives not accounted for as hedges:						
As assets	–	–	295	54	54	–
Net mark-to-market asset				1,136	673	463

(In millions of dollars)	2023	2022
	Years ended December 31	
Proceeds on debt derivatives related to US commercial paper	2,486	9,522
Proceeds on debt derivatives related to credit facility borrowings	47,126	507
Proceeds on debt derivatives related to senior notes	3,232	987
Total proceeds on debt derivatives	52,844	11,016
Payments on debt derivatives related to US commercial paper	(2,506)	(9,458)
Payments on debt derivatives related to credit facility borrowings	(47,136)	(498)
Payments on debt derivatives related to senior notes	(2,710)	(1,019)
Total payments on debt derivatives	(52,352)	(10,975)
Net proceeds on settlement of debt derivatives	492	41
Proceeds on Canadian dollar-denominated interest rate derivatives	–	113
Payments on US dollar-denominated Interest rate derivatives	–	(165)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	492	(11)

Below is a summary of the changes in fair value of our derivative instruments for 2023 and 2022.

Year ended December 31, 2023 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	916	72	94	54	1,136
Proceeds received from settlement of derivatives	(3,232)	(49,612)	(1,297)	–	(54,141)
Payment on derivatives settled	2,710	49,642	1,479	–	53,831
Decrease in fair value of derivatives	(864)	(203)	(291)	(6)	(1,364)
Derivative instruments, end of year	(470)	(101)	(15)	48	(538)
Mark-to-market asset	599	–	4	48	651
Mark-to-market liability	(1,069)	(101)	(19)	–	(1,189)
Mark-to-market (liability) asset	(470)	(101)	(15)	48	(538)

Year ended December 31, 2022 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,110	11	(243)	(19)	36	895
Proceeds received from settlement of derivatives	(987)	(10,029)	(112)	(1,248)	–	(12,376)
Payment on derivatives settled	1,019	9,956	165	1,239	–	12,379
(Decrease) increase in fair value of derivatives	(226)	134	190	122	18	238
Derivative instruments, end of year	916	72	–	94	54	1,136
Mark-to-market asset	1,330	72	–	94	54	1,550
Mark-to-market liability	(414)	–	–	–	–	(414)
Mark-to-market asset	916	72	–	94	54	1,136

Debt derivatives

We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings (see note 21). We typically designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

During 2023 and 2022, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2023			Year ended December 31, 2022		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities						
Debt derivatives entered	38,205	1.348	51,517	–	–	–
Debt derivatives settled	34,964	1.348	47,126	400	1.268	507
Net cash (paid) received on settlement			(10)			9
US commercial paper program						
Debt derivatives entered	1,803	1.357	2,447	6,745	1.302	8,781
Debt derivatives settled	1,848	1.345	2,486	7,292	1.306	9,522
Net cash (paid) received on settlement			(20)			64

We did not enter into any debt derivatives related to senior notes issued in 2023. In 2022, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued (see note 23). Below is a summary of the debt derivatives we entered to hedge senior and subordinated notes issued during 2022.

(In millions of dollars, except for coupon and interest rates)		US$		Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2022 issuances					
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

[2] The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in a repayment of $877 million, net of $288 million received on settlement of the associated debt derivatives.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at December 31, 2023, we had US$14,750 million (2022 – US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.259/US$ (December 31, 2022 – $1.233/US$).

During the year ended December 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2023 and 2022, we had no forward starting cross-currency swaps outstanding.

During 2023 and 2022, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2023			Year ended December 31, 2022		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	**274**	**1.336**	**366**	156	1.321	206
Debt derivatives settled	**142**	**1.310**	**186**	124	1.306	162

As at December 31, 2023, we had US$357 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2022 – US$225 million) with terms to maturity ranging from January 2024 to December 2026 (2022 – January 2023 to December 2025), at an average rate of $1.329/US$ (2022 – $1.306/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022 (see note 23), we terminated $950 million

of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022 (see note 23), we terminated:
- US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
- $500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2023 and 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2023 and 2022 to manage foreign exchange risk related to certain forecast expenditures.

(In millions of dollars, except exchange rates)	Year ended December 31, 2023			Year ended December 31, 2022		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	**1,650**	**1.325**	**2,187**	852	1.251	1,066
Expenditure derivatives acquired	**212**	**1.330**	**282**	–	–	–
Expenditure derivatives settled	**1,172**	**1.262**	**1,479**	960	1.291	1,239

As at December 31, 2023, we had US$1,650 million of expenditure derivatives outstanding (2022 – US$960 million), at an average rate of $1.325/US$ (2022 – $1.250/US$), with terms to maturity ranging from January 2024 to December 2025 (2022 – January 2023 to December 2023).

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 27). The equity derivatives have terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

During the year ended December 31, 2023, we entered into 0.5 million equity derivatives (2022 – 0.5 million) with a weighted average price of $58.14 (2022 – $59.18) as a result of the issuance of performance RSUs in 2023.

As at December 31, 2023, we had equity derivatives outstanding for 6.0 million (2022 – 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (2022 – $53.65).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Below is a summary of the financial instruments carried at fair value.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
- financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
- financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
- Level 3 valuations are based on inputs that are not based on observable market data.

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2023 or 2022.

| | | | | | | | As at December 31 | |
| | Carrying value | | Fair value (Level 1) | | Fair value (Level 2) | | Fair value (Level 3) | |
(In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022
Financial assets								
Investments, measured at FVTOCI:								
Investments in publicly traded companies	–	1,200	–	1,200	–	–	–	–
Investments in private companies	118	53	–	–	–	–	118	53
Held-for-trading:								
Debt derivatives accounted for as cash flow hedges	599	1,330	–	–	599	1,330	–	–
Debt derivatives not accounted for as hedges	–	72	–	–	–	72	–	–
Expenditure derivatives accounted for as cash flow hedges	4	94	–	–	4	94	–	–
Equity derivatives not accounted for as hedges	48	54	–	–	48	54	–	–
Total financial assets	769	2,803	–	1,200	651	1,550	118	53
Financial liabilities								
Long-term debt (including current portion)	40,855	31,733	–	–	39,001	29,355	–	–
Held-for-trading:								
Debt derivatives accounted for as cash flow hedges	1,069	414	–	–	1,069	414	–	–
Debt derivatives not accounted for as hedges	101	–	–	–	101	–	–	–
Expenditure derivatives accounted for as cash flow hedges	19	–	–	–	19	–	–	–
Total financial liabilities	42,044	32,147	–	–	40,190	29,769	–	–

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2023 and 2022.

NOTE 20: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:
- publicly traded companies – at fair value based on publicly quoted prices; and
- private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
- joint ventures – when we have the rights to the net assets of the arrangement; and
- joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

ESTIMATES
Significant estimates are required in determining the fair value of one of our joint ventures' obligations to purchase at fair value the non-controlling interest in one of its investments.

INVESTMENTS BY TYPE

	As at December 31	
(In millions of dollars)	**2023**	2022
Investments in:		
Publicly traded companies	**–**	1,200
Private companies	**118**	53
Investments, measured at FVTOCI	**118**	1,253
Investments, associates and joint ventures	**480**	835
Total investments	**598**	2,088

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Publicly traded companies
In December, 2023, we sold our interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec. This year, we recognized realized gains of $261 million and unrealized losses of nil (2022 – nil of realized losses and $381 million of unrealized losses) in other comprehensive income. As we had disposed of our entire interest in these two entities, we reclassified $367 million of gains, net of income taxes, within accumulated other comprehensive income from our FVTOCI investment reserve into retained earnings.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31	
(In millions of dollars)	**2023**	2022
Current assets	**581**	657
Long-term assets	**3,423**	3,187
Current liabilities	**(1,109)**	(1,559)
Long-term liabilities	**(2,456)**	(715)
Total net assets	**439**	1,570
Our share of net assets	**290**	831
Revenue	**2,546**	2,248
Expenses	**(3,710)**	(2,323)
Net loss	**(1,164)**	(75)
Our share of net loss	**(589)**	(31)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During year ended December 31, 2023, we recognized a $422 million loss in other expense (income) related to our share of a change in the fair value of that obligation. As a result of the loss, the balance of this investment has been reduced to nil and we have an unrecognized loss related to that investment as at December 31, 2023 of $186 million, which is reflected in "our share of net assets" and "our share of net loss" in the table above.

NOTE 21: SHORT-TERM BORROWINGS

	As at December 31	
(In millions of dollars)	**2023**	2022
Receivables securitization program	**1,600**	2,400
US commercial paper program (net of the discount on issuance)	**150**	214
Non-revolving credit facility borrowings	**–**	371
Total short-term borrowings	**1,750**	2,985

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			–			1,600
Repayment of receivables securitization			(1,000)			–
Net (repayment of) proceeds received from receivables securitization			(1,000)			1,600
Proceeds received from US commercial paper	1,803	1.357	2,447	6,745	1.302	8,781
Repayment of US commercial paper	(1,858)	1.345	(2,499)	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			(52)			(756)
Proceeds received from non-revolving credit facilities (Cdn$)			375			865
Proceeds received from non-revolving credit facilities (US$)	2,125	1.349	2,866	–	–	–
Total proceeds received from non-revolving credit facilities			3,241			865
Repayment of non-revolving credit facilities (Cdn$)			(758)			(495)
Repayment of non-revolving credit facilities (US$)	(2,125)	1.351	(2,870)	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			(3,628)			(1,002)
Net repayment of non-revolving credit facilities			(387)			(137)
Net (repayment of) proceeds received from short-term borrowings			(1,439)			707

RECEIVABLES SECURITIZATION PROGRAM

We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain receivables into the program.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "net (repayment of) proceeds received from receivables securitization" above.

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of June 26, 2026. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

	As at December 31	
(In millions of dollars)	2023	2022
Receivables sold to buyer as security	3,178	2,914
Short-term borrowings from buyer	(1,600)	(2,400)
Overcollateralization	1,578	514

		Years ended December 31	
(In millions of dollars)	Note	2023	2022
Receivables securitization program, beginning of year		2,400	800
Receivables securitization program assumed	3	200	–
Net (repayment of) proceeds received from receivables securitization		(1,000)	1,600
Receivables securitization program, end of year		1,600	2,400

US COMMERCIAL PAPER PROGRAM

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	158	1.354	214	704	1.268	893
Net repayment of US commercial paper	(55)	n/m	(52)	(558)	1.355	(756)
Discounts on issuance [1]	10	1.400	14	12	1.250	15
(Gain) loss on foreign exchange [1]			(26)			62
US commercial paper, end of year	113	1.327	150	158	1.354	214

n/m – not meaningful

[1] Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 19). We have not designated these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITIES

In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. The remaining facility can be drawn until June 2024 and will mature one year after we draw. Any drawings on this facility will be recognized as short-term borrowings on our Consolidated Statements of Financial Position. Borrowings under this facility will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all of our other credit facilities and senior notes and debentures. We have not yet drawn on this facility.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it was drawn. Any borrowings under these facilities were recorded as "short-term borrowings" as they were due within 12 months. Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our senior notes and debentures.

In December 2022, we borrowed $375 million and in the first quarter of 2023, we borrowed US$459 million such that we were fully drawn on the facilities. In September and October 2023, we repaid and terminated all the facilities.

Below is a summary of the activity relating to our non-revolving credit facilities for the year ended December 31, 2023 and year ended December 31, 2022.

	Years ended December 31	
(In millions of dollars)	2023	2022
Non-revolving credit facility, beginning of year	371	507
Net repayment of non-revolving credit facilities	(387)	(137)
Discounts on issuance [1]	12	–
Loss on foreign exchange [1]	4	1
Non-revolving credit facility, end of year	–	371

[1] Included in "finance costs".

NOTE 22: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 11).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning liabilities	Other	Total
December 31, 2022	56	13	69
Additions	–	5	5
Provisions assumed (note 3)	6	–	6
Adjustments to existing provisions	(1)	(3)	(4)
December 31, 2023	61	15	76
Current (recorded in "other current liabilities")	9	13	22
Long-term	52	2	54

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

NOTE 23: LONG-TERM DEBT

(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	As at December 31 2023	2022
Term loan facility		4,400	Floating	**4,286**	–
Senior notes	2023	US 500	3.000%	**–**	677
Senior notes	2023	US 850	4.100%	**–**	1,151
Senior notes	2024	600	4.000%	**600**	600
Senior notes [1]	2024	500	4.350%	**500**	–
Senior notes	2025	US 1,000	2.950%	**1,323**	1,354
Senior notes	2025	1,250	3.100%	**1,250**	1,250
Senior notes	2025	US 700	3.625%	**926**	948
Senior notes	2026	500	5.650%	**500**	–
Senior notes	2026	US 500	2.900%	**661**	677
Senior notes	2027	1,500	3.650%	**1,500**	1,500
Senior notes [1]	2027	300	3.800%	**300**	–
Senior notes	2027	US 1,300	3.200%	**1,719**	1,761
Senior notes	2028	1,000	5.700%	**1,000**	–
Senior notes [1]	2028	500	4.400%	**500**	–
Senior notes [1]	2029	500	3.300%	**500**	–
Senior notes	2029	1,000	3.750%	**1,000**	1,000
Senior notes	2029	1,000	3.250%	**1,000**	1,000
Senior notes	2030	500	5.800%	**500**	–
Senior notes [1]	2030	500	2.900%	**500**	–
Senior notes	2032	US 2,000	3.800%	**2,645**	2,709
Senior notes	2032	1,000	4.250%	**1,000**	1,000
Senior debentures [2]	2032	US 200	8.750%	**265**	271
Senior notes	2033	1,000	5.900%	**1,000**	–
Senior notes	2038	US 350	7.500%	**463**	474
Senior notes	2039	500	6.680%	**500**	500
Senior notes [1]	2039	1,450	6.750%	**1,450**	–
Senior notes	2040	800	6.110%	**800**	800
Senior notes	2041	400	6.560%	**400**	400
Senior notes	2042	US 750	4.500%	**992**	1,016
Senior notes	2043	US 500	4.500%	**661**	677
Senior notes	2043	US 650	5.450%	**860**	880
Senior notes	2044	US 1,050	5.000%	**1,389**	1,422
Senior notes	2048	US 750	4.300%	**992**	1,016
Senior notes [1]	2049	300	4.250%	**300**	–
Senior notes	2049	US 1,250	4.350%	**1,653**	1,693
Senior notes	2049	US 1,000	3.700%	**1,323**	1,354
Senior notes	2052	US 2,000	4.550%	**2,645**	2,709
Senior notes	2052	1,000	5.250%	**1,000**	1,000
Subordinated notes [3]	2081	2,000	5.000%	**2,000**	2,000
Subordinated notes [3]	2082	US 750	5.250%	**992**	1,016
				41,895	32,855
Deferred transaction costs and discounts				**(1,040)**	(1,122)
Less current portion				**(1,100)**	(1,828)
Total long-term debt				**39,755**	29,905

[1] Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023, see note 3.

[2] Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023 and 2022.

[3] The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2023, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 19).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2023 and 2022.

(In millions of dollars, except exchange rates)	Year ended December 31, 2023			Year ended December 31, 2022		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (US$)	220	1.368	301	–	–	–
Credit facility repayments (US$)	(220)	1.336	(294)	–	–	–
Net borrowings under credit facilities			7			–
Term loan facility net borrowings (US$) [1]	4,506	1.350	6,082	–	–	–
Term loan facility net repayments (US$)	(1,265)	1.340	(1,695)	–	–	–
Net borrowings under term loan facility			4,387			–
Senior note issuances (Cdn$)			3,000			4,250
Senior note issuances (US$)	–	–	–	7,050	1.284	9,054
Total senior note issuances			3,000			13,304
Senior note repayments (Cdn$)			(500)			(600)
Senior note repayments (US$)	(1,350)	1.373	(1,854)	(750)	1.259	(944)
Total senior note repayments			(2,354)			(1,544)
Net issuance of senior notes			646			11,760
Subordinated note issuances (US$)	–	–	–	750	1.268	951
Net issuance of subordinated notes			–			951
Net issuance of long-term debt			5,040			12,711

[1] Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

(In millions of dollars)	Note	2023	2022
		Years ended December 31	
Long-term debt net of transaction costs, beginning of year		31,733	18,688
Net issuance of long-term debt		5,040	12,711
Long-term debt assumed	3	4,526	–
(Gain) loss on foreign exchange		(549)	1,271
Deferred transaction costs incurred		(31)	(988)
Amortization of deferred transaction costs		136	51
Long-term debt net of transaction costs, end of year		40,855	31,733
Current		1,100	1,828
Long-term		39,755	29,905
Long-term debt net of transaction costs, end of year		40,855	31,733

In April 2023, we assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction (see note 3), of which $500 million was paid during the year ended December 31, 2023.

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2023, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.85% (2022 – 4.50%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $4.0 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction (see note 3), consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During the twelve months ended December 31, 2023, we repaid $1,600 million of the tranche maturing on April 3, 2027 such that the term loan facility has been reduced to $4.4 billion, of which $400 million remains outstanding under the April 3, 2027 tranche. In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay an additional $3.4 billion of the facility such that only $1 billion remains outstanding under the April 2026 tranche.

In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026 and the $1 billion tranche to January 2026, from April 2024.

In 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit to $815 million. As at December 31, 2023, we had not drawn on the credit facility. See note 2(d) for our accounting policy related to borrowings on this facility.

The interest rate charged on borrowings from the term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Each of our subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued in 2023 and 2022.

(In millions of dollars, except interest rates and discounts)						Transaction costs and discounts [2] (Cdn$)	
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]
2023 issuances								
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a
2022 issuances								
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.

[4] Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.

[5] The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

2023

In July 2023, we completed an offer to exchange the US$7.05 billion of senior notes (Restricted Notes), which were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (Securities Act), for an equal principal amount of new notes registered under the Securities Act (Exchange Notes). The terms of the Exchange Notes are substantially identical to the terms of the corresponding Restricted Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions applicable to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes represent the same debt as the Restricted Notes and they were issued under the same indenture that governed the applicable series of Restricted Notes.

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we used for general corporate purposes, including the repayment of outstanding debt.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

2022

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction. These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw required us to maintain sufficient liquidity to ensure we were able to fund the cash consideration portion of the Shaw Transaction upon closing and as such, we recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position.

In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million

($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023. The transaction costs are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 19) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances in March 2022.

REPAYMENT OF SENIOR NOTES AND RELATED DERIVATIVE SETTLEMENTS

2023

During the year ended December 31, 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes, which were assumed in the Shaw Transaction, at maturity. There were no derivatives associated with these senior notes. In addition, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and our US$500 million 3.00% senior notes, including the associated debt derivatives, at maturity. As a result, we repaid $2,188 million, net of $522 million received on settlement of the associated debt derivatives.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. There were no derivatives associated with these senior notes.

2022

During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2023.

(In millions of dollars)	
2024	1,100
2025	3,499
2026 [1]	5,108
2027 [1]	4,906
2028	3,445
Thereafter	23,837
Total long-term debt	41,895

[1] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

TERMS AND CONDITIONS

As at December 31, 2023 and 2022, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2023, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 24: OTHER LONG-TERM LIABILITIES

		As at December 31	
(In millions of dollars)	Note	2023	2022
Supplemental executive retirement plan	25	94	83
Stock-based compensation	27	47	60
Derivative instruments	19	1,055	398
Contract liabilities	6	271	61
Other		316	136
Total other long-term liabilities		1,783	738

NOTE 25: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
- expected rates of salary increases for calculating increases in future benefits;
- mortality rates for calculating the life expectancy of plan members; and
- past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement.

Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2023.

Principal actuarial assumptions

	2023	2022
Weighted average of significant assumptions:		
Defined benefit obligation		
Discount rate	4.6%	5.3%
Rate of compensation increase	2.0% to 7.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B
Pension expense		
Discount rate	5.3%	3.3%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation	
(In millions of dollars)	2023	2022
Discount rate		
Impact of 0.5% increase	(183)	(163)
Impact of 0.5% decrease	208	183
Rate of future compensation increase		
Impact of 0.25% increase	13	10
Impact of 0.25% decrease	(13)	(10)
Mortality rate		
Impact of 1 year increase	38	42
Impact of 1 year decrease	(42)	(45)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
- overseeing the funding, administration, communication, and investment management of the plans;
- selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
- proposing, considering, and approving amendments to the plans;
- proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
- reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
- reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
- contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
- specifying the kinds of investments that can be held in the plans and monitoring compliance;
- using asset allocation and diversification strategies; and
- purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

	As at December 31	
(In millions of dollars)	2023	2022
Plan assets, at fair value	2,339	2,770
Accrued benefit obligations	(2,260)	(2,430)
Surplus of plan assets over accrued benefit obligations	79	340
Effect of asset ceiling limit	(3)	(42)
Net deferred pension asset	76	298
Consists of:		
Deferred pension asset	76	298
Deferred pension liability	–	–
Net deferred pension asset	76	298

Below is a summary of our pension fund assets.

	Years ended December 31	
(In millions of dollars)	2023	2022
Plan assets, beginning of year	2,770	3,198
Interest income	134	108
Remeasurements, recognized in other comprehensive income and equity	149	(604)
Contributions by employees	28	31
Contributions by employer	19	134
Benefits paid	(89)	(93)
Impact of annuitization	(737)	–
Impact of Shaw Transaction	67	–
Administrative expenses paid from plan assets	(2)	(4)
Plan assets, end of year	2,339	2,770

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31	
(In millions of dollars)	2023	2022
Accrued benefit obligations, beginning of year	2,430	3,171
Current service cost	76	124
Interest cost	116	103
Benefits paid	(89)	(93)
Impact of annuitization	(736)	–
Contributions by employees	28	31
Impact of Shaw Transaction	55	–
Remeasurements, recognized in other comprehensive income and equity	380	(906)
Accrued benefit obligations, end of year	2,260	2,430

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31	
(In millions of dollars)	2023	2022
Equity securities	1,371	1,281
Debt securities	914	1,474
Other – cash	54	15
Total fair value of plan assets	2,339	2,770

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31	
(In millions of dollars)	2023	2022
Plan cost:		
Current service cost	76	124
Net interest cost	(18)	(5)
Net pension expense	58	119
Administrative expense	4	4
Total pension cost recognized in net income	62	123

Net interest cost, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31	
(In millions of dollars)	2023	2022
Interest income on plan assets	(134)	(108)
Interest cost on plan obligation	116	103
Net interest cost, recognized in finance costs	(18)	(5)

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31	
(In millions of dollars)	2023	2022
Return (loss) on plan assets (excluding interest income)	149	(604)
Change in financial assumptions	(328)	942
Change in demographic assumptions	(8)	–
Effect of experience adjustments	(44)	(36)
Change in asset ceiling	40	(33)
Remeasurement (loss) gain, recognized in other comprehensive income and equity	(191)	269

PENSION PLANS PURCHASE OF ANNUITIES

During the year ended December 31, 2023, our defined benefit pension plans purchased approximately $737 million of annuities from an insurance company for substantially all the retired members in the plans. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieved us of primary responsibility for, and eliminated risk associated with, the accrued benefit obligation for the retired members. The annuity purchase did not have a significant impact to our results for the year ended December 31, 2023.

SUPPLEMENTAL DEFINED BENEFIT PLAN DETAILS

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31	
(In millions of dollars)	2023	2022
Accrued benefit obligation, beginning of year	83	96
Pension expense, recognized in employee salaries and benefits expense	9	13
Net interest cost, recognized in finance costs	5	4
Remeasurements, recognized in other comprehensive income	6	(24)
Benefits paid	(9)	(6)
Accrued benefit obligation, end of year	94	83

DEFINED CONTRIBUTION PLANS

We also have defined contribution plans with total pension expense of $43 million in 2023 (2022 – $24 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2023	2022	
Equity securities:			
Domestic	12.0%	9.6%	7% to 17%
International	46.6%	36.7%	38% to 58%
Debt securities	39.1%	53.2%	30% to 50%
Other – cash	2.3%	0.5%	0% to 5%
Total	100.0%	100.0%	

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $7 million (2022 – $9 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31	
(In millions of dollars)	2023	2022
Employer contribution	19	134
Employee contribution	28	31
Total contribution	47	165

We estimate our 2024 employer contributions to our funded plans to be $9 million. The actual value will depend on the results of the 2024 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2023 is 17 years (2022 – 14 years). The duration of the defined benefit obligation has increased as a result of purchasing annuities for the retired members.

Plan assets recognized an actual net gain of $281 million in 2023 (2022 – $499 million net loss).

We have recognized a cumulative loss in "other comprehensive income" and "retained earnings" of $88 million as at December 31, 2023 (2022 – $59 million gain) associated with post-retirement benefit plans.

NOTE 26: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

In relation to our issuances of subordinated notes in December 2021 and February 2022 (see note 23), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction (see note 3).

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)
February 1, 2023	April 3, 2023	0.50
April 25, 2023	July 5, 2023	0.50
July 25, 2023	October 3, 2023	0.50
November 8, 2023	January 2, 2024	0.50
		2.00
January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00

We have a dividend reinvestment plan (DRIP) that allows eligible holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and the United States to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings. During 2023, the plan was amended to permit, at the Board's discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the plan. Previously, all Class B Non-Voting Shares received by participants under the plan were purchased in the Canadian open market with no discount.

On October 3, 2023 and January 2, 2024, we issued 1.5 million and 1.2 million Class B Non-Voting Shares, respectively, as partial settlement of the dividends payable on those dates under the terms of our dividend reinvestment plan.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 31, 2024, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2024, to shareholders of record on March 11, 2024.

NOTE 27: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

ESTIMATES

Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2023 and 2022 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

| | Years ended December 31 | |
	2023	2022
Weighted average fair value	$ 12.07	$ 9.65
Risk-free interest rate	3.4%	1.0%
Dividend yield	3.2%	2.8%
Volatility of Class B Non-Voting Shares	23.4%	23.1%
Weighted average expected life	5.5 years	5 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

| | Years ended December 31 | |
(In millions of dollars)	2023	2022
Stock options	24	28
Restricted share units	32	51
Deferred share units	2	9
Equity derivative effect, net of interest receipt	7	(21)
Total stock-based compensation expense	65	67

As at December 31, 2023, we had a total liability recognized at its fair value of $224 million (2022 – $229 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $177 million (2022 – $169 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $47 million (2022 – $60 million) and is included in "other long-term liabilities" (see note 24).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2023 was $67 million (2022 – $85 million).

We paid $75 million in 2023 (2022 – $72 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $64.21 (2022 – $65.44).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Human Resources Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Human Resources Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We did not grant performance-based options in 2023 (2022 – 2,469,014). The performance options granted in 2022 have certain non-market vesting conditions related to the Shaw Transaction, including the achievement of certain preset integration-related milestones by the second anniversary of closing the Shaw Transaction. As at December 31, 2023, we had 2,740,952 performance options (2022 – 3,159,161) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

(In number of units, except prices)	Year ended December 31, 2023		Year ended December 31, 2022	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	9,860,208	$63.58	6,494,001	$61.62
Granted	1,594,879	$64.86	4,234,288	$65.73
Exercised	(329,877)	$54.90	(301,467)	$50.87
Forfeited	(531,565)	$66.92	(566,614)	$64.04
Outstanding, end of year	10,593,645	$63.88	9,860,208	$63.58
Exercisable, end of year	4,749,678	$62.86	3,440,894	$61.84

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2023.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$42.85 – $44.99	129,697	0.75	$44.10	129,697	$44.10
$45.00 – $49.99	144,552	1.89	$49.95	144,552	$49.95
$55.00 – $59.99	1,577,172	5.71	$58.42	1,357,455	$58.41
$60.00 – $64.99	2,716,292	4.65	$62.44	1,637,935	$62.53
$65.00 – $69.99	6,025,932	7.33	$66.71	1,480,039	$70.20
	10,593,645	6.25	$63.88	4,749,678	$62.86

Unrecognized stock-based compensation expense as at December 31, 2023 related to stock option plans was $14 million (2022 – $14 million) and will be recognized in net income within periods of up to the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 719,851 performance-based RSUs to certain key employees in 2023 (2022 – 206,719). The performance RSUs granted in 2023 have certain non-market vesting conditions related to the Shaw Transaction, including the achievement of certain preset integration-related milestones by the second anniversary of closing the Shaw Transaction. For performance RSUs granted prior to 2023, the number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

(In number of units)	Years ended December 31	
	2023	2022
Outstanding, beginning of year	2,402,489	2,691,288
Granted and reinvested dividends	1,518,926	990,702
Exercised	(856,212)	(678,634)
Forfeited	(513,475)	(600,867)
Outstanding, end of year	2,551,728	2,402,489

Unrecognized stock-based compensation expense as at December 31, 2023 related to these RSUs was $57 million (2022 – $48 million) and will be recognized in net income over periods of up to the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 6,190 performance-based DSUs to certain key executives in 2023 (2022 – 6,934) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31	
(In number of units)	**2023**	2022
Outstanding, beginning of year	**1,139,884**	1,421,342
Granted and reinvested dividends	**80,510**	70,692
Exercised	**(259,441)**	(350,803)
Forfeited	**(4,543)**	(1,347)
Outstanding, end of year	**956,410**	1,139,884

There was no unrecognized stock-based compensation expense related to these DSUs as at December 31, 2023 or 2022; all outstanding DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $57 million in 2023 (2022 – $55 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 19) and recognized a $7 million expense (2022 – $21 million recovery) in stock-based compensation expense for these derivatives.

NOTE 28: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2023 and 2022.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Salaries and other short-term employee benefits	**23**	13
Post-employment benefits	**2**	11
Stock-based compensation [1]	**26**	23
Total compensation	**51**	47

[1] Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

In addition to the amounts included in "post-employment benefits" in the table above, we assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035. The liability related to this amount is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next year) or "other long-term liabilities".

Transactions

We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2023 and 2022.

During the year, Vancouver Professional Baseball LLP ceased being a related party to us as John C. Kerr no longer controls the entity and subsequently vacated his director seat. There were no transactions with this related party during the period it was related to us this year and total amounts were nominal in 2022.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $8 million was recognized in net income and paid during the year ended December 31, 2023. This amount is included in "Salaries and other short-term employee benefits" in the table above. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2023 were under $1 million.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as noted as at December 31, 2023 and 2022:

- Rogers Communications Canada Inc.; and
- Rogers Media Inc.

As a result of the Shaw Transaction, we acquired the following material operating subsidiaries on April 3, 2023:

- Shaw Cablesystems G.P.;
- Shaw Telecom G.P.; and
- Shaw Satellite G.P.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Revenue	**36**	74
Purchases	**203**	194

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31	
(In millions of dollars)	**2023**	2022
Accounts receivable	**97**	87
Accounts payable and accrued liabilities	**113**	138

NOTE 29: GUARANTEES

We had the following guarantees as at December 31, 2023 and 2022 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2023 or 2022. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 30: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

SUMMARY OF COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2023.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Player contracts [1]	181	241	64	–	486
Purchase obligations [2]	559	448	187	265	1,459
Program rights [3]	734	1,000	173	60	1,967
Total commitments	1,474	1,689	424	325	3,912

[1] Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.

[2] Contractual obligations under service, product, and wireless device contracts to which we have committed.

[3] Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

	As at December 31
(In millions of dollars)	2023
Acquisition of property, plant and equipment	263
Acquisition of intangible assets [1]	475
Our share of commitments related to associates and joint ventures	306
Total other commitments	1,044

[1] Relates to 3800 MHz spectrum licences won at auction in late 2023, $95 million of which was paid in January 2024.

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2023:

July 2022 network outage

As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Two additional applications have since been suspended. The remaining application seeks to institute a class action on behalf of all persons who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. The application claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the active application or the suspended applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

System access fee–Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 14) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
In addition to the legal proceedings described above, we are involved in various other disputes, governmental and/or regulatory inspections, investigations and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process.

Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 31: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Accounts receivable, excluding financing receivables	**(362)**	(201)
Financing receivables	**(367)**	(162)
Contract assets	**(44)**	8
Inventories	**(4)**	98
Other current assets	**1**	25
Accounts payable and accrued liabilities	**11**	36
Contract and other liabilities	**138**	44
Total change in net operating assets and liabilities	**(627)**	(152)

CAPITAL EXPENDITURES

	Years ended December 31	
(In millions of dollars)	**2023**	2022
Capital expenditures before proceeds on disposition	**4,042**	3,075
Proceeds on disposition	**(108)**	–
Capital expenditures	**3,934**	3,075

ACQUISITIONS AND OTHER STRATEGIC TRANSACTIONS

		Years ended December 31	
(In millions of dollars)	*Note*	**2023**	2022
Net cash consideration for Shaw Transaction [1]	*3*	**(16,903)**	–
Net cash consideration for other acquisitions	*3*	**(141)**	(9)
Cash received on sale of Cogeco shares	*20*	**829**	–
Acquisitions and other strategic transactions, net of cash acquired		**(16,215)**	(9)

[1] Includes $19,033 million cash paid for the Shaw Shares net of $25 million of bank advances on Shaw's opening balance sheet and $2,155 million received from the sale of outstanding shares of Freedom Mobile and the related services described in note 3.

2023 Sustainability and Social Impact Report

About Sustainability and Social Impact Reporting

Transparent reporting

The scope of our reporting on sustainability and social impact relates to Rogers Communications Inc.'s (RCI) operations in Canada. It summarizes our work in 2023 and the progress we have made in addressing our strategic priorities. On April 3, 2023, following the completion of our acquisition of Shaw Communications Inc. (Shaw and the Shaw Transaction, respectively), Shaw was amalgamated with RCI. The results from the acquired Shaw operations are included herein from the date of acquisition unless otherwise noted.

We report key material topics related to sustainability and social impact on an annual basis. For 2023, we have combined this reporting into our Annual Report, highlighting our commitment to continue embedding sustainability and social impact into how we do business. This helps us to drive our business priorities while making a positive impact in the lives of Canadians.

To guide our reporting, we consider the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), the World Economic Forum (WEF), and Greenhouse Gas (GHG) Protocol.

Our 2023 reporting has been prepared based on internal criteria in recognition of the GRI Universal Standards, with reference to SASB reporting standards, and we consider our commitment to improve disclosure against the four pillars of TCFD. Refer to our 2023 Data Supplement at about.rogers.com/our-impact/impact-reports for our Index, Data Table, and Glossary of Terms. Please also refer to our 2023 Climate Action Report for our climate disclosures.

External assurance statement

KPMG was engaged to provide a limited assurance conclusion over indicators identified with this symbol ✪ as at and for the year ended December 31, 2023. Refer to KPMG's Independent Limited Assurance Report on page 170.

Statement on forward-looking information

This report includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our social, environmental, and economic performance in Canada. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
- typically includes words like *could*, *expect*, *may*, *anticipate*, *assume*, *believe*, *intend*, *estimate*, *plan*, *project*, *guidance*, *outlook*, *target*, and similar expressions; and
- includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect.

Our forward-looking information includes forecasts and projections related our various targets, including our target to reduce our Scope 1 and 2 GHG emissions to achieve net-zero, and all other statements that are not historical facts.

Readers are cautioned not to place undue reliance on forward-looking information. Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors. These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

All of the forward-looking information in this report is subject to the disclaimer, and qualified by the assumptions and risk factors referred to, in "About Forward-Looking Information" in our 2023 Annual Management's Discussion and Analysis, as filed with securities regulators at sedarplus.ca and sec.gov, and also available at investors.rogers.com.

The forward-looking information contained in this report describes our expectations as of March 5, 2024 and accordingly, are subject to change going forward. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking information. All of the forward-looking information in this report is qualified by the cautionary statements herein.

Trademarks in this report are owned by Rogers Communications Inc. or an affiliate. This report also includes trademarks of other parties. The trademarks referred to in this report may be listed without the ™ symbols. ©2024 Rogers Communications

Our Approach

SHARED VALUE CREATION

Corporate values and giving back to communities

Rogers' purpose is to connect Canadians where and when they want. A combined Rogers and Shaw has the scale, assets, and capabilities to invest, innovate, and grow faster than either company could have on its own. This provides greater choice for Canadians and delivers more value to communities across our country.

In 2023, we continued to invest in our networks to deliver world-class connectivity to Canadian consumers and business, invest in our customer experience to deliver timely, high-quality customer service consistently to our customers, and improve execution and deliver strong financial performance for our shareholders.

As a combined, and truly national company, we continued to showcase how our sustainability and social impact efforts contribute to achieving our strategic goals as a corporation while making a meaningful difference in communities across Canada.

As we progress towards an integrated reporting approach, we will leverage our value creation model as a framework for how we assess, manage and communicate corporate impact and performance. Read more in "Sustainability and Social Impact" in our 2023 Annual Management's Discussion and Analysis (MD&A).

Global frameworks

We work to identify sustainability and social impact efforts within our business operations and practices, guided by our commitments to international standards. We align our practices with the United Nations Global Compact (UNGC), a voluntary global standard on human rights, labour, the environment, and anti-corruption.

We also align to the United Nations (UN) Sustainable Development Goals (SDGs) to inspire and guide our initiatives.

MATERIAL AREAS OF IMPACT

During 2023, we undertook an extensive stakeholder engagement exercise with both internal and external stakeholders to identify the topics they believe to be most important to our business, prioritized based on their perceptions of our ability to have an impact on each topic.

Supported by our foundational practices, outlined in "Sustainability and Social Impact" in our 2023 Annual MD&A, our top material sustainability and social impact topics include:

- network leadership and resilience;
- customer relationships;
- data privacy and security; and
- climate change mitigation and adaptation.

Materiality matrix


Social impacts of products & services
Safety, wellbeing & labour relations
DEIB
Indigenous, community relations & socio-economic investment
Product end-of-life management
Network leadership & resilience
Data privacy & security
Climate change mitigation & adaption
Customer relationships
Talent attraction and development
Importance to stakeholders
Business impact

By focusing our efforts on these topics, we aim to maximize value for our business, our shareholders, communities, and all other stakeholders to which our operations are connected. We continue to manage the remaining topics through our established engagement processes and operations, all of which undergo regular review and enhancements, to help ensure stakeholder expectations are met and material sustainability and social impact topics are embedded within our business. Each topic and its importance to stakeholders and Rogers is summarized below.

Topic	Importance to our stakeholders and Rogers
Network leadership and resilience	Improving our network speed, performance, and coverage enables us to reach more Canadians, connect more rural, remote, and Indigenous communities, diversify our products and services, and meet customer demands. While innovating, it is also critical to build network resilience to safeguard against the effects of extreme weather events, natural disasters, grid disruptions, and technical issues.
Customer relationships	Investing in customer experience improvements and expanding the number of digital and self-serve capability initiatives available to our customers allows us to lower customer wait and resolution times, making the customer experience convenient and cost-effective while also enabling our employees to focus their efforts where it is needed most.
Data privacy and security	Protecting the privacy of information shared by employees, customers, and partners, as well as safeguarding against threats to the security of their data, is a critical area of importance in maintaining trust.
Climate change mitigation and adaptation	Minimizing our impact on the climate through emissions reductions and energy efficiency, while also adapting to a changing climate, helps enable us to be resilient in the face of potential operational and supply chain disruptions and a changing regulatory environment, minimize damages to assets and infrastructure, and align with stakeholder values.
Talent attraction and development	Investing in our employees and the future generation through talent training, coaching, feedback, and development programs helps increase our capacity for innovation while also building employee engagement and retention.
Social impact of products and services	Developing innovative business models and product and services that are aligned to the needs and values of Canadians helps enable us to ensure our business model not only connects Canadians when and where they want, but also generates positive impact and societal value for communities.
Diversity, equity, inclusion, and belonging (DEIB)	Fostering diversity, equity, inclusion, and belonging in our workforce is a catalyst to help strengthen employee engagement, attraction, retention, innovation, creativity, and productivity.
Safety, well-being, and labour relations	Safeguarding the physical and mental health and well-being of our employees, while also strengthening their rights and labour relations, is key to enabling our employees to thrive at work, thereby reducing turnover and minimizing downtime.
Indigenous, community, and socio-economic relations	Supporting the economic resilience and prosperity of equity-deserving communities and small businesses helps contribute to growth in key sectors and creates meaningful jobs for community members. We strive to be the "partner of choice" for local and Indigenous communities and youth, creating cultural relationships and enabling positive social impacts.
Product end-of-life management	Maintaining responsible material stewardship standards assists us in increasing efficiency, lowering our environmental impacts, and engaging stakeholders in digital solutions to transition towards a circular economy by providing cost-effective and convenient ways to upgrade and return used products.

Stakeholder engagement and materiality assessment approach

Material topics were identified following a materiality assessment in 2023 to identify topics most important to our business, prioritized based on potential impact. This process was undertaken in reference to the International Sustainability Standards Board's IFRS S1 standard.

To complete the materiality assessment, we:
- engaged with key internal and external stakeholders including the Board of Directors and Executive Leadership Team, employees, customers, shareholders, government, regulatory and industry groups, non-governmental organizations, partners, and Indigenous communities as well as suppliers;

- used various tools including surveys, interviews, and sector insights reports to identify our top material topics, across our value chain and time horizons. Stakeholder inputs were considered in terms of level of influence on Rogers' strategy and the readiness to engage with Rogers;
- assessed the materiality and likelihood of actual and potential impacts for each material topic to prioritize amongst them, in line with our enterprise risk management framework; and
- developed a materiality matrix (see above) that combines stakeholder sentiment and the prioritization of material enablers to inform our management approach for each topic.

We are leveraging our material topics to realize our corporate priorities, considering impacts for our business, stakeholders, society, and the environment. We will continue to enhance efforts and transparency on the process as we progress toward an integrated reporting approach in future years.

Contributing to global frameworks

Through the materiality assessment process, we re-assessed the UNSDGs to which we believe Rogers has the most opportunity to contribute as an organization. Rogers is committed to the SDGs, including demonstrating our localized efforts towards these broader global goals, as outlined below:

SDG 5: Gender equality – We strive to promote and embed diversity, equity, inclusion, and belonging for our employees, our communities, and stakeholders across our value chain.

SDG 8: Decent work and economic growth – We invest in communities and young Canadians by creating opportunities and valuable work in communications, innovation, and technology to achieve sustainable economic growth.

SDG 9: Industry, innovation and infrastructure – We strive to develop resilient networks that support communities, businesses, and individuals, while innovating to provide products and services that enable better connections for Canadians.

SDG 12: Responsible consumption and production – We strive towards sustainable consumption and production by sourcing responsible products, optimizing material use, and diverting waste from landfills.

SDG 13: Climate action – We are committed to combating climate change through our commitment to carbon net-zero, investing in energy efficiency and renewable energy, and conducting our business in an environmentally responsible manner.

Target Performance

ENVIRONMENTAL LEADERSHIP

Rogers material topics	Rogers metric	Target	Independently assured	2023 performance	YOY change	Trend	GRI	SASB	TCFD	WEF
Climate change mitigation and adaptation	GHG emissions reduction (Scope 1 and 2) [1]	Science-based net-zero target from 2019 by 2050	–	-33%	n/m	Favourable	305-5	TC-TL-130a.1 TC-SI-130a.1	Metrics & targets	GHG emissions
		Interim target of 50% reduction by 2030	–	-33%	n/m	Favourable	305-5	TC-TL-130a.1 TC-SI-130a.1	Metrics & targets	GHG emissions
Product end-of-life management	Diversion rate	100% diversion rate for all returned electronic devices	–	100%	0%	No change		TC-TL-440a.2 TC-TL-440a.3		Resource circularity

n/m - not meaningful
[1] Using a market-based approach. If using a location-based approach, Scope 1 and 2 GHG emissions have been reduced by 20% from our 2019 base year. See "Climate Change Mitigation and Adaptation" for more information.

PEOPLE AND COMMUNITIES

Rogers material topics	Rogers metric	Target	Independently assured	2023 performance	YOY change	Trend	GRI	SASB	TCFD	WEF
Diversity, Equity, Inclusion, and Belonging	Equity-Deserving Group Intersectional Representation in Accelerated Development Program [1]	50% of program participants by 2025	–	Paused in 2023	–	–	405-1	–	–	Diversity & Inclusion
	Percentage of employees who are women (VP+)	Target: 40% by 2025	Yes	31%[2] ✪	-1%	Unfavourable	405-1	TC-IM-330a.3	–	Diversity & Inclusion
	Percentage of employees who are People of Colour (VP+) [3]	Target: 21% by 2025	Yes	24%[4] ✪	+4%	Favourable	405-1	TC-IM-330a.3	–	Diversity & Inclusion
Community relations & socio-economic investment	Percentage of pre-tax profits donated to charities and NGOs	2%	Yes	6.4% ✪	+3.1%	Favourable	201-1	–	–	Community and social vitality

[1] Specific to the Accelerated Development Program for women, this target has been established to ensure we are supporting women who identify with an additional equity-deserving group.
[2] Reflects 29% at Rogers and 40% at Shaw.
[3] Per the Employment Equity Act, People of Colour refers to "persons other than Indigenous peoples, who are non-Caucasian in race or non-white in colour".
[4] Reflects 26% at Rogers and 13% at Shaw.

RESPONSIBLE MANAGEMENT

Rogers material topics	Rogers metric	Target	Independently assured	2023 performance	YOY change	Trend	GRI	SASB	TCFD	WEF
Data privacy & security	Well-founded privacy complaints with the federal Office of the Privacy Commissioner	No complaints	Yes	0 ✪	-1	Favourable	418-1	–	–	–
Network leadership & resilience	Investment in network reliability	$20 billion over the next five years	–	$4.4B	+$4.4B	Favourable	–	–	–	–
Business ethics	Percentage of employees trained in Rogers Business Conduct Policy	95% (not inclusive of Shaw)	Yes	99.8% ✪	+1.7	Favourable	–	–	–	Anti-corruption
	Percentage of competitive bid processes where the supplier agreed to our Supplier Code of Conduct and Business Conduct Guidelines	100%	–	100%	0%	No change	–	–	–	Anti-corruption, dignity and equality
Customer relationships	Complaints accepted by the Commission for Complaints for Telecom-television Services	Reduce our complaints from 2022 (3,442)	Yes	4,881 ✪	+42%	Unfavourable	–	–	–	Anti-corruption, dignity and equality

SUSTAINABILITY AND SOCIAL IMPACT GOVERNANCE

Formal oversight of sustainability and social impact is the responsibility of RCI's Board of Directors (Board) and our executive leadership team. The Board is responsible for overseeing the conduct of business and affairs across the Company. As at December 31, 2023, the Board had 13 members, four of whom were female, representing 31% of the Board, and seven of whom were independent. Subsequent to December 31, 2023, two of the female members of the Board resigned such that as at March 5, 2024, the Board had 11 members, two of whom were female, and seven of whom were independent.

We have two Board committees, the ESG Committee and the Audit and Risk Committee, particularly focused on our sustainability-related policies, strategies, and disclosures. The ESG Committee assists the Board in fulfilling its ESG oversight responsibilities and approves sustainability and social impact disclosures. Risk, compliance, and regulatory requirements are overseen by the Audit and Risk Committee.

Our CEO is responsible for sustainability and social impact from a management perspective and is supported by the Chief Corporate Affairs Officer and an Environmental, Social and Governance (ESG) Operating Group composed of senior leaders from across the organization to drive accountability around advancing efforts, including reaching our carbon net-zero commitment by 2050.

Governance, roles, and responsibilities


Audit and Risk Committee
Role: Oversees risk, compliance, and regulatory compliance
Board of Directors
Role: Oversees conduct of the business and affairs; supervising management who carries out day-to-day operations
ESG Committee
Role: Assists the Board in fulfilling its ESG oversight responsibilities
Chief Executive Officer (CEO)
Role: Primary responsibility for ESG from a management perspective
Chief Corporate Affairs Officer
Role: Delegated accountability from CEO for ESG management
ESG Operating Group
Role: Multi-functional representation across the business units and operations
Direction and Management
Reporting and Escalations
Advice and Oversight

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we will knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

Enterprise risks, including those related to sustainability, are evaluated through a materiality, likelihood, and impact assessment to gauge the severity of the risks, considering a number of risk categories (financial risk, strategic and reputational risk, operational risk, and regulatory compliance risk). Risks are then prioritized and included within an enterprise-wide dashboard of our key risks with identified risk owners, mitigations, assessment of the risk, and associated key performance indicators (KPIs) for tracking our performance in managing the risk. Our Business Continuity team then works with Company business units to update and develop continuity plans.

We work to ensure sustainability and social impact objectives and values are embedded in how we respond to business continuity incidents as well as in continuity planning. Our 2023 material topics were also identified and assessed in line with our enterprise risk management framework.

For more information on our approach to risk management, see "Risk Management" in our 2023 Annual MD&A.

Environmental Leadership

CLIMATE CHANGE MITIGATION AND ADAPTATION

We are dedicated to minimizing our contribution to climate change by managing our energy and associated carbon emissions through meaningful operational changes that enable a low-carbon transition. Every year, we conduct a comprehensive analysis of our GHG emissions inventory in accordance with the World Resource Institute's GHG Protocol.

Scope 1 and 2 GHG emissions

Both 2023 and our recalculated base year of 2019 reflect our combined (Rogers and Shaw) Scope 1 and 2 emissions to allow us to report on our performance and progress towards our Science Based Target initiative (SBTi) target commitments.

Applying a market-based approach in factoring emission reductions associated with our renewal energy virtual power purchase agreement (VPPA) acquired in the Shaw Transaction (see "Expanding our use of renewable energy" below), we reduced our GHG emissions (Scope 1 and 2) by 33% from 2019. Excluding our VPPA and applying a location-based approach, these emissions were reduced by 20% from 2019. We have also reduced our total Scope 1 and 2 GHG emissions intensity (tCO2e/petabyte (PB) of network traffic) by 70% compared to 2019, due to the efficiency gains we have achieved optimizing data centres, upgrading and retrofitting buildings, through real estate consolidation, managing our fleet and vehicle replacements, exploring renewable energy alternatives, and the public grid decarbonization efforts.

	Units	2023	2019	% Change
GHG emissions (Scope 1 and 2) – location-based	tCO2e	**182,400**	228,086	(20)
GHG emissions (Scope 1 and 2) – market-based	tCO2e	**152,638**	228,086	(33)
GHG emission (Scope 1 and 2) intensity by network traffic – location-based	tCO2e/PB	**4.19**	11.55	(64)
GHG emission (Scope 1 and 2) intensity by network traffic – market-based	tCO2e/PB	**3.51**	11.55	(70)

Scope 3 GHG emissions

Our reported Scope 3 emissions decreased by 52% compared to 2019, which we can partially attribute to increased efforts to divert all generated waste, reduce employee commuting emissions, and supplier engagement towards energy efficiency and decarbonization efforts. For more details on our GHG emissions performance, please refer to our 2023 Data Supplement.

For more information about how we manage climate risk, please see our 2023 Climate Action Report.

In 2024, we aim to conduct an internal Climate Risk Assessment Survey to determine the climate-related physical risks associated with our numerous business unit operations. The results of this survey will assist us in determining risk avoidance strategies for the future to help with extreme climate-related events such as wildfires, extreme heat, storms, floods, and droughts. Building off this initial assessment process, we plan to complete a formal Climate Risk Scenario Analysis in 2024.

Our targets

We recognize that our commitment and actions towards climate change must be sustained over the long term and be aligned to the latest science deemed necessary to meet the established goals of the Paris Agreement on climate change.

In late 2022, we committed to set a science-based GHG emissions reduction target through SBTi and joining the "Business Ambition for 1.5-degree" campaign. Subject to our work plan approval and validation by SBTi, our target commits Rogers to reduce our Scope 1 and 2 GHG emissions by 50% by 2030 and to achieve net-zero by 2050 from a base year of 2019.

After the Shaw Transaction closed, we updated our SBTi work plan to reset our base line 2019 emissions, inclusive of Shaw, and our combined decarbonization forecast and strategy pillars. The updated plan will be submitted to SBTi for validation and target approval in 2024.

We plan to meet our commitments through a four-point plan, which includes:

- increasing energy efficiencies across our operations, network, and data centres;
- transitioning our fleet to electric and hybrid vehicles;
- expanding our use of renewable energy; and
- engaging suppliers to set their own science-based targets.

Increasing energy efficiency across our operations

Decarbonizing our business by significantly improving energy efficiency remains a focus across the organization. Our efforts and significant investments towards energy efficiency allowed us to keep energy consumption, inclusive of the acquired Shaw operations, constant since 2019 – our baseline for measuring our performance. The energy use is primarily a reflection of our business growth, including the expansion of our 5G network and enhancements to our wireline network. We also have an energy scorecard to track our energy performance (and associated GHG emissions) against network traffic, which we believe is a more meaningful metric to account for our business growth. Relative to our energy use per network traffic, our energy use decreased by 55% compared to 2019. For more details on our energy use performance, please refer to our 2023 Data Supplement.

Efforts to reduce our energy use include investments in capital projects and driving operational efficiencies. To help us identify opportunities for capital project planning in 2023, we continued to conduct energy audits, which were performed at our Toronto Campus. Results from these audits provide us with information to make better decisions on a building-by-building basis, leading to reduced operating costs and improved building efficiency. In 2024 and beyond, we will continue to conduct energy audits in addition to decarbonization audits and retro-commissioning studies across our largest buildings.

Since 2017, we have been focusing on improving cooling efficiency in critical facilities through our "Cooling Optimization Program" (COP). Over 30 sites have implemented COP, initiated by site audits as a tool to identify energy savings opportunities. Since the inception of COP, we have reduced energy usage by over 11 million kWh, resulting in energy cost savings of over $1.5 million. In addition to direct energy savings, there are related GHG reductions and carbon footprint reductions that are tracked for each project implementation.

Within our office buildings, we continue to expand our LED lighting retrofits by installing LED lamps and electronic ballasts, occupancy sensors, daylight harvesting, multi-level dimming systems, and automated lighting control systems. Since our national program started in 2014, we have invested over $5 million in LED lighting retrofits across 43 buildings (including three buildings in 2023). As a result of these efforts, we have saved over 8.8 million kWh and recognized nearly $1.5 million in energy savings.

In 2023, we continued our national rooftop HVAC replacement program, a multi-year investment of $4.3 million to replace inefficient HVAC units at various buildings across Canada. Replacement units are higher efficiency, with 33% energy savings for cooling and 25% savings for heating, but also provide benefits such as improved indoor air quality and lower environmental impacts. Wherever feasible, we are also replacing gas-fired units with heat pumps, which significantly reduce GHG emissions.

In 2023, we continued to participate in Ontario's Industrial Conservation Initiative, which was designed to help large consumers manage their Global Adjustment costs through reducing demand during peak hours. At four of our locations, we reduced and/or shifted electricity consumption during identified peak demand hours to further our conservation and cost saving efforts.

We continued with our multi-year project to upgrade existing cooling systems, extending their operating life and providing capital investment avoidance. Old HVAC systems were either upgraded or replaced with free air cooling (FAC) or combination systems within some of our wireless access sites. Our FAC units are DC-powered and can operate on batteries during commercial power outages, lowering power consumption to complement existing mechanical cooling. Since the project's inception in 2014, we have installed FAC to 1,773 sites, recognizing average annual energy saving of 12% per site.

To better support our critical sites, we have continued our energy optimization programs through uninterruptible power supply to inverter conversion and through HVAC upgrades to newer free air units or upgrades to units that maximize energy efficiency. In 2023, these programs resulted in a combined savings of 732,000 kWh.

We continued to collaborate with Ericsson to deploy our reliable, secure, and energy-efficient network, including through initiatives to modernize radio equipment and enable energy-saving functionality to help reduce power consumption on our radio access network. This collaboration has led to annual energy reductions of 25 GWh of energy and 3,000 tonnes of CO_2 emissions.

In 2023, we also continued to identify opportunities across our networks to optimize our energy use by removing end-of-life equipment from various platforms so we can accommodate new equipment and improve network stability.

Transitioning our fleet to electric and hybrid vehicles

We have a strategic fleet replacement program using live data to regularly ensure our fleet is optimized and running efficiently, and that older, poor-performing vehicles are removed from the fleet.

Since 2010, through our fleet efficiency strategy, we have replaced 880 vehicles with more efficient vehicles, reducing overall fuel consumption by over 3.7 million litres (reducing GHG emission by 7,854 tonnes). In 2023, we replaced 40 vehicles with higher efficiency models, resulting in lower fuel consumption of 69,975 litres and associated GHG emissions.

In 2024, we will review and adjust our fleet goal to reflect the addition of Shaw fleet vehicles and other conditions to guide our progress.

Expanding our use of renewable energy

We continue to evaluate opportunities to invest in more renewable energy sources at our sites. We increased our use of renewables in 2023 so that 50% of our electricity is now generated from renewable sources, through (i) electricity grid decarbonization and (ii) our VPPA.

By the end of 2023, we had benefited from renewable solar energy generated by Capital Power's Clydesdale Solar facility in Alberta through a VPPA entered into by Shaw in late 2022. This VPPA entitles us to the benefits of 38% of the total facility generation (or approximately 58,000 MWh per year), providing us with renewable energy credits representing an expected 29,762 tCO2e.

We also continue to work to provide sustainable off-grid solutions in rural and remote areas across Canada that do not have access to grid power. The goal of the program is to replace existing diesel generators with renewable energy sources, such as solar, wind, and lithium-ion batteries, that have been designed to be self-sustaining by utilizing energy storage systems and renewable energy sources for power. In 2021, we initiated this program at seven wireless network sites and have continued adding additional sites along Highway 652 in Northern Ontario, reducing GHG emissions annually. Collectively, these initiatives have improved the network for our customers by increasing the reliability and availability of our cellular services through investment in modern, efficient, and sustainable power solutions and converted the cell sites from diesel operations to cleaner sources of energy.

Engaging suppliers to set their own science-based targets

To further reduce our Scope 3 GHG emissions, we will engage with our key suppliers and investments to assist them in setting their own science-based targets. In 2023, we engaged our Tier 1 suppliers by administering an enhanced Ethical Procurement Practices (EPP) Survey, which included more rigorous environmental, emissions, and energy reduction targeting and reporting. Through this outreach, we encouraged their commitment to SBTi and informed them of our increased expectations surrounding sustainable products, services, and practices.

Also in 2023, we collaborated with the Canadian Business for Social Responsibility and two of our industry players to determine a telecommunications industry approach to engaging with and assisting our supply chain in measuring, and establishing reduction targets for, their own GHG emissions.

In 2024, a training webinar will be delivered to our supply chain partners to provide them the tools to do so. We plan to also launch a supplier one-on-one engagement program to further work with them to assist us in being able to measure and target reduction in our Scope 3 emissions.

PRODUCT END-OF-LIFE MANAGEMENT

We recognize our responsibility to promote responsible material stewardship through sustainable procurement, increased product efficiencies, lower environmental impacts, and engaging customers in digital solutions to help us transition towards a sustainable circular economy.

We continually assess and update our supply chain practices and make changes to product packaging and return processes to support and champion responsible product production and consumption. Every year, we aim for a 100% diversion rate by recycling all collected electronic waste. In 2023, we achieved this target.

Electronic recycling

We facilitate the collection, treatment, recycling, and proper disposal of e-waste. Through our collection and recycling/reselling programs, we diverted 6.4 million electronic devices and materials (over 8,600 metric tonnes) from landfill in 2023, which included almost 260,000 wireless devices (70 metric tonnes).

Contributing to this success was our Certified Pre-Owned (CPO) device program, which allows customers to purchase fully restored and updated used devices at considerable savings from a new device. This program aids in reducing the number of new devices needing to be manufactured and put into the market. In 2023, we processed almost 123,000 devices (38 metric tonnes) through our CPO program.

In 2024, we will continue to strengthen our product return programs and communications to further encourage our customers and employees to return to us all end-of-initial-life electronic devices and peripherals.

Within our office environments, we have installed electronic collection boxes to allow our employees to bring their e-waste from home and to encourage the responsible disposal of all devices.

Waste diversion

We use innovative technologies that help us minimize waste through recycling, digitization, reuse, and refurbishment. In 2023, we diverted 76% of all waste generated from our operations from landfills, an increase of six percentage points compared to 2022.

Waste in our office buildings

Our "Get Up & Get Green" (GUGG) program remains a cornerstone in educating our employees on correct recycling practices. We continue to engage our employees to further enhance efforts to achieve our waste diversion objectives. In buildings where we have implemented our GUGG bins, we have set a target of 70% diversion through this program.

In 2023, we introduced Oscar Sort as an avenue to further employee education and engagement in two locations in our Toronto Campus. Launched in September 2023, it is simultaneously a tool to gamify recycling and to provide necessary education to employees on how to sort their waste.

Hazardous materials

We recognize that through some of our operations, hazardous materials are used and eventually require disposal. Through our established hazardous waste management practices and third-party service providers, we collect and recycle all batteries used in our network power supply stations and all oil, batteries, and tires from our fleet operations.

In 2023, we collected and safely disposed of 470 metric tonnes of hazardous materials compared to 180 metric tonnes in 2022.

People and Communities

SAFETY, WELL-BEING, AND LABOUR RELATIONS

Through navigating change, empowering safety leadership, elevating emergency readiness and promoting well-being, we are helping our employees remain safe, healthy, and resilient.

Aligning two robust safety management systems

The Shaw Transaction provided a unique opportunity to unite two robust safety management systems. We approached this thoughtfully and with the goal of combining the best of both systems into one to improve safety for all employees. This year, we completed a side-by-side review of the two safety management systems to identify opportunities, best practices, and the steps needed to align policies, programs, training, and equipment. From the review, a prioritized multi-year action plan was established that will act as the roadmap for moving to one enriched safety management system.

Empowering safety leadership

Executive-led accountability for our safety strategy, programs, and performance is governed by the Safety Executive Council, composed of senior leaders from across the organization. We deploy safety initiatives locally, which were supported by 85 Workplace Health and Safety Committees across Canada in 2023.

Safety Representatives play an important role in the internal responsibility system and preventing injuries at our workplaces with less than 20 employees. In 2023, new Safety Representative Training was launched to equip Safety Representatives with the necessary skills and understanding to fulfill their responsibilities effectively.

Elevating our emergency readiness

In 2023, our updated Preparing for Emergencies Training was launched to employees to support them in protecting themselves and others in situations that call for immediate action. This mandatory web-based course prepares employees for various emergency scenarios, including fires, severe weather, and chemical spills, and applies to a range of work environments such as offices, stores, outdoors, studios, or at home.

Supporting well-being

Guided by our five pillars of well-being (mental, physical, social, work, and financial), we executed a strategy in 2023 that focused on evaluating our programs and merging the best of Rogers and Shaw with a focus on supporting leaders, employee-driven well-being initiatives, and supporting accessibility.

We provide employees and their families with access to an array of best-in-class well-being programming, tools, and benefits, such as:

- mental health benefits, including the launch of an expanded employee family assistance benefit offer in partnership with Homewood Health;
- programs focused on physical health, including continued access to online and in-person gym services, and supporting increased awareness around corporate health service programs;
- health care benefits, including increased mental health benefits; and

- financial benefits, including the opportunity to participate in our pension plan, ESAP, RRSP, and TFSA saving programs with elements of employer matching for contributions made by employees.

TALENT ATTRACTION AND DEVELOPMENT

We prioritize accessibility, equity, and individual growth by investing in our employees at every level. In 2023, we launched a refreshed Employee Experience Survey, which provides ongoing feedback from our team members throughout the year, allowing us to understand how they are feeling and determine what actions might need to be taken to improve. We continued to offer a hybrid work model while our customer care teams continued to serve our customers from home. We also worked to harmonize human resources programs and tools to ensure all employees were well supported.

Engaging our employees

When people feel connected, engaged, and supported, it strengthens our ability to better serve our customers and shareholders, build solutions, and support the broader community as strong ambassadors of Rogers.

In 2023, we relaunched our Employee Listening Program to improve our data-driven insights on top strengths and opportunities for employee engagement and to track employee sentiment and progress over time. In lieu of issuing one annual survey focused on a single, overarching engagement score, we now survey our employees quarterly to measure five key aspects of the employee experience: clarity of their role, their confidence in our Executive Leadership Team, their perceived support from their manager, their sense of inclusion and belonging, and their likelihood of recommending Rogers products and services.

Recognizing performance

We remain focused on building a strong, inclusive, and diverse team that reflects the communities and customers we serve by providing competitive and equitable total compensation that considers experience, responsibility, and local market conditions. We also include short- and long-term success into our compensation practices.

Our total rewards programs include monetary, benefits and wealth accumulation programs. We are also committed to supporting employees through every stage of life, including maternity, adoption, and surrogacy benefits, in addition to child and elder-care services.

Through the 2023 Ted Rogers Awards, we were proud to celebrate 3,161 nominations and 2,726 winners (including 287 individuals and 2,439 team members) who lived our values, delivered on our priorities, and went above and beyond for our customers, business, or communities.

Learning and development

We have put significant effort into creating targeted learning experiences for equity-deserving groups at Rogers and building an inclusive work environment across the organization. We continue to focus on building specialized technical skills, increasing the level of business readiness among employees, and reducing security risks with a focus on employee safety. In 2023, we hired 3,631 new employees (both permanent and temporary), saw 46.1% internal talent mobility, and invested $26 million into training and development for our employees.

DIVERSITY, EQUITY, INCLUSION AND BELONGING

Our Diversity, Equity, Inclusion and Belonging Strategy

We all bring something different to the workplace, and together, we make an impact for our customers. We also believe that we should reflect the customers we serve. This commitment is demonstrated through our Diversity, Equity, Inclusion and Belonging Strategy (DEIB Strategy). Launched in 2020, this five-year strategy is grounded in three pillars: people, customers, and community. It focuses on embedding diversity, equity, and inclusion into the fabric of our organization and applying a DEIB lens to everything we do – from how we recruit to how we engage with our customers and the content we support. The strategy is championed by our DEIB Council comprising business leaders and 11 volunteer Diversity Groups representing various communities.

Our business units also have representation goals that are aligned with our overall DEIB Strategy. We amplify leadership accountability through Diversity Dashboards that provide leaders with a view of their team diversity data to help inform the specific actions needed to deliver against our representation goals.

Key initiatives in support of our DEIB Strategy include:
- publishing our first three-year Accessibility Plan to help prevent and remove barriers for our teams and customers;
- launching new mandatory training for all employees on accessibility and Indigenous cultural awareness;
- launching Elevate, a leadership and sponsorship program, as part of our Black North Initiative commitment to increase Black representation in leadership;
- creating a third Downie Wenjack Legacy Space and streamlining the Indigenous tax exemption as part of our Truth and Reconciliation commitment;
- delivering year three of the Rogers Sports & Media *All IN* campaign promoting small businesses, charities, and organizations that support equity-deserving communities, which provided 1,711 hours of creative production to design customized campaigns for our partner organizations, aired across our television, radio, and social platforms; and
- Rogers Sports & Media profiling hundreds of businesses owned by women, 2SLGBTQ+, Indigenous, Black, people of colour, and persons with disabilities, and awarding multiple BIPOC scholarships and mentorships across *Sportsnet, Cityline,* and *OMNI* Television.

DEIB policies

We have robust policies and programs in place to promote accessibility, diversity, inclusion, and equity internally and within the communities in which we operate. Further, we do not tolerate discrimination or harassment in any form, as defined in our DEIB Policy and Rogers Business Conduct Policy, which state that we will not tolerate harassment or discriminatory acts or practices, by any of our employees in accordance with the Provincial and Canadian Human Rights Act which prohibits discrimination on the grounds of race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability, and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.

Broadening the talent pool

We continue to commit to providing a 50% diverse candidate slate to hiring managers for open positions. In 2023, in aggregate, 60% of internal and external applicants who reached the hiring manager interview phase self-identified as part of any equity-deserving group.[1] Our Inclusive Hiring Training equips recruiters and hiring managers with tools to identify and eliminate bias in the hiring process and we partner with external groups, including Black North Initiative (BNI) Connect, Pride at Work, Indigenous Works, IndigenousLink, Lime Connect, and Women in Communications and Technology, to reach talent from various communities.

INDIGENOUS COMMUNITY RELATIONS AND SOCIO-ECONOMIC INVESTMENT

Since our company was founded more than 60 years ago, our social impact programs have made a meaningful and measurable impact in communities across the country. Our giving programs have evolved into close relationships with, and support for, registered charities and non-profit organizations that are delivering programs to support community needs. Together with our employees who are empowered through employee giving programs, we are investing in communities across the country to help level the playing field for all Canadians, particularly youth, Indigenous communities, new Canadians, and those from other equity-deserving groups.

We support organizations that are helping youth achieve their highest potential by investing in programs that develop life skills and confidence, while providing educational and mentorship opportunities. This includes Ted Rogers Scholarships, Ted Rogers Community Grants, *Jays Care* Foundation programs, and more. In 2023, we drove benefits to community organizations across Canada of over $100 million. This includes $88 million directly invested (cash and in-kind support), or 6.4% of our pre-tax profits, and an additional $39 million enabled through the Shaw Charity Classic and Jays Care Foundation.

Support for the next generation

In 2023, over 100,000 youth benefited from our programs for youth, including:
- awarding more than 1,000 Ted Rogers Scholarships to youth across Canada to help remove financial barriers to post-secondary education;
- supporting nearly 50,000 Canadian youth through community grants awarded to organizations offering programs in education, digital literacy, health and sport, and entrepreneurship;
- enabling Jays Care Foundation programming across Canada from which over 50,000 children and youth benefited; and

---

[1] Not inclusive of Shaw hiring.

- through our partnership with Tennis Canada, building four new fully-accessible, year-round covered tennis courts for more than 1.6 million community members in Edmonton, AB and Waterloo, QC. This is part of the Year-Round Community Tennis Courts Program presented by Rogers, which will work to increase participation amongst youth by building 160 indoor courts at up to 30 facilities by 2029.

Through our investment in the annual Shaw Charity Classic, we supported thousands more children and youth across Alberta through $18.8 million raised at the 2023 tournament benefiting 272 local community organizations. Since launching, the tournament has raised more than $100 million for charity.

Engaging with Indigenous Peoples

We continue to build programs and expand services to address the needs and promote the economic and social well-being of Indigenous peoples in businesses and communities in Canada.

We are making progress against commitments in our Truth and Reconciliation Commitment Statement released in 2022. Our journey towards truth and reconciliation is guided by the Canadian Council for Aboriginal Business' (CCAB) Progressive Aboriginal Relations (PAR) program, of which we are an active member and sponsor through a variety of initiatives.

In 2023, we won an ESG Leadership Award for our work in Diversity, Equity, and Inclusion at the CoreNet Global 2023 REmmy Awards, which recognized our efforts and the efforts of the Rogers Indigenous People's Network to support Truth and Reconciliation, and in educating our team members on the history of Indigenous peoples in Canada and the injustices committed against them.

We proudly employ one of the industry's first all-Indigenous Indigenous Relations Team who foster outreach, education, and corporate development with Indigenous communities and within Rogers. We have also implemented a resident Elder partnership that has leveraged the knowledge and teachings of Elder Duke Redbird of Saugeen Nation to provide advice and guidance to leadership.

We employ the latest network technology to connect remote, rural, and Indigenous communities across the country using both traditional and innovative means. Once connected, our team supports communities to leverage these network enhancements towards a vision of multi-generational prosperity, health and well-being, and self-determination. In 2023, our Indigenous Relations team had an added focus on online safety and security, innovation, the Internet of Things, and smart cities and it is working to implement forest fire and flood monitoring and remote ultrasound technology in 2024.

Across Rogers Sports & Media, dedicated news coverage and online public information resources amplify Indigenous voices and enhance awareness of the history and legacy of residential schools and the reconciliation process. In 2023, we announced that we will establish an all-Indigenous news outlet to provide authentic and relevant Indigenous coverage from coast-to-coast.

As part of our PAR efforts, we are:
- amending procurement policies and procedures to ease access for Indigenous business owners and service providers;
- working with our Human Resources and Talent Acquisition teams to break down barriers associated with Indigenous recruitment; and

- seeking out innovative strategies to bridge the digital divide for as many First Nations as possible.

We also support Indigenous community members through the creation of legacy and safe spaces to honour and acknowledge our efforts towards equity, truth, and reconciliation in partnership with the Gord Downie & Chanie Wenjack Fund. We opened a new legacy space in 2023 in our Montreal office in partnership with local Mohawk leaders and elders, and we aim to launch new Kelowna and Calgary spaces in 2024.

Support for Canadian content

Since 1980, we have been enthusiastic supporters of Canada's independent film and television producers, with nearly $700 million invested through three types of funding (Rogers Group of Funds): the Rogers Telefund, which offers loans to Canadian independent producers; the Rogers Documentary Fund, Canada's premier source of funding for documentary films; and the Rogers Cable Network Fund, an equity investor in Canadian programs. Together, these funds contributed $23.5 million in 2023 to enable the creation of Canadian content, the ability to borrow bridge funds for creators, and the opportunity for artists from Black, Indigenous, People of Colour and other equity-deserving communities to create art.

Rogers Group of Funds also supports Docs for Schools that offers free in-school and in-cinema documentary screenings for Ontario students in grades 5-12.

The 2022-23 school year was a year of continued success for the Docs for Schools program:
- serving 87,666 students and 1,008 teachers; and
- engaging 526 schools in seven provinces and one territory.

SOCIAL IMPACT OF PRODUCTS AND SERVICES

We use our 5G technology as a catalyst for positive change and to drive the next generation of innovation. We make multimillion-dollar investments in universities across Canada, such as the University of British Columbia and the University of Waterloo, to support research and innovation that will transform industries and enhance Canadians' lives. Through our partnerships, researchers are tackling issues like gridlock, through smart transportation systems to improve road safety, improving safety and productivity in industries like mining, and building resilience in critical infrastructure with 5G sensor technology.

With the unprecedented impacts of climate change on communities across the country, we expanded our support to help Canadians, first responders, and governments in 2023. This includes investing in industry-leading wildfire detection and prevention technology that leverages our national 5G network and technology partnerships. With researchers at the University of British Columbia, we will use SpaceX satellite-connected sensors to better predict wildfires in remote areas of British Columbia without wireless networks and we are also introducing AI cameras powered by our 5G network that can detect smoke up to 20 kilometres away. We also donated satellite phones to the British Columbia Search and Rescue Association to support first responders.

Supporting principles

Our responsible technology approach, anchored on the following principles, promotes the use of our technology to connect Canadians:

- promoting safety and security;
- protecting data privacy;
- preventing technology from being misused;
- enabling equitable access;
- respecting human rights;
- treating people fairly and with respect; and
- being open, transparent, and accountable.

Responsible Management

DATA PRIVACY AND SECURITY

At Rogers, safeguarding the privacy of customer information, network security, and promoting transparency are top priorities.

Governance structures

Through the Audit and Risk Committee, the Board oversees data security and is updated on privacy as required. Executive responsibility of privacy is overseen by the Chief Privacy Officer and the Senior Vice President, Regulatory Affairs. The Chief Technology and Information Officer and Chief Information Security Officer (SVP, Information Security) have executive responsibility over data security supported by technology, network resilience, and cybersecurity leaders.

We require our employees and third parties working for, or on behalf of, us to comply with applicable privacy laws and industry standards for cybersecurity. Every year, our employees complete mandatory privacy and cybersecurity training courses and our annual Rogers Business Conduct Policy training, which also highlights privacy and security responsibilities and practices. We regularly conduct simulated phishing exercises with our employees; any employees who do not recognize the phishing simulations are provided with additional training for identifying a phishing attack. We review and enhance content annually for both of our privacy and cyber security training programs.

We also make information about privacy and cybersecurity available to our customers online.

Our cybersecurity practices are continually measured and enhanced against industry-leading frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework for maintaining a robust cybersecurity program and improving critical infrastructure.

We regularly engage independent, external auditors to assess PCI DSS and SOC 2 compliance on areas such as data centres. Our data centres are ISO 27001 certified and we complete regular vulnerability scanning, with third-party validation through external penetration testing on applications.

Industry groups

We participate in several industry groups, associations, and committees to promote the importance of privacy and cyber security, such as:
- the Alliance for Privacy and Innovation in Canada;
- the Canadian Security Telecommunications Advisory Committee;
- the Canadian Marketing Association's Privacy and Data Committee;
- the Canadian Wireless Telecommunications Association's Privacy and Security Committee;
- the Canadian Anonymization Network Steering Committee; and
- the International Association of Privacy Professionals Canadian Advisory Board.

Our Chief Information Security Officer is also on the advisory board of the University of New Brunswick Canadian Institute for Cybersecurity, which aims to support the expansion of industry artificial intelligence and machine learning and cybersecurity capabilities.

Rogers Cybersecure Catalyst

Working with Toronto Metropolitan University, we are helping to develop the Canadian cyber security ecosystem and fuel the country's digital economy through Rogers Cybersecure Catalyst. In 2023, we marked the five-year anniversary of the program with a partnership renewal and $15 million in new funding. Over the past five years, Catalyst has empowered over 7,000 individuals and 500 organizations across the country through its pioneering cybersecurity programs and initiatives.

BUSINESS ETHICS AND OPEN INTERNET ACCESS

Our Rogers Business Conduct Policy, robust compliance systems, and support for our people ensure that accountability, risk management, and controls are embedded at the right levels. All employees must review and acknowledge their acceptance of the Rogers Business Conduct Policy on an annual basis.

Governance structures

The Board is responsible for overseeing the conduct of business and affairs across the Company and supervising our management team in carrying out their responsibilities.

In addition to the Rogers Business Conduct Policy, the Board has adopted the Directors Code of Conduct and Ethics. The Board exercises its responsibilities through direct action and delegation to its eight standing committees, ensuring effective oversight and accountability: Audit and Risk, Finance, Corporate Governance, Pension, Executive, Nominating, Human Resources, and ESG.

We are committed to addressing any customer concerns regarding our data handling practices. If concerns arise, customers may contact the federal Office of the Privacy Commissioner of Canada (OPC), where we strive to resolve the matter promptly at Early Resolution. Should there be an investigation by the OPC, we will fully cooperate with any investigation and implement recommendations from the OPC.

Adhering to highest ethical standards

Our Rogers Business Conduct Policy, championed by our senior leaders and supported by our employees, consolidates the expectations that apply across our business. We have several mandatory training programs in place to ensure employees understand unethical and corrupt behaviour, and how to avoid accidental causes of privacy breaches.

We are transparent with our customers and employees about the treatment and handling of their personal information through the Rogers Privacy Policy and the Employee Privacy Policy, respectively. These are detailed statements of responsibilities and practices about how we protect personal information that also apply to our suppliers through contract language. The documents outline what data we collect, how and when we disclose information, and the steps we take to safeguard the information. The policies are reviewed regularly to ensure compliance with regulatory requirements and guidelines, as well as industry best practices. We update these documents with any material changes to our practices or when the governing legislation is amended.

Our Environmental Policy enshrines our values to conduct our business in an environmentally responsible manner. In 2023, we reviewed our Environmental Policy to ensure it reflected our material areas of focus, including the reduction of waste through recycling and reuse alternatives, reduction of energy consumption through efficiencies, prevention of pollution and biodiversity loss, and responsible use of natural resources, including water.

ERM facilitates management in conducting a financial statement fraud risk assessment, which aims to ensure the accuracy and transparency of our financial statements and disclosures. This assessment evaluates the effectiveness of controls in place to mitigate the risk of financial statement fraud. The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies.

Employees who have reason to suspect any violation of applicable laws or regulations, or have concerns about potential business, ethical, or financial misconduct regarding our accounting practices, financial controls, or the safeguarding of our assets, can speak to a manager, supervisor, or HR Business Partner. They can also report their suspicions or concerns via the STAR Hotline, our corporate whistleblower service that allows for anonymous reporting. Employees may also confidentially access the hotline through its confidential web interface. Both the STAR Hotline and web interface are toll free and available 24/7. Information is available on our intranet and is shared during employee onboarding. Employees may also disclose information to a securities regulatory authority, a self-regulatory organization recognized under securities legislation, or a law enforcement agency.

Net neutrality
The Canadian Radio-television and Telecommunications Commission (CRTC), through the *Telecommunications Act* (Canada), sets the regulatory framework for Internet traffic management practices supporting free and open access to information on our networks (known as net neutrality). We are a firm proponent of net neutrality and comply with the policy and requirements set by the CRTC in ensuring free and open Internet access for our customers. We also acknowledge that Rogers, as well as the other entities in the online ecosystem, have a role to play in addressing illegal, infringing, and harmful content online and protecting our customers and networks from malicious online actors. We believe sanctioned measures to address this behaviour are an essential and consistent aspect of net neutrality principles.

Procurement and supplier management
Our third-party Supplier Code of Conduct defines what we expect of our suppliers as it relates to ethical conduct, anti-bribery practices, labour practices, protection of human rights, environmental, health, and safety management, as well as their interactions with us. This includes not employing forced labour or child labour, complying with applicable wage laws, and respecting local workweek regulations.

We currently use the UN Guiding Principles on Business and Human Rights as a blueprint for mitigating and managing potential human rights issues throughout the supply chain, including identification of geographies, materials, and suppliers at risk, and to leverage and remedy strategies. To ensure our suppliers adhere to our Supplier Code of Conduct and align with our corporate principles and ethics, we conduct an annual EPP survey.

This year, our third-party Supplier Code of Conduct and EPP survey have been enhanced to respond to new legislation on modern slavery, including by adding an obligation on our suppliers to uphold federal policies around the fight against forced labour and child labour and to report annually to Rogers on their compliance. These changes and new expectations were highlighted in pre-EPP supplier communication and will be a requirement in 2024. In 2024, we will also update our Procurement 101 training for employees to include information on modern slavery and our related obligations.

We share the values of, and commit to, respecting and protecting human rights as reflected in international proclamations on human rights, such as the Universal Declaration of Human Rights, the UN Guiding Principles for Business and Human Rights, the UN Declaration on the Rights of Indigenous Peoples, and Canadian human rights laws.

Our human rights expectations for our employees and Directors are defined in our Rogers Business Conduct Policy and our Directors Code of Conduct and Ethics. Our grievance mechanisms are available for any customer concerns and misconduct concerns from employees, which can be reported through a variety of reporting avenues, including our "Share your Concern" portal and our STAR Hotline, respectively.

Identifying and managing our risks in the supply chain is an integral part of our conscious leadership approach. In 2023, we worked with suppliers in 41 different countries, with nearly 73% of our suppliers headquartered in Canada and another 23% based in the US, with similar stringent supplier ethical policies. As part of our Third-Party Risk Management Program, we categorize our suppliers as either strategic, preferred, or approved in order to identify our critical suppliers.

We are committed to growing inclusivity and diversity within our supplier base. In 2023, we focused not only on growing the number of certified diverse suppliers with which we work, but also on increasing our Tier 2 diversity engagements. We applied additional weighting factors to our RFx sourcing templates and worked with many of our Tier 1 suppliers to develop and expand their respective diversity programs. In 2023, we increased the number of certified diverse suppliers we directly work with to 380, representing a 104% increase over 2022, and spent approximately $206 million for their products and services.

CUSTOMER RELATIONSHIPS
We are committed to putting customer experience at the centre of everything we do through investing in enhancements to make all interactions simple and fast, and ensuring our customer-facing teams are ready to better support our customers. We view each customer interaction as an opportunity to cultivate lasting relationships and aim to provide exceptional customer experiences and offer innovative solutions that resonate with our customers.

Listening to our customers
Last year, leaders across the organization continued to engage with our frontline teams to gain a firsthand view of how our frontline team members serve our customers. These connections allowed us to capture opportunities to continuously improve our customer's experience through encouraging those closest to our customers to share ideas, provide feedback, and leverage what they know to shape the experiences we design.

We are committed to our proudly Canadian customer-facing teams, who are ready to serve our customers across the country. Following our merger with Shaw, we repatriated the Shaw customer service teams as part of our commitment to 100% Canada-based teams.

In 2023, we remained dedicated to identifying and deploying process improvement opportunities to make the customer experience even better. We delivered over 160 process improvements to reduce customer and frontline friction, removing 48 million unnecessary contact minutes, equal to approximately 2.4 million individual customer contacts. To support this, we continued investing in our frontline teams to remove friction through training and tools, including the ongoing roll out of Agent Assist (AI for frontline) to all Care and Technical Support specialists.

To promote our continued focus on self-serve solutions for customers, we implemented several digital and self-serve capability initiatives, such as Device Guides for all residential and wireless products for both contact centre agents and customers on rogers.com and fido.ca.

Additionally, we introduced the following features and benefits available to customers:

Bill and pay:
- QuickPay access with no login requirements;
- extension of Autopay and Payment Arrangement capabilities into Virtual Assistants, Anna/AskJack (create, manage, get status, and pay); and
- "First bill" tour and explanation.

Wireless:
- roaming and long distance look-up tools in Anna and AskJack;
- extending plan change capabilities in the MyRogers App and through Anna and AskJack; and
- multi-line activation to remove friction from users looking to transfer or activate multiple phones with us.

Residential:
- a network status hub that shows real-time updates on issues or outages and provides the ability to create a ticket with notifications; and
- early outage detection through AI.

Customer experience:
- launched self-serve Indigenous tax exemption on the web and through Anna and AskJack;
- launched a MyOffers tab on MyRogers, allowing customers to see personalized offers curated for their profile and streamlined with offers agents see;
- accessibility enhancements to our T911 self-serve form registration, helping ensure a seamless subscription process for all customers;
- extending key Virtual Assistant capabilities in Apple Business Messaging (including network status and cable burial);
- streamlined order tracking across more touchpoints with added statuses (including backorder estimated shipment timeline); and
- introduced Getting Started hubs to give customers a single destination for all their installation and onboarding needs.

Digital inclusion

We remain committed to using our networks and technology to provide accessible, reliable, high-speed connectivity for Canadians across the country, including those in rural, remote, and Indigenous communities. This year, we expanded Canada's largest 5G network to reach over 2,200 communities.

In 2023, we expanded Connected for Success, a first of its kind Canadian program, to provide more affordable and accessible Internet and wireless services for low-income Canadians. Our high-speed low-cost Internet program, to Western Canada and Northern Ontario starting at a low monthly rate of $9.99 plus taxes. We also launched the new national Connected for Success 5G Mobile Plan with a no-cost 5G smartphone that is available to over 2.5 million Canadians, providing a more affordable way to connect to 5G wireless services. The new $25 5G plan offers 3 GB of 5G data with no overage charges and a no-cost 5G device with financing when you keep your phone for a 24-month term.

Connected for Success is available to over 2.5 million eligible low-income Canadians, including those receiving provincial income or disability benefits, seniors receiving the federal Guaranteed Income Supplement (GIS), rent-geared-to-income tenants of a non-profit housing partner, families receiving the maximum Canada child benefit or maximum GIS through the federal Connecting Families program. We are working with nearly one thousand organizations nationally to provide the program to eligible Canadians, including non-profit housing partners and community organizations.

NETWORK LEADERSHIP AND RESILIENCE

We continually invest in our networks and technology to provide our customers with industry-leading connectivity and our networks are backed by third-party global benchmarking leaders. In 2023, we were awarded Umlaut's "Best in Test" award for the fifth consecutive year.

Network investments

As part of our commitment to continue expanding Canada's largest 5G network and connect rural, remote, and Indigenous communities across Canada, we continued to make strategic investments in 2023.

Through the transformative Shaw Transaction, we are focused on making long-term network investments to ensure all Canadians can access the best networks in the world, including our five-year commitment to invest $6.5 billion across Western Canada by April 3, 2028, which we made when we announced the Shaw Transaction and subsequently agreed to in legally binding undertakings with Innovation, Science and Economic Development Canada.

This year, we enhanced and expanded our 5G network across Western Canada, including enabling new wireless connectivity along unserved highways in rural and remote parts of British Columbia in partnership with the Province. We turned on seven new towers to provide 70 kilometres of new continuous connectivity along a stretch of Highway 14 between Sooke and Port Renfrew and 25 kilometres of new connectivity on Highway 95 between Nicolson and Harrogate. Now, customers have access to 5G services and all residents, visitors, and workers have access to 911 along these corridors. The new towers also support the work of critical first responders, including B.C. Search and Rescue, as well as local businesses and communities along these stretches of highway.

We continue to make progress along Highway 16, also known as the "Highway of Tears," to bring seamless wireless service between Prince Rupert and Prince George. In December 2023, we turned on three new wireless towers, providing 50 kilometres of new 5G cellular connectivity on sections of Highway 16. The project is supported by the Government of Canada and is also part of our ongoing work with the Province of British Columbia to expand service and improve connectivity along other key routes, including Highways 3, 4, and 97.

Working with Agnico Eagle Mines Limited (Agnico Eagle), we lit up eight new 5G wireless towers along Highway 652 in Northern Ontario to provide seamless wireless connectivity along the 180-kilometre stretch between Cochrane and Agnico Eagle's Detour Lake Mine, making travel safer for residents, business travelers, and Agnico Eagle employees. These towers are almost all off-grid and are primarily powered by wind and solar energy. In addition to the towers along the highway, we also worked in partnership with Taykwa Tagamou Nation to build a new tower in their specific community to bring wireless coverage to residents for the first time. This new wireless service is helping residents stay connected with friends and family, as well as supporting economic development and improve access to emergency services.

Working with the Eastern Ontario Regional Network (EORN), the Ontario Ministry of Infrastructure, and Infrastructure Canada, we uplifted or built 66 new towers to introduce 5G in eastern Ontario communities in 2023. This investment is part of the EORN Cell Gap Project, a $300 million public-private partnership to improve and expand cellular services across rural eastern Ontario. Through this partnership, we are building approximately 330 telecommunications sites, consisting of both new sites and colocations and upgrading 312 existing sites—bringing vital infrastructure to more municipalities and Indigenous communities in eastern Ontario.

Keeping Canadians connected where and when they want means investing in new and innovative network technology. In 2023, we announced partnerships with SpaceX and Lynk Global (Lynk) to bring satellite-to-mobile phone coverage nationwide to help ensure Canadians stay connected in areas beyond the limits of traditional wireless networks. In December, Rogers and Lynk completed Canada's first successful satellite-to-mobile test phone call in Heart's Content, Newfoundland and Labrador. We plan to launch satellite-to-mobile phone technology in 2024, starting with SMS texting, mass notifications, and machine-to-machine AI applications, and then expand to include voice and data services quickly thereafter.

In 2023, we acquired BAI Canada and began to modernize and expand the legacy cellular network in Canada's largest underground transit system. In just a few months, we completed upgrading the legacy network, bringing 5G service to the Toronto Transit Commission (TTC) subway system for the first time so riders can talk, text, and stream and have more reliable access to 911 on 5G in the busiest tunnels and at all stations.

In addition to our wireless expansion, in 2023 we were selected by the Government of Canada through the Universal Broadband Fund to bring access to reliable high-speed fibre Internet to more Canadians. In Nova Scotia, we will be bringing high-speed Internet access to over 1,600 households, including over 440 Indigenous households. In Ontario, along with funding from the Government of Ontario, we are working to provide Internet access to more than 66,000 households across southern Ontario.

Transparency in our Reporting

Learn more about our sustainability and social impact-related disclosures on about.rogers.com and investors.rogers.com:

Sustainability and Overall Social Impact	Environmental Leadership	People and Communities	Responsible Management
Our Impact Data Supplement Impact Reports	Environmental Impact Climate Action Report	Social Impact Truth and Reconciliation Inclusion and Diversity Strategy Booklet	Corporate Governance Leadership Team Board of Directors Annual Report AGM Materials Directors Code of Conduct and Ethics Rogers Business Conduct Policy Board Committee Mandates Rogers Supplier Code of Conduct Rogers Privacy Policy Rogers STAR Hotline Filings on SEDAR+

See our 2023 Data Supplement at about.rogers.com/our-impact/impact-reports for:
- Glossary of Terms
- Non-GAAP and Other Financial Measures – Economic Value Distributed
- Global Reporting Initiative index
- Sustainability Accounting Standards Board index
- TCFD Index
- KPI Performance Data Sheet

Assurance

KPMG'S INDEPENDENT PRACTITIONER'S LIMITED ASSURANCE REPORT

To Board of Directors and Management of Rogers Communications Inc.

We have undertaken a limited assurance engagement on certain quantitative performance indicators of Rogers Communications Inc. (the "Entity"), included in the accompanying 2023 Sustainability and Social Impact Report and Data Supplement (collectively, the "Report"), as at and for the year ended December 31, 2023.

The scope of our limited assurance engagement, as agreed with management, comprises the following performance information (collectively, the "subject matter information") and criteria:

Topic	Units	Subject Matter Information	Criteria
Governance and accountability	Percentage	Percentage of employees trained in Rogers Business Conduct Policy	Internally developed
Customer experience	Percentage	Customer retention - Wireless monthly churn rate (postpaid voice & data)	Internally developed
		Customer retention - Wireless monthly churn rate (prepaid voice & data)	Internally developed
	Number	Complaints accepted by the Commission for Complaints for Telecom-television Services (CCTS)	Internally developed
		Well-founded privacy complaints with the federal Office of the Privacy Commissioner	Internally developed
	$ millions	Capital expenditures	IFRS
Employee experience	Percentage	Percentage of employees who are women (Overall)	Internally developed
		Percentage of employees who are women (VP+)	Internally developed
		Percentage of employees who are People of Colour (Overall)	Internally developed
		Percentage of employees who are People of Colour (VP+)	Internally developed
		Percentage of employees who are Indigenous Peoples (Overall)	Internally developed
		Percentage of employees who are Persons with Disabilities (Overall)	Internally developed
		Employee voluntary turnover rate	Internally developed
	Rate per 100 full time employees	Lost-time incident rate	Internally developed
Environmental responsibility	GJ	Energy (Direct and Indirect) consumed by the organization	Internally developed
	GJ	Direct energy consumed	Internally developed
	GJ	Indirect energy consumed (electricity and steam)	Internally developed
Community investment	$ millions	Total cash donations	Internally developed
		Total in-kind donations	Internally developed
		Total community investment	Internally developed
	Percentage	Percentage of pre-tax profits donated to charities and NGOs	Internally developed
Economy and society	$ millions	Economic value distributed	Internally developed
		Total income taxes paid	IFRS
Environmental impact	metric tonnes CO2e	Direct GHG Emissions (Scope 1)	GHG Protocol: The Corporate Accounting and Reporting Standard
		Indirect GHG Emissions (Scope 2) location-based	
		Total GHG Emissions (Scopes 1 and 2) location-based	

The subject matter information is denoted by the symbol ✪ in the Report.

Other than as described in the preceding table, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Report, and accordingly, we do not express a conclusion on this information.

There are no mandatory requirements for the preparation or presentation of the subject matter information. As such, the Entity has applied The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition) in relation to greenhouse gas emissions and the internally developed criteria presented in the Glossary of Terms in the Data Supplement in relation to the remaining subject matter information (the "applicable criteria").

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and presentation of the subject matter information in accordance with the applicable criteria.

Management is also responsible for such internal control as management determines necessary to enable the preparation and presentation of the subject matter information that is free from material misstatement, whether due to fraud or error. This responsibility includes determining the Entity's objectives in respect of sustainability performance and reporting, identifying stakeholders and material issues, and selecting or developing appropriate criteria.

PRACTITIONER'S RESPONSIBILITIES

Our responsibility is to express a limited assurance conclusion on the subject matter information based on evidence we have obtained. We conducted our limited assurance engagement in accordance with Canadian Standards on Assurance Engagements (CSAE) 3000, *Attestation Engagements Other than Audits or Reviews of Historical Financial Information and CSAE 3410, Assurance Engagements on Greenhouse Gas Statements.* These standards require that we plan and perform our engagement to obtain limited assurance about whether the subject matter information is free from material misstatement.

The procedures performed in a limited assurance engagement vary in nature and timing from and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, we do not express a reasonable assurance opinion about whether the subject matter information has been prepared in all material respects, in accordance with the applicable criteria.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users of our report.

The nature, timing and extent of procedures performed depends on our professional judgment, including an assessment of the risks of material misstatement, whether due to fraud or error, and involves obtaining evidence about the subject matter information.

Our engagement included: assessing the appropriateness of the subject matter information, the suitability of the criteria used by the Entity in preparing the subject matter information in the circumstances of the engagement, and evaluating the appropriateness and consistency of the quantification methods, reporting policies and procedures, and models used in the preparation of subject matter information, including estimates developed by the Entity.

The procedures we performed were based on our professional judgment and included, amongst others, the following:
- Making inquiries, primarily of persons responsible for data collection and preparation of the subject matter information;
- Obtaining and inspecting documents to compare the reported data for the subject matter information to underlying data sources;
- Performing recalculations of the subject matter information to assess the appropriateness and consistency of quantification methods;
- Performing analytical procedures; and
- Considering disclosure and presentation of the subject matter information within the Report.

The engagement was conducted by a multidisciplinary team which included professionals with suitable skills and experience in both assurance and in the applicable subject matter, including environmental, social and governance aspects.

PRACTITIONER'S INDEPENDENCE AND QUALITY MANAGEMENT

We have complied with the relevant rules of professional conduct/ code of ethics applicable to the practice of public accounting and related to assurance engagements, issued by various professional accounting bodies, which are founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Canadian Standard on *Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements* which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

SIGNIFICANT INHERENT LIMITATIONS

Historical non-financial information, such as that contained in the Report, is subject to more inherent limitations than historical financial information, given the characteristics of the underlying subject matter and methods used for determining this information. The absence of a significant body of established practice on which to draw allows for the selection of different but acceptable evaluation techniques, which can result in materially different measurements and can impact comparability. The nature and methods used to determine such information, as described in the applicable criteria, may change over time, and it is important to read the Entity's reporting methodology as available within the Report.

EMPHASIS OF MATTER

Comparative information
As discussed in notes 1 and 14 to the Environment section of the Data Table in the 2023 Data Supplement of the Report, the 2019 base year emissions and energy consumption data has been restated to reflect the structural change that resulted from the 2023 acquisition of Shaw Communications Inc.

Methodology change
We draw attention to note 3 to the Environment section of the Data Table in the 2023 Data Supplement in the Report, which describes the measurement process for the period from January 1, 2023 to December 31, 2023 is based on actual consumption from January 1, 2023 to August 1, 2023 and estimated consumption from September 1, 2023 to December 31, 2023. Comparative information has not been restated.

Our conclusion is not modified in respect the above matters.

OTHER MATTER

We have not been engaged to, and therefore do not, provide any assurance in respect of the restatements discussed in notes 1 and 14. Our conclusion is not modified in respect of this matter.

CONCLUSION

Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Based on the procedures performed and evidence obtained, no matters have come to our attention to cause us to believe that the Entity's subject matter information as at and for the year ended December 31, 2023, is not prepared and presented, in all material respects, in accordance with the applicable criteria.

RESTRICTION ON USE

Our report is intended solely for Rogers Communications Inc. We acknowledge the disclosure of our report, which will be made in full only by Rogers Communications Inc. at its discretion, in the 2023 Sustainability and Social Impact Report and Data Supplement. We do not assume or accept any responsibility or liability to any third party in respect of this report.

KPMG LLP

Chartered Professional Accountants
Toronto, Canada
March 5, 2024

Glossary of selected industry terms and helpful links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G (Fifth Generation Wireless): The fifth generation in mobile phone technology, which over time, will deliver faster speeds, instant response times, and fast connections, fundamentally changing how we live and work. 5G will be capable of peak data rates up to 100 times faster than 4G LTE, all while supporting up to 10 million connections per square kilometre – 10 times the capacity of 4G LTE.

4K–Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ARPA (Average Revenue per Account): This business performance measure, expressed as a dollar rate per month, is predominantly used in wireless and cable industries to describe the revenue generated per customer account per month. ARPA is an indicator of a wireless and cable business' operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business' operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one

permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Customer Relationships: This Cable metric refers to dwelling units where at least one of our Cable services is installed and operating and the service(s) are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line's bandwidth.

Edge Computing: The process of obtaining, processing, and analyzing data close to the source of its creation, Edge computing eliminates the need for data to travel through a distant server, reducing latency and bandwidth usage.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the-Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the "second generation" (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

Hardware Upgrade (HUP): The act of an existing wireless customer upgrading to a new wireless device.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz (terahertz) is trillions of hertz.

Homes Passed: Total number of homes that have the potential for being connected to a cable product in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced (LTE-A): A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

Machine-to-Machine (M2M): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these 'smart objects' over the Internet, query, change their state, and capture any information associated with them.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber's prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format for future playback.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

Subscription Video-on-Demand (SVOD): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

Video-on-Demand (VOD): A cable service that allows a customer to select and view movies and shows at any time from a library of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)
The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. **www.crtc.gc.ca**

Innovation, Science and Economic Development Canada (ISED Canada)
ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada's innovation performance, increase Canada's share of global trade, and build an efficient and competitive marketplace. **www.ic.gc.ca**

Federal Communications Commission (FCC)
The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. **www.fcc.gov**

Canadian Wireless Telecommunications Association (CWTA)
The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. **www.cwta.ca**

The Wireless Association (CTIA)
The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. **www.ctia.org**

GSM Association (GSMA)
The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association's initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. **www.gsma.com**

Commission for Complaints of Telecom-television Services (CCTS)
An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. **www.ccts-cprst.ca**

 For a more comprehensive glossary of industry and technology terms, go to **rogers.com/glossary**

Corporate and shareholder information

CORPORATE OFFICES
Rogers Communications Inc.
333 Bloor Street East,
Toronto, ON M4W 1G9
416.935.7777

CUSTOMER SERVICE AND PRODUCT INFORMATION
888.764.3771 or **rogers.com**

SHAREHOLDER SERVICES
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

TSX Trust Company
300 – 100 Adelaide Street West
Toronto, ON M5H 4H1, Canada
416.682.3860 or 800.387.0825
shareholderinquiries@tmx.com

Duplicate Mailings
If you receive duplicate shareholder mailings from Rogers Communications, please contact TSX Trust Company as detailed above to consolidate your accounts.

INVESTOR RELATIONS
Institutional investors, securities analysts and others requiring additional financial information can visit **investors.rogers.com** or contact us at:

647.435.6470 or
844.801.4792 (outside North America)
or **investor.relations@rci.rogers.com**

CORPORATE PHILANTHROPY
For information relating to Rogers' various philanthropic endeavours, refer to the "About Rogers" section of **rogers.com**

SUSTAINABILITY
Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit **about.rogers.com/our-impact**

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange (TSX):
RCI.A – Class A Voting shares
(CUSIP # 775109101)
RCI.B – Class B Non-Voting shares
(CUSIP # 775109200)

New York Stock Exchange (NYSE):
RCI – Class B Non-Voting shares
(CUSIP # 775109200)

  

DEBT SECURITIES
For details of the public debt securities of the Rogers companies, please refer to the "Debt Securities" section under **investors.rogers.com**

INDEPENDENT AUDITORS
KPMG LLP

ONLINE INFORMATION
Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit **investors.rogers.com** where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

DIRECT DEPOSIT SERVICE
Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact TSX Trust Company as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

2023	Price RCI.B on TSX			Dividends Declared per Share
	High	Low	Close	
First Quarter	$67.07	$60.00	$62.64	$0.50
Second Quarter	$67.67	$56.90	$60.44	$0.50
Third Quarter	$61.97	$51.38	$52.15	$0.50
Fourth Quarter	$62.84	$50.15	$62.03	$0.50

Shares Outstanding at December 31, 2023
Class A Voting	111,152,011
Class B Non-Voting	418,868,891

2024 Expected Dividend Dates
Record Date*:	Payment Date*:
March 11, 2024	April 3, 2024
June 10, 2024	July 5, 2024
September 9, 2024	October 3, 2024
December 9, 2024	January 3, 2025

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)
Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers' DRIP, please visit **https://tsxtrust.com/a/investor-hub** or contact TSX Trust Company as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at **https://tsxtrust.com/edelivery**. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS
This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the "Risks and Uncertainties Affecting our Business" and "About Forward-Looking Information" sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

 Facebook
facebook.com/rogers

 Twitter
@rogers

 LinkedIn
linkedin.com/company/rogers-communications

The best is yet to come

Ted Rogers